Security National
Family of Companies

    

2024

ANNUAL REPORT
Security National Financial Corporation

Security National

Family of Companies

    

Who We Are...

The roots of our company were planted deep in 1965 with the founding of Security National Life Insurance Company. Starting with only $543,000 in assets, in a small rented house in Salt Lake City, Utah, Security National has grown into a strong industry leader in several fields of service.

Over the past six decades we have grown consistently through new sales and investment opportunities, and through the acquisition of life insurance companies, funeral homes and cemeteries, as well as the formation and growth of our mortgage operations.

Profile

Our company operates three main business segments: life insurance, funeral service and mortgage lending. Our company is designed and structured so each segment relates to the others, and contributes to the profitability of the whole. For example, our cemetery and mortuary operations enjoy a high level of public awareness, assisting in the sales and marketing of our insurance and preneed cemetery and funeral products. Our life insurance company in turn invests its assets in high quality mortgage loans. Thus, while each segment is a stand-alone profit center, this horizontal integration is strategically planned to improve profitability. Additionally, our company actively pursues growth through acquisitions of life insurance companies and mortuaries, and through expanding our mortgage operations.



Scott M. Quist

Chairman of the Board
Chief Executive Officer
President

My Fellow Shareholders:

I am pleased to report on the affairs of our Company for the year ended December 31, 2024, and invite you to attend the annual Stockholders Meeting to be held Friday, June 27, 2025, in Salt Lake City, Utah, at the Company's offices.

Last year we, as a total organization, improved our before-tax income by over 100%. While we remain committed to increasing our growth rates and improving our profitability in 2025 and beyond, that 2024 100% increase marked a very good year. Looking forward, we view the current economic uncertainty as an opportune time to improve sales and profitability in all of our segments.

Our Life Insurance Segment had its best operational year ever in 2024, delivering a 25% improvement over 2023 which was its previous best year ever. We continue to find much opportunity for growth as we evaluate our competitive positions, improve the value propositions for our sales force, and increase premium rates where appropriate. During 2024 we spent much internal effort modernizing our commission and processing systems with increased flexibility and capability to better reward our high-performing sales professionals. Those efforts are already bearing fruit as we increase our recruiting efforts.

2024 was our Cemetery and Mortuary Segment's best year ever, improving 5% over 2023 which, similar to our Life Insurance Segment, was also its previous best year ever. Much time and effort was expended in better organizing and training our staff to efficiently provide the best care possible in the inherently sensitive situations within which we provide services. It is instructive to note that our Utah-based Cemetery and Mortuary group has received the "Best of State" award for the last 7 consecutive years, a very significant recognition of the quality services we provide. It is one thing to achieve "Best of State", it is quite another thing to remain "Best of State".

Our Mortgage Segment delivered a solid performance decreasing its annual loss by over $11 million dollars (pre-tax) while increasing its annual revenue by over 8%. While this segment did lose money in 2024, I believe it important to point out that our Mortgage Segment's improved performance was the single largest reason for our 100% increase in total income. It is further instructive to note that our Mortgage Segment achieved stand-alone profitability in 2 out of the 4 quarters in 2024. Nevertheless, it would be a mistake to ignore the reality that the mortgage industry continues to be profit-challenged, with Q4 being "Production Income" negative industrywide according to the Mortgage Bankers Association. Our talented and committed management group continues to work on streamlining, rightsizing, adding quality personnel, and consolidating operations where possible, to provide consistently competitive rates and customer experience in a very tough environment.

Lastly, as an important "third party" recognition we again received the "Top Workplace Award" for 2024, which marks the 9th consecutive year we have received this award. Similar to the "Best of State" award achieved by our Cemetery and Mortuary segment, it is one thing to receive the award for a single year, but quite another to receive consecutive annual awards. It is axiomatic to quality customer service to have employees who are and feel appreciated. This award's reception highlights our ongoing commitment to our employees, which in turn reflects our ongoing commitment to our businesses and customers.

I thank you for your continued support and I hope to see you at our Annual Meeting.

Very truly yours,

Scott M. Quist
Chairman, Chief Executive Officer, and President

SNFC Board of Directors and Officers



Scott M. Quist

Chairman of the Board
President
Chief Executive Officer
Director
Executive Committee



H. Craig Moody

President, Moody & Associates
Director
Executive Committee
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



Robert G. Hunter M.D.

Past Medical Staff President
Department Head-Otolaryngology,
Head and Neck Surgery
Intermountain Medical Center
Director
Compensation Committee
Nominating and Corporate
Governance Committee



Gilbert A. Fuller

Former Executive Vice President,
Chief Financial Officer and Secretary,
USANA Health Sciences, Inc.
Director
Executive Committee
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



John L. Cook

Co-Owner & Operator
Cook Brothers Painting, Inc.
Director
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



S. Andrew Quist

Director
President of Mortgage Operations
General Counsel
Executive Committee



Jason G. Overbaugh

Director
Vice President
National Marketing Director
of Life Insurance



Alexandra Mysoor

Founder and Chairwoman of Mysoor Industries
Founder and Chief Executive Officer of Alix
Director
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



Adam G. Quist

Director
President of Memorial Services
President of Life Insurance
Assistant Secretary
General Counsel



Jeffrey R. Stephens

Secretary
Senior General Counsel



Garrett S. Sill

Chief Financial Officer
Treasurer



Diana C. Olson

Vice President
Finance



Thayne D. Atkinson

Vice President
Chief Information Officer



Richard R. Dahl

Vice President
Tax



Jeffrey P. Adams

Controller



Matthew G. Bagley

General Counsel

1965

1965 - The founding of Security National Life Insurance
         Company
1966 - The acquisition of Grand Canyon Life
1967 - The acquisition of Bankers Trust Life
1969 - The acquisition of American Alliance Life

1970

1970 - The acquisition of Charter Oak Life & Washington
         Life Assurance
1972 - The acquisition of Columbia Life
1973 - The acquisition of National Capital Life and
         Memorial Estates Companies
1979 - The organization of Security National Financial
         Corporation

1980

1981 - The acquisition of American Home Security Life
1984 - The acquisition of Western Investors policy block
1985 - The acquisition of Del Pueblo Life policy block and
         Cibola Life policy block
1986 - The acquisition of Investors Equity Life
1987 - IPO of Security National Financial Corporation and
         the acquisition of Southwest American policy block
1989 - The acquisition of Paradise Chapel Funeral Home

1990

1991 - The sale of Investors Equity Life and the acquisition
         of Deseret Memorial Group
1993 - The formation of SecurityNational Mortgage
         Company
1994 - The acquisition of Camelback Sunset Funeral Home
         and Capital Investors Life
1995 - The acquisition of Greer Wilson Funeral Home,
         Tolleson Funeral Home and Civil Service
         Employees Life

1996 - The dedication of Singing Hills Memorial Park
1997 - The acquisition of Crystal Rose Funeral Home and
         the formation of Adobe Funeral Home
1998 - The acquisition of Southern Security Life (FL)
1999 - The acquisition of Menlo Life policy block

2000

2000 - The organization of Southern Security Mortgage
         Company
2002 - The acquisition of Gulf National Life policy block
         and Acadian Life policy block
2004 - The acquisition of Paramount Security Life
2005 - The acquisition of Memorial Insurance Company of
         America
2007 - The acquisition of C&J Financial and Capital Reserve
         Life Insurance Company
2008 - The acquisition of Southern Security Life (MS)

2010

2011 - The acquisition of North America Life policy block
2012 - The acquisition of Trans-Western Life and the
         formation of EverLEND Mortgage Company
2014 - The acquisition of American Funeral Financial
2016 - The acquisition of First Guaranty Insurance
         Company
2018 - The acquisition of Beta Capital Corporation
2019 - The acquisition of Probst Family Funeral Homes
2019 - The acquisition of Kilpatrick Life Insurance Company

2020

2021 - The merger of EverLEND Mortgage Company with
         SecurityNational Mortgage Company
2021 - The acquisition of Rivera Family Funeral Homes
         and Santa Fe Memorial Gardens
2021 - The acquisition of Holbrook Mortuary
2021 - The sale of Memorial Insurance Company
         of America
2023 - Aquisition and merger of Foxo Life Insurance
         Company



Scott Quist
Chief Executive Officer



Adam Quist
President



Jason Overbaugh
Vice President
National Marketing Director



Guy Winstead
Vice President of Sales



Todd Clendennen
Regional Vice President of Sales
Preneed Division



Jason Richardson
Vice President of Sales
Home Service Division

Security National

Family of Life Companies

  

A Better Way to Plan

At Security National Life, we specialize in affordable and convenient solutions that bring peace of mind to you and your loved ones. Life's biggest moments—birthdays, graduations, and weddings—are carefully planned. Yet, one significant event is often overlooked: the loss of a loved one and planning a funeral or memorial service. While we may not know when, we can ensure our families are protected from financial and emotional burdens when that time comes.

Preneed:
A Gift of Love and Preparation

Your funeral is more than a ceremony—it's a tribute to your life, a gift to your loved ones, and a meaningful step in the healing process. Preneed insurance is a way to plan and fund your funeral in advance, ensuring your final wishes are honored while easing the burden of decision making and financial stress on your loved ones. With a pre-funded funeral plan from Security National Life, you gift your family guidance, security, and peace of mind when it's needed most.

Final Expense:
Peace of Mind for Life's Unexpected Costs

The loss of a loved one can usher in many new responsibilities and unforeseen costs, but Final Expense insurance offers peace of mind during what can be an overwhelming time. This affordable coverage helps manage funeral costs and expenses, ensuring your family isn't left with a financial hardship. Final Expense insurance provides an extra layer of protection for your loved ones.



Marty Rich
Vice President
Marketing & Sales Support



Jon Meredith
Director
Policy Administration



Wendi Beauchaine
Chief Underwriter



Sara McCulley
Director
Marketing and Lead Development



Jo Clark
Director
Kilpatrick Life Policy Administration



KK Kilgore
Director
Claims and Service

Home Service:
Personalized Support When You Need It Most

At Security National Life, alongside Kilpatrick Life Insurance Company, we believe service goes beyond insurance. Our Home Service Division provides compassionate, in-home support through dedicated agents who offer ongoing policy service, insurance reviews, and premium collections—ensuring families are cared for throughout the duration of their policies. Rooted in a tradition of home visits, we take pride in continuing this level of dedication to every family we serve.

A Legacy of Family and Commitment

Openly discussing and preparing for our passing doesn't have to be difficult, it can benefit our loved ones and ease their grief when we pass away. We are committed to raising awareness and offering affordable financial products that empower individuals to confidently plan for life's final stages. By creating these products, Security National Life and its agents bring compassion and guidance for families looking to plan for their future.





LEADERSHIP TEAM

Scott Quist
Chief Executive Officer



Andrew Quist
President



Joel Harward
Senior Vice President, Mortgage Production



Jacob Banks
Chief Financial Officer



Mike Brumble
Vice President, Risk Management

SecurityNational MORTGAGE COMPANY®

We Are SecurityNational Mortgage

A mortgage company with a rock-solid reputation

2024 was another extremely difficult year for the mortgage industry. While the Federal Reserve cut overnight interest rates a full percentage point during 2024, 30-year mortgage rates ended the year higher than before the Federal Reserve began those rate cuts. 2024 also set a new 29 year low for the fewest number of existing homes sold in the United States. Notwithstanding this environment, SecurityNational saw green shoots of growth emerge in 2024. SecurityNational funded $2.3 billion in residential mortgage loan originations in 2024, which was its first year-over-year increase in origination volume since 2020. Disappointingly, this increase in origination volume did not result in a profitable year for SecurityNational. In 2024 we were able to reduce our pretax loss by more than $11 million dollars from 2023's results and were able to improve the amount of our net loss compared to our origination volume by more than the industry average, as reported by the Mortgage Bankers Association's net production income report. Furthermore, SecurityNational posted profitable quarters during the second and third quarters of 2024, after eight consecutive quarters of losses. These green shoots of growth are the beginnings of returning to full-year profitability.

We believe that SecurityNational's foundation of financial stability, market transparency, and expertise in and focus on purchase transactions, provides a perfect platform to expand our presence in the industry in the current unsettled and difficult environment. With many competitors retreating from the market, or exiting entirely, SecurityNational's strengths shine more brightly and provide opportunities that few other companies can. SecurityNational was one of 145 lenders nationwide that funded more than $2 billion in originations in 2024. In 2023 there were 196 such lenders. Continued industry consolidation and contraction will provide opportunities to expand SecurityNational's brand and market share in 2025.

Mortgage loan sales professionals are looking for the security and stability that SecurityNational provides, and our results attest to this. In 2024 a full 16% of our loan originations came from loan officers that were new to SecurityNational in 2024. In the latter part of 2024, that number grew to as high as 25%. This result stems directly from our emphasis on and investment in recruiting over the past two years. While this recruiting has come with significant expense, we continue to believe that the present opportunity to attract talented individuals to SecurityNational is the best in recent history.

In 2024 SecurityNational also continued its trend of adding significant talent to its leadership team, including hiring a new Vice President of Mortgage Operations. The Company also hired an experienced team to market

$2.3B 2024 Loan Volume

SecurityNational's loan products to customers across the Security National family of businesses. We have not had this capability in the past and we believe it will provide another significant growth path for the Company, while providing valuable and needed products to our customers that will enhance and deepen our relationships with them.

These individuals chose to join SecurityNational from established competitors because of the strength of the SecurityNational brand, adding veteran industry experience with fresh, new perspectives to our long-tenured existing leadership team which has a deep understanding of what makes SecurityNational special. This strategic balance allows the Company to combine world-class technology with production processes in crafting an exceptional customer experience from the first point-of-contact through loan closing. Strong relationships with Fannie Mae, Freddie Mac, FHA, VA, USDA and many other secondary market investors, and tailored portfolio products provided by its affiliated companies, ensure that SecurityNational can provide a full complement of mortgage loan products at competitive prices. These products include unique loan offerings to homebuilders - a specialty of SecurityNational. The Company's unparalleled marketing and business support group helps keep our sales team front-and-center in a very competitive marketplace. These qualities are just a few of the reasons why mortgage loan professionals are joining SecurityNational each month, sustaining our growth into the future.

Although the Company's reach is nationwide, each branch office is a part of its local community. SecurityNational's suite of available loan products covers most every residential mortgage loan need, but our employees take extra satisfaction in helping our customers purchase a home, especially their first home. Home ownership is one of the most important financial decisions most people will make during their lifetimes. The process of financing a home purchase is unfamiliar and complicated for many people. SecurityNational is an expert in originating mortgage loans for low-to-moderate-income buyers and can match qualifications with a mortgage loan program and resources specifically designed for each applicant's specific needs. Beyond originating loans, many of the Company's employees are actively engaged in their cities, towns and neighborhoods feeding the hungry, sheltering the needy, or adding a splash of color along with a kind word while cleaning up after a disaster. SecurityNational has industry leading products, processes and financial strength, all of which contribute to the most important result for us - ***Turning Houses Into Homes.***

Scotsman Guide
Top Mortgage Lenders

LEADERSHIP TEAM



Michael Muirbrook
Vice President, Servicing & Audits



Tim Yates
Vice President, Capital Markets



Austin Jacks
Chief Marketing Officer



Rob Coke
Vice President, Appraisal



Mark Pasternak
Vice President, Operations

REGIONAL MANAGERS



Svetlana Marinkovic
Executive Regional Manager,
Summit Region



Cristie North
Executive Regional Manager,
Mountain West Region



Joe Gregory
Executive Regional Manager,
Pinnacle Region



Troy Mannella
Executive Regional Manager,
Lonestar Region

SN®
Security
National
MORTGAGE

2024 Statistics



354 Loan Officers

SNMC Funding Comparison
Year-Over-Year



	Purchase	Refinance
2023	1.963B	212.4M
2024	1.975B	320.4M

2023 **2024**



7,269

Loans Funded



97 Branches
48 States



Dave Pettit
Regional Area Manager,
Salt Lake Region



Jon Reed
Executive Regional Manager,
Empire Region



Chris Garza
Executive Regional Manager,
Empire Region

**Turning Houses
into Homes®**



LEADERSHIP TEAM

Scott Quist
Chief Executive Officer



Adam Quist
President



Steven Kehl
Chief Operating Officer



Jordan Buckner
Executive Vice President



Erin Creger
Chief Sales Officer



Melissa Loose
Senior Vice President of Communications

Security National

Funeral Homes & Cemeteries













MEMORIAL Mortuaries & Cemeteries · AFFORDABLE Funerals & Cremations · HOLBROOK MORTUARY · SINGING HILLS MEMORIAL PARK · RIVERA Funerals, Cremations & Memorial Gardens · PROBST FAMILY FUNERALS

Providing hope, honor, healing, and happiness to the families we serve.

Our Mission

Our mission is to provide our customers with peace of mind and comfort throughout both the planning process and during end-of-life events. We are deeply committed to fostering a workplace culture that inspires our employees to deliver exceptional and compassionate service. At the heart of everything we do is our shared purpose to offer hope, honor, healing, and happiness to those we serve. Our customer service culture is guided by five core principles: safety, experience, efficiency, empathy, and inclusivity. We are dedicated to treating every family we serve with the utmost care and respect, holding ourselves accountable to the highest ethical standards. Our goal is to provide thoughtful, personalized experiences, ensuring each family receives the unique support and attention they deserve.



Security National Funeral Home & Cemetery Division
5 KEYS
Safety
Experience
Efficiency
Empathy
Everyone

Our Goal

Our goal is growth, which is a direct result of our commitment to providing excellent service to the families we serve in California, New Mexico, and Utah. Growth not only benefits the families and communities we serve, but it also offers our employees opportunities for career advancement and an improved livelihood. Since 2014, Security National Funeral Homes & Cemeteries has achieved consistent double-digit operational net income growth each year, averaging a compound annual growth rate of over 20%. As a result, Security



National has become Utah's largest funeral and cemetery provider, and Rivera is the largest funeral service provider in Northern New Mexico, with a market share exceeding 40%.

We operate with a strategic focus on achieving excellence through a commitment to the basics. By building strong relationships of trust, setting clear expectations, and maintaining consistent accountability, we create a culture of excellence. A key part of our strategy involves attracting, developing, and retaining talented individuals. This approach ensures not only the success of the organization but also provides an environment where our employees can thrive and grow in their careers.



WINNER
BEST OF STATE
2018 • 2019
2020 • 2021 • 2022
• 2023 • 2024

Winner: Best of State Seven Years in a Row

We are proud to announce that Memorial Mortuaries and Cemeteries has been honored with the "Best of State" award seven consecutive times in Utah! Additionally, our Affordable Funerals and Cremations brand has received this prestigious recognition twice. These awards are a testament to our unwavering commitment to excellence, quality, and superior service. The criteria for these honors highlight the exceptional products, services, and performance that set us apart from our competitors, all while making a positive impact on the communities we serve and improving the quality of life for our neighbors. We celebrate these achievements with immense gratitude for the trust and support of our valued families and team members!

LEADERSHIP TEAM



Jeff Brinkerhoff
Controller



Eleni Karahalios
Sales Manager
Utah Cemeteries



Scott Prine
Sales Manager
California & New Mexico



Brian Bartlett
Vice President & General Manager
Memorial Mortuaries



Jeremy Layton
Vice President & General Manager
Probst Family Funerals & Affordable



Joseph Molnar
General Manager
Rivera Family Funerals & Cremations



LEADERSHIP TEAM

Brandon Federico
Manager of Corporate Real Estate



Cambry Brady
Property Manager



Adam Perry
Facilities Manager



Security National REAL ESTATE

Commercial real estate – a wise investment strategy.

Security National Real Estate provides property management and leasing services for all companies in the Security National family. Investing in commercial real estate provides predictable returns, steady cashflows, and is a significant investment category for the company.

An investment in commercial real estate acts as a hedge against the long-term impact of inflation. Security National seeks long-term, national credit tenants for its Class A office space and includes annual rate increases as a part of all leases. Over time, commercial real estate is likely to appreciate, and due to its fixed nature, Security National is able to carry bank debt, which allows it to leverage its investment dollar.

Center 53 Campus

Security National is developing approximately 1,000,000 square feet of commercial real estate at the center of the Wasatch Front. The project, Center 53, encompasses over 20 acres in the central valley of Salt Lake City which is only 30 minutes from anywhere along the Wasatch Front. The first building was completed in 2018 and includes an on-site fitness center with cardio and weight stations. Building 1 is 95% leased and its current full floor tenants include: R1, Code Corporation, and MasterCard.



SN Security National
Center 53 Building 1

Each of the buildings on the campus will have the following features:

- Large floor plates with great views of the Salt Lake Valley
- Exterior features include natural stone, glass curtain walls and terraneo finish
- Large modern lobby with wood walls and large format tile feature walls
- Structured parking
- Easy access to freeway



Center 53 Building 2

Security National Corporate Headquarters

Security National completed the second, 6-story Class A office building within its 20-acre office campus in the Fall of 2021. This latest addition serves as Security National's corporate headquarters. Building 2 is approximately 217,000 square feet and includes numerous energy efficient enhancements, employee amenities, spectacular Salt Lake Valley views, and is fully leased. Security National occupies floors 4, 5, and 6 and R1 – who also occupies the 6th floor of Building 1 – occupies floors 1 and 2 and has subleased floor 3 to Beyond.

Security National relocated many of its Utah-based operational functions to this new building, which includes Security National Life, Memorial Mortuaries and Cemeteries, and SecurityNational Mortgage, thereby improving efficiency by consolidating several retail mortgage and other subsidiary offices.

Cabela's

- Purchased in 2018
- 70,000 square feet of retail
- Located in Farmington, Utah at Station Park
- 25 year lease with Cabela's





Security National COMMERCIAL CAPITAL.

Our passion is commercial and residential real estate finance.
We are your commercial and residential loan source.

Security National Commercial Capital originates interim/bridge loans to enhance the mortgage banker's traditional long-term lender relationships with a faster closing, flexible, interim loan product intended to provide a bridge until a property stabilizes and conventional long-term financing can be obtained. These loans are designed to facilitate the purchase, refinance, leveraging or ownership change of good quality, performing commercial real estate. We lend on investor or owner/occupied real estate, including single or multi-tenant office, retail, office, warehouse, and multifamily properties. We also provide construction and land development financing that complements SecurityNational Mortgage on approved new residential construction and on select commercial construction projects throughout the United States.

We also provide permanent first lien and second lien interim bridge financing for SBA-504 loans during debenture funding waiting period. The first lien SBA-504 long-term loans can be participated or sold on the secondary market.

We offer flexible fast funding commercial real estate loans while maintaining our fiduciary responsibility to our affiliated life insurance company's insureds by providing secure, higher yielding investments. We provide competitive products and service to borrowers and the desired return to our shareholders.

> ## Our target loan size is between $1,000,000 and $4,500,000...

> ## Our loans are generated using relationships...

Commercial Bridge Lending

Our loans are generated using relationships with mortgage bankers, other life insurance companies, commercial banks, website requests, referrals from past business relationships, commercial lending institutions, Real Estate professionals, Wall Street investors, and through publication advertising. Our target loan size for bridge loans is between $1,000,000 and $4,500,000, with a maximum term of 3 years (12-month term preferred). We also provide interim bridge financing for SBA-504 loans waiting for debenture funding.

Residential Construction Lending and Land Development

Security National also provides construction and land development financing that complements SecurityNational Mortgage on approved new residential construction and on select commercial construction projects throughout the United States.

In addition to providing financing for single family homes and development projects, Security National also acquires land for its own development. Improved lots are sold to strategic builder partners and further complements SecurityNational Mortgage in its long term mortgage originations.

To learn more, visit www.sncloans.com for a presentation of commercial loan products offered.

Some of our land development and construction loan projects:










$49M
Acquisition &
Development
$15M
Commercial Bridge
$11M Interim SBA/
504 Bridge
$8M Land
$1M
Residential Bridge
$192M
Residential Construction

2024 Commercial and Construction Lending Originations

LEADERSHIP TEAM



Shane Wilson
Vice President



Jeffrey Degraffenried
Construction Loan Manager



Brian Nelsen
Commercial Loan Manager



Todd Guymon
Vice President
Commercial Loans



C&J Financial, LLC
The Leader in Insurance Assignment Funding™ / AMERICAN FUNERAL FINANCIAL, LLC

—— *We take the wait off your shoulders* ——

Since 1996, C&J Financial has been dedicated to helping funeral homes and cemeteries eliminate the challenges and cash flow delays associated with processing life insurance death claims. As North America's #1 provider of assignment funding, we have proudly assisted more than 980,000 families in providing a dignified funeral for their loved ones and have funded over $6.2 billion to thousands of firms across the U.S.

Why Assignment Funding?

When families walk into a funeral home to make arrangements, many funeral directors prefer payment via cash, check, or credit card rather than dealing with life insurance policies. This is understandable, as some insurance companies can take hours or days to verify benefits—followed by another 30, 60, 90 days or longer before payment is received.

With more than half of Americans having less than $5,000 in savings, yet 60% owning some type of life insurance, many families would prefer to use their loved one's policy to cover funeral expenses. This makes the funeral a cashless event for the family while bridging the gap between what they want and what they can afford.

Studies show that families using life insurance spend an average of 56% more on funeral arrangements compared to those paying with cash, check, or credit card. Insurance eliminates the immediate financial burden, allowing families to honor their loved ones the way they see fit, creating a better experience for everyone involved.

Despite these advantages, only 16% of families use life insurance to pay for funeral services. Why? Many funeral directors don't want to deal with the complexities and delays involved in processing claims.

How C&J Financial Helps

At C&J Financial, our mission is to help families provide a dignified and meaningful service for their loved ones by eliminating the hassle, headache, and cash flow delays associated with insurance assignments.

Using C&J's Quick Claim™ process, funeral professionals can submit an assignment in less than 2 minutes. Our team then contacts the insurance company to verify benefits, and once confirmed, the beneficiary simply signs C&J's assignment. Instead of waiting weeks or months, funds are typically available within 24-48 hours.

Technology-Driven Solutions Funeral Homes Trust

C&J Financial continues to lead the industry in innovation and technology, providing funeral homes with tools that streamline processes, improve efficiency, and save valuable time.

- **Assignment Management System:** Our advanced platform provides real-time claim tracking, secure document uploads, direct communication with Customer Loyalty Representatives, and a full view of claim statuses.

- **Quick Claim Assignment™**: Launched in 2021, this industry-first innovation automatically generates insurance-specific paperwork for beneficiaries, eliminating confusion and reducing manual paperwork.

- **Electronic Signatures:** Our seamless integration with Adobe Sign—one of the most trusted eSignature platforms in the world—allows funeral homes to send and receive signed assignments electronically at no cost. Documents are automatically uploaded, providing full visibility into the process.

The Future of Assignment Funding

At C&J Financial, we are committed to pushing the boundaries of innovation in the funeral industry. We continue to enhance our technology, expand our services, and work closely with funeral homes and cemeteries across the country to ensure faster, easier, and more reliable assignment funding solutions.

By eliminating cash flow delays and simplifying the insurance claims process, we empower funeral professionals to focus on what truly matters—helping families honor their loved ones.

LEADERSHIP TEAM



Jamie Meredith
Executive Vice President



Chuck Gallagher
Vice President of Sales



Jennifer Oliver
Vice President
Pre-Funding Operations



Jennifer Hill
Vice President
Post-Funding Operations

In Loving Memory



Mia Love

Security National is deeply saddened by the passing of Mia Love, a valued and respected member of our Board of Directors.

A former U.S. Congresswoman and distinguished public servant, Mia Love brought invaluable leadership, insight, and dedication to Security National during her tenure on the board. Her expertise in public policy, governance, and strategic development played a crucial role in advancing our mission and strengthening our commitment to excellence.

Beyond her remarkable contributions to Security National, Mia Love was a trailblazer in politics and advocacy, championing issues that improved the lives of many. Mia was not only the first Black female Republican elected to Congress, but also the first Black board member at Security National. She will be remembered for her unwavering commitment to service, her pioneering spirit, and the legacy she leaves behind.

Our deepest condolences go out to Ms. Love's family, friends, and all those who were fortunate to know her.


Washington
Oregon
Idaho
Montana
North Dakota
Minnesota
South Dakota
Wyoming
Wisconsin
Michigan
New Hampshire
Vermont
Maine
Massachusetts
New York
Rhode Island
Connecticut
Pennsylvania
New Jersey
Delaware
Maryland
District of Columbia
Nevada
Utah
California
Colorado
Nebraska
Iowa
Illinois
Indiana
Ohio
West Virginia
Virginia
Kansas
Missouri
Kentucky
North Carolina
Tennessee
Oklahoma
Arkansas
Arizona
New Mexico
Texas
Mississippi
Alabama
Georgia
South Carolina
Louisiana
Florida
Alaska
Hawaii

Legend

- Sales Office
- License Held
- No License Held
- Corporate Headquarters
- Operations
- Security National Life
- Kilpatrick Life
- First Guaranty
- Memorial Mortuaries & Cemeteries
- SecurityNational Mortgage
- C&J Financial, LLC

Where We Are

SNFC Corporate Offices

Security National Financial Corporation
433 Ascension Way, 6th Floor
Salt Lake City, UT 84123

P.O. Box 57250
Salt Lake City, UT 84157-0250
Telephone: (801) 264-1060
Toll Free: (800) 574-7117

Form 10-K Offer

If you are a holder or beneficial owner of the company's stock, the company will send you, upon request and at no charge, a copy of the company's Annual Report on Form 10-K filed with the Securities & Exchange Commission for the year 2024 (including a list of exhibits). All requests must be made in writing to the Corporate Secretary.

Security National Financial Corporation
P.O. Box 57250
Salt Lake City, Utah 84157-0250

Stock Transfer Agents
Zions First National Bank
P.O. Box 30880
Salt Lake City, UT 84130

Former Holders of Preferred Stock and/or Promissory Notes
Security National Financial Corporation
Attn: Stock Department
P.O. Box 57250
Salt Lake City, UT 84157-0250

Certified Public Accountants
Deloitte & Touche LLP
Salt Lake City, Utah

Company E-mail Address:
contact@securitynational.com

Company Internet Address:
www.securitynational.com

Life Insurance Offices

Security National Life Insurance Company
433 Ascension Way, 6th Floor
Salt Lake City, UT 84123
Telephone: (800) 574-7117

Security National Life Insurance Company
Home Service Division
1080 River Oaks Drive
Suite #B204
Flowood, MS 39232
Telephone: (800) 826-6803

Security National Life Insurance Company
Preneed Sales Division
1 Sanctuary Blvd Suite 302
Mandeville, LA 70471
Telephone: (800) 574-7117

Kilpatrick Life Insurance Company
1818 Marshall St.
Shreveport, LA 71101
Telephone: (800) 235-0555

Fast Funding Offices

C&J Financial, LLC
200 Market Way
Rainbow City, AL 35906
Telephone: (800) 785-0003

Mortuaries & Cemeteries

Security National Funeral Homes
and Cemeteries Operations
433 Ascension Way, 6th Floor
Salt Lake City, UT 84123
Telephone: (801) 268-8771

Memorial Holladay-Cottonwood Mortuary
4670 S. Highland Drive
Salt Lake City, UT 84117
Telephone: (801) 278-2801

Memorial Lake Hills Mortuary &
Cemetery
10055 S. State Street
Sandy, UT 84070
Telephone: (801) 566-1249

Memorial Lake View Mortuary & Cemetery
1640 E. Lakeview Drive
Bountiful, UT 84010
Telephone: (801) 298-1564

Memorial Murray Mortuary
5850 S. 900 E.
Murray, UT 84121
Telephone: (801) 262-4631

Memorial Mountain View Mortuary &
Cemetery
3115 E. 7800 S.
Cottonwood Heights, UT 84121
Telephone: (801) 943-0831

Memorial Redwood Mortuary & Cemetery
6500 S. Redwood Road
West Jordan, UT 84123
Telephone: (801) 969-3456

Memorial Holladay Cemetery
4900 S. Memory Lane
Holladay, UT 84117
Telephone: (801) 278-2803

Singing Hills Memorial Park
2800 Dehesa Road
El Cajon, CA 92019
Telephone: (619) 444-3000

Affordable Funerals & Cremations
4387 South 500 West
Murray, UT 84123
Telephone: (801) 287-8233

Affordable Funerals & Cremations
St. George Location
157 E. Riverside Drive #3A
St. George, UT 84790
Telephone: (435) 680-7035

Heber Valley Funeral Home
288 N. Main Street
Heber City, UT 84032
Telephone: (435) 654-5458

Probst Family Funeral Home
79 E. Main Street
Midway, UT 84049
Telephone: (435) 654-5959

Holbrook Mortuary
3251 S 2300 E
Millcreek, UT 84109
Telephone: (801) 484-2045

Rivera Family Funeral Home
818 Paseo del Pueblo Sur
Taos, NM 87571
Telephone: (575) 758-3841

Rivera Family Funeral Home & Crematory
305 Calle Salazar
Espanola, NM 87532
Telephone: (505) 753-2288

Rivera Family Funeral Home
& Santa Fe Memorial Gardens
417 East Rodeo Rd.
Santa Fe, NM 87505
Telephone: (505) 989-7032

Rivera Family Funeral Home
1627 A Central Avenue
Los Alamos, NM 87544
Telephone: (505) 663-6880

Mortgage Offices

SecurityNational Mortgage
Company—Operations
433 Ascension Way, 5th Floor
Salt Lake City, UT 84123
Telephone: (801) 264-8111

SecurityNational Mortgage
Company—Sales Offices

ARIZONA
Chandler
1490 S. Price Road, Suite 318
Chandler, AZ 85286
Telephone: (844) 820-8699

Glendale
6751 N Sunset Blvd, Suite E-260
Glendale, AZ 85305
Telephone: (844) 820-8699

Goodyear
1360 N. Bullard Ave
Suite 200, Off I-207 & J-208
Telephone: (844) 820-8699

Mesa
1630 S. Stapley Dr, Ste 206
Mesa, AZ 85210
Telephone: (602) 732-3993

Phoenix
5100 N. 99th Ave, Unit 101 & 103
Phoenix, AZ 85037
Telephone: (602) 273-9610

1951 West Camelback Road, Ste 200
Phoenix, AZ 85015
Telephone: (602) 354-7461

705 E. Coronado Rd
Phoenix, AZ 85006
Telephone: (844) 820-8699

ARKANSAS

Russellville
500 West Main St.
Suite 113
Russellville AR 72801
Telephone: (844) 820-8699

CALIFORNIA

La Quinta
78-065 Main Street, Suite 205-C
La Quinta, CA 92253
Telephone: (844) 820-8699

Santa Rosa
2455 Bennett Valley Rd
Bldg C, Ste C107
Santa Rosa, CA 95404
Telephone: (844) 323-4640

West Covina
2934 E. Garvey Ave., South
Ste #250-N
West Covina, CA 91791
Telephone: (626) 209-2126

Yucca Valley
7398 Fox Trail, Unit B
Yucca Valley, CA 92284
Telephone: (760) 853-2600

COLORADO

Aurora
5982 S. Zeno Ct.
Aurora, CO 80016
Telephone: (844) 820-8699

Colorado Springs
5475 Tech Center Drive, Suite 215
Colorado Springs, CO 80919
Telephone: (844) 323-4640

Denver
7800 East Union Avenue, Suite 550
Denver, CO 80237
Telephone: (844) 323-4640

Edwards
27 Main Street, Suite C-104B
Edwards, CO 81632
Telephone: (970) 331-2919

CONNECTICUT

Glastonbury
447 Naubuc Ave, Unit 110
Glastonbury, CT 06033
Telephone: (844) 323-4640

Hartford
1939 Broad St, Off B
Hartford, CT 06114
Telephone: (844) 323-4640

Milford
84 Broad St, 2nd Flr, Rm #6
Milford, CT 06460
Telephone: (844) 323-4640

Vernon
15 Lakeview Dr.
Vernon, CT 06066
Telephone: (860) 604-1688

FLORIDA

DeLand
970 Island Grove Drive
DeLand, FL 32724
Telephone: (866) 827-9558

Ft. Myers
8191 College Parkway #302
Ft. Myers, FL 33919
Telephone: (888) 550-9221

Lake Mary
250 International Pkwy, Ste 118 & 120
Lake Mary, FL 32746
Telephone: (407) 302-8384

Pinellas Park
10293 61st Ct
Pinellas Park, FL 33782
Telephone: (877) 518-9450

Punta Gorda
265 E Marion Avenue
Punta Gorda, FL 33950
Telephone: (479) 925-5350

Seminole
5666 Seminole Blvd, Suite 106 & 111
Seminole, FL 33772
Telephone: (727) 498-3570

GEORGIA

Atlanta
900 Circle 75 Parkway, Suite 175
Atlanta, GA 30339
Telephone: (404) 924-6148

HAWAII

Honolulu
677 Ala Moana Boulevard, Suite 609
Honolulu, HI 96813
Telephone: (808) 809-7990

Kapolei
1001 Kamokila Boulevard, Suite 319
Kapolei, HI 96707
Telephone: (808) 427-9960

Lihue
4370 Kukui Grove Street
Suite #201
Lihue, HI 96766
Telephone: (808) 823-8050

ILLINOIS

Bartlett
802 West Bartlett Road
Bartlett, IL 60103
Telephone: (844) 820-8699

KENTUCKY

Elizabethtown
81 Boulder Drive
Elizabethtown, KY 42701
Telephone: (877) 518-9450

Louisville
9300 Shelbyville Rd, Ste 1205
Louisville, KY 40222
Telephone: (844) 323-4640

MINNESOTA

Eagan
860 Blue Gentian Rd
Ste 200, Off 205
Eagan, MN 55121
Telephone: (844) 820-8699

MONTANA

Billings
960 S 24th Street W, Ste I
Billings, MT 59102
Telephone: (844) 323-4640

Missoula
534 N. Higgins Ave.
Missoula, MT 59802
Telephone: (844) 820-8699

Where We Are

NORTH CAROLINA

Hickory
739 11th Avenue Blvd SE
Hickory, NC 28602
Telephone: (844) 820-8699

NEVADA

Henderson
650 S. Green Valley Pkwy, Ste 130
Henderson, NV 89052
Telephone: (877) 518-9450

2546 Findlater St.
Henderson, NV 89044
Telephone: (866) 827-9558

2635 St. Rose Parkway, Suite 100
Henderson, NV 89052
Telephone: (702) 487-5626

Las Vegas
630 S 4th St, Ste 100 C
Las Vegas, NV 89101
Telephone: (844) 323-4640

1980 Festival Plaza Drive, Suite 850
Las Vegas, NV 89135
Telephone: (702) 562-8733

Mesquite
840 Pinnacle Court, #3, Suite B
Mesquite, NV 89027
Telephone: (866) 607-3863

Pahrump
401 S Frontage Rd #5
Pahrump, NV 89048
Telephone: (844) 323-4640

OHIO

Westerville
670 Meridian Way, Suite 146
Westerville, OH 43082
Telephone: (614) 441-9978

OKLAHOMA

Oklahoma City
1000 W. Wilshire Blvd, Suite 200
Oklahoma City, OK 73116
Telephone: (855) 203-1300

OREGON

Portland
3115 NE Sandy Blvd. Unit 227
Portland OR 97232
Telephone: (971) 544-7192

Terrebonne
11592 S.W. Roundup Place
Terrebonne, OR 97760
Telephone: (541) 615-7804

Tillamook
709 Pacific Ave.
Tillamook, OR 97141
Telephone: (503) 880-4018

RHODE ISLAND

Warwick
3970 Post Road, Ste 2PH
Warwick, RI 02886
Telephone: (844) 323-4640

TENNESSEE

Memphis
4646 Poplar Avenue, Office 317
Memphis, TN 38117
Telephone: (407) 302-8384

Spring Hill
1607 Solitude Court
Spring Hill, TN 37174
Telephone: (855) 203-1300

TEXAS

Amarillo
4500 I-40 West, Ste B
Amarillo, TX 79106
Telephone: (855) 203-1300

Austin
2100 Kramer Lane, Suite 900
Austin, TX 78758
Telephone: (512) 795-5596

Brownsville
1213 E. Alton Gloor Blvd
Suite H & I
Brownsville, TX 78526
Telephone: (956) 554-0792

Dallas
10000 N. Central Expy, Ste. 400
Off. 453
Dallas, TX 75231
Telephone: (469) 374-9700

El Paso
1600 Lee Trevino, Suite A-1
El Paso, TX 79936
Telephone: (844) 820-8699

Fulshear
5757 Flewellen Oaks Ln, Unit 104
Fulshear, TX 77441
Telephone: (855) 203-1300

30417 Fifth Street, Suite B
Fulshear, TX 77441
Telephone: (855) 203-1300

Houston
800 Town & Country Blvd.
Ste 500, Off 369, 370, 371
Houston, TX 77024
Telephone: (855) 203-1300

Hurst
462 Mid Cities Boulevard
Hurst, TX 76054
Telephone: (214) 444-9250

Jersey Village
17385 Village Green Dr. Ste A
Jersey Village, TX 77040
Telephone: (832) 615-5400

Katy
1526 Katy Gap Rd, Unit 802
Katy, TX 77494
Telephone: (855) 203-1300

23227 Red River Drive
Katy, TX 77494
Telephone: (832) 786-6699

Lake Kiowa
722 Kiowa Drive West
Lake Kiowa, TX 76240
Telephone: (940) 249-9944

Midland
4908 North Midkiff Road
Midland, TX 79705
Telephone: (432) 897-2299

Nacogdoches
338 N University Dr, Ste 200
Nacogdoches, TX 75961
Telephone: (855) 203-1300

Spring
25329 Budde Rd, Ste 1001
Spring, TX 77380
Telephone: (855) 203-1300

Stephenville
299 S Columbia
Stephenville, TX 76401
Telephone: (844) 820-8699

Sugar Land
14090 Southwest Freeway
Ste 300, Off 355
Sugar Land, TX 77478
Telephone: (855) 203-1300

The Woodlands
2001 Timberloch Place
Ste 500, Off 531
The Woodlands, TX 77380
Telephone: (855) 203-1300

UTAH

Ephraim
497 S. Main, Suite E
Ephraim, UT 84627
Telephone: (435) 283-3000

Orem
998 N. 1200 W., Suite 104
Orem, UT 84057
Telephone: (801) 901-6200

Salt Lake City
2455 East Parleys Way, Suite 150
Salt Lake City, UT 84109
Telephone: (801) 713-4800

Sandy
126 West Sego Lily Drive #260
Sandy, UT 84070
Telephone: (801) 571-1313

South Jordan
11240 So. River Heights Drive
Suite 100
South Jordan, UT 84095
Telephone: (801) 508-6300

859 W. South Jordan Pkwy
Bldg A, Ste 1
South Jordan, UT 84095
Telephone: (877) 518-9450

Stansbury Park
500 East Village Blvd., Unit #110
Stansbury Park, UT 84074
Telephone: (435) 843-5340

St. George
162 N. 400 E., Bldg C, Suite 205
St. George, UT 84770
Telephone: (844) 323-4640

WASHINGTON

Vancouver
15650 N.E. Fourth Plain Blvd #101
Vancouver, WA 98682
Telephone: (360) 869-7265

WISCONSIN

Brookfield
15430 Neuberry Ct
Brookfield, WI 53005
Telephone: (844) 820-8699

Kenosha
1508 24th Avenue #23
Kenosha, WI 53140
Telephone: (844) 820-8699

Trevor
27903 99th Street
Trevor, WI 53179
Telephone: (262) 997-9444

WYOMING

Powell
255 East 2nd Street, Ste I
Powell, WY 82435
Telephone: (844) 820-8699

Star Valley Ranch
288 Scrub Oak Dr.
Star Valley Ranch, WY 83127
Telephone: (844) 820-8699



Deloitte & Touche LLP
95 South State Street
Suite 900
Salt Lake City, UT 84111-1770
USA

Tel:+1 801 328 4706
Fax:+1 801 366 7900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Security National Financial Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Security National Financial Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Future Policy Benefits for Life Insurance Contracts and Amortization of Deferred Policy Acquisition Costs for Insurance Contracts and Value of Business Acquired - Refer to Notes 1 and 21 to the financial statements

Critical Audit Matter Description

The Company's management sets assumptions in (1) estimating a liability for life insurance policy benefit payments that will be made in the future (future policy benefits for life insurance contracts),

(2) determining amortization of deferred policy acquisition costs for insurance contracts and value of business acquired and (3) performing premium deficiency tests. The most significant assumptions include mortality, lapse, and projected investment yield. Assumptions are determined based upon analysis of company specific experience, industry standards, adjusted for changes in exposure and other relevant factors. Given the inherent uncertainty of these significant assumptions, auditing the development of such assumptions involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's judgments regarding the mortality, lapse and projected investment yield assumptions used in the development of future policy benefits for life insurance contracts and the amortization of deferred policy acquisition costs for insurance contracts and value of business acquired, included the following, among others:

- With the assistance of our actuarial specialists, we:

    - evaluated these actuarial assumptions, including testing the accuracy and completeness of the supporting experience studies,
    - evaluated management's judgments regarding these assumptions used in the development of future policy benefits for life insurance contracts and the amortization of deferred policy acquisition costs and value of business acquired,
    - evaluated the results of the Company's annual premium deficiency tests.

Deloitte + Touche LLP

Salt Lake City, UT

March 31, 2025

We have served as the Company's auditor since 2017.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
		2024		**2023**
Assets				
Investments:				
Fixed maturity securities, available for sale, at estimated fair value (amortized cost of $376,012,071 and $390,884,441 for 2024 and 2023, respectively; net of allowance for credit losses of $420,993 and $314,549 for 2024 and 2023, respectively)	$	366,546,129	$	381,535,986
Equity securities at estimated fair value (cost of $11,386,454 and $10,571,505 for 2024 and 2023, respectively)		15,771,681		13,636,071
Mortgage loans held for investment (net of allowance for credit losses of $1,885,390 and $3,818,653 for 2024 and 2023, respectively)		301,747,358		275,616,837
Real estate held for investment (net of accumulated depreciation of $31,419,539 and $29,307,791 for 2024 and 2023, respectively)		197,693,338		183,419,292
Real estate held for sale		1,278,033		3,028,973
Other investments and policy loans (net of allowances for credit losses of $1,536,926 and $1,553,836 for 2024 and 2023, respectively)		74,855,041		69,404,617
Accrued investment income		8,499,168		10,170,790
Total investments		966,390,748		936,812,566
Cash and cash equivalents		140,546,421		126,941,658
Loans held for sale at estimated fair value		131,181,148		126,549,190
Receivables (net of allowance for credit losses of $1,678,531 and $1,897,887 for 2024 and 2023, respectively)		15,858,743		15,335,315
Restricted assets (including $12,323,535 and $9,239,063 for 2024 and 2023, respectively, at estimated fair value)		23,806,836		20,028,976
Cemetery perpetual care trust investments (including $5,689,706 and $4,969,005 for 2024 and 2023, respectively, at estimated fair value)		8,836,503		8,082,917
Receivable from reinsurers		13,831,093		14,857,059
Cemetery land and improvements		10,594,632		9,163,691
Deferred policy and pre-need contract acquisition costs		122,661,298		116,351,067
Mortgage servicing rights, net		2,939,878		3,461,146
Property and equipment, net		19,047,688		19,175,099
Value of business acquired		7,491,600		8,467,613
Goodwill		5,253,783		5,253,783
Other		21,366,843		20,072,195
Total Assets	$	1,489,807,214	$	1,430,552,275

See accompanying notes to consolidated financial statements.

3

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,			
	2024		2023	
Liabilities and Stockholders' Equity				
Liabilities				
Future policy benefits and unpaid claims	$	944,811,843	$	916,038,616
Unearned premium reserve		2,011,679		2,543,822
Bank and other loans payable		106,740,104		105,555,137
Deferred pre-need cemetery and mortuary contract revenues		20,168,405		18,237,246
Cemetery perpetual care obligation		5,642,693		5,326,196
Accounts payable		2,937,293		2,936,968
Other liabilities and accrued expenses		55,633,661		53,266,090
Income taxes		13,079,257		13,752,981
Total liabilities		1,151,024,935		1,117,657,056
Stockholders' Equity				
Preferred Stock:				
Preferred stock - non-voting-$1.00 par value; 5,000,000 shares authorized; none issued or outstanding		-		-
Common Stock:				
Class A: common stock - $2.00 par value; 40,000,000 shares authorized; 21,255,006 shares issued and outstanding as of December 31, 2024 and 21,052,883 (1) shares issued and outstanding as of December 31, 2023		42,510,012		40,096,004
Class B: non-voting common stock - $1.00 par value; 5,000,000 shares authorized; none issued or outstanding		-		-
Class C: convertible common stock - $2.00 par value; 6,000,000 shares authorized; 3,321,833 shares issued and outstanding as of December 31, 2024 and 3,120,432 (1) shares issued and outstanding as of December 31, 2023		6,643,666		5,943,708
Additional paid-in capital		79,698,367		72,424,429
Accumulated other comprehensive loss, net of taxes		(6,951,266)		(6,885,558)
Retained earnings		225,359,186		206,978,373
Treasury stock, at cost - 1,025,784 Class A shares and 99,623 Class C shares as of December 31, 2024; and 852,338 (1) Class A shares and 35,503 (1) Class C shares as of December 31, 2023		(8,477,686)		(5,661,737)
Total stockholders' equity		338,782,279		312,895,219
Total Liabilities and Stockholders' Equity	$	1,489,807,214	$	1,430,552,275

(1) Issued and outstanding shares have been adjusted retroactively for the effect of annual stock dividends.

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended December 31, 2024	2023
Revenues:		
Insurance premiums and other considerations	$ 119,655,745	$ 114,658,436
Mortgage fee income	107,558,640	98,147,972
Net investment income	71,725,249	72,343,047
Net mortuary and cemetery sales	29,037,173	27,864,811
Gains on investments and other assets	1,941,898	1,837,342
Other	4,603,963	3,645,882
Total revenues	334,522,668	318,497,490
Benefits and expenses:		
Death benefits	58,116,837	61,390,517
Surrenders and other policy benefits	4,584,763	4,612,346
Increase in future policy benefits	36,253,859	34,008,997
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	15,940,371	18,024,338
Selling, general and administrative expenses:		
Commissions	46,972,909	39,929,556
Personnel	85,084,802	83,141,759
Advertising	3,115,120	3,710,445
Rent and rent related	5,147,069	6,857,137
Depreciation on property and equipment	2,383,621	2,351,661
Costs related to funding mortgage loans	6,134,709	6,440,439
Other	27,627,210	32,058,856
Interest expense	4,254,100	4,865,327
Cost of goods and services sold – cemeteries and mortuaries	4,803,528	4,805,700
Total benefits and expenses	300,418,898	302,197,078
Earnings before income taxes	34,103,770	16,300,412
Income tax expense	(7,568,002)	(1,805,354)
Net earnings	$ 26,535,768	$ 14,495,058
Net earnings per Class A equivalent common share (1)	$ 1.14	$ 0.63
Net earnings per Class A equivalent common share - assuming dilution (1)	$ 1.11	$ 0.61
Weighted average Class A equivalent common shares outstanding (1)	23,314,643	23,189,418
Weighted average Class A equivalent common shares outstanding-assuming dilution (1)	23,975,508	23,813,324

(1) Net earnings per share amounts have been adjusted retroactively for the effect of annual stock dividends. The weighted-average shares outstanding includes the weighted-average Class A common shares and the weighted-average Class C common shares determined on an equivalent Class A Common Stock basis. Net earnings per common share represent net earnings per equivalent Class A common share.

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,	
	2024	2023
Net earnings	$ 26,535,768	$ 14,495,058
Other comprehensive income:		
Unrealized gains (losses) on fixed maturity securities available for sale	(79,228)	7,814,324
Unrealized gains on restricted assets	841	11,175
Unrealized gains (losses) on cemetery perpetual care trust investments	(1,403)	2,917
Other comprehensive income (loss), before income tax	(79,790)	7,828,416
Income tax benefit (expense)	14,082	(1,643,697)
Other comprehensive income (loss), net of income tax	(65,708)	6,184,719
Comprehensive income	$ 26,470,060	$ 20,679,777

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2022	$ 37,516,062	$ 5,779,718	$ 64,767,769	$ (13,070,277)	$ 202,160,306	$ (4,366,651)	$ 292,786,927
Adoption of ASU 2016-13	-	-	-	-	(671,506)	-	(671,506)
Net earnings	-	-	-	-	14,495,058	-	14,495,058
Other comprehensive income	-	-	-	6,184,719	-	-	6,184,719
Stock based compensation expense	-	-	601,362	-	-	-	601,362
Exercise of stock options	558,354	-	(423,967)	-	-	-	134,387
Vesting of restricted stock units	2,430	-	(2,430)	-	-	-	-
Sale of treasury stock	-	-	76,202	-	-	2,134,517	2,210,719
Purchase of treasury stock	-	-	583,156	-	-	(3,429,603)	(2,846,447)
Stock dividends	1,899,960	283,188	6,822,337	-	(9,005,485)	-	-
Conversion Class C to Class A	119,198	(119,198)	-	-	-	-	-
Balance at December 31, 2023	40,096,004	5,943,708	72,424,429	(6,885,558)	206,978,373	(5,661,737)	312,895,219
Net earnings	-	-	-	-	26,535,768	-	26,535,768
Other comprehensive income	-	-	-	(65,708)	-	-	(65,708)
Stock based compensation expense	-	-	800,820	-	-	-	800,820
Exercise of stock options	400,144	403,334	413,835	-	-	(768,191)	449,122
Vesting of restricted stock units	3,570	-	(3,570)	-	-	-	-
Sale of treasury stock	-	-	214,816	-	-	1,005,748	1,220,564
Purchase of treasury stock	-	-	-	-	-	(3,053,506)	(3,053,506)
Stock dividends	2,009,762	297,156	5,848,037	-	(8,154,955)	-	-
Conversion Class C to Class A	532	(532)	-	-	-	-	-
Balance at December 31, 2024	$ 42,510,012	$ 6,643,666	$ 79,698,367	$ (6,951,266)	$ 225,359,186	$ (8,477,686)	$ 338,782,279

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net earnings	$ 26,535,768	$ 14,495,058
Adjustments to reconcile net earnings to net cash used in operating activities:		
Gains on investments and other assets	(1,941,898)	(1,837,342)
Depreciation	8,172,446	8,641,080
Provision for credit losses	55,750	1,959,707
Net amortization of deferred fees and costs, premiums and discounts	(1,992,153)	(2,140,548)
Provision for deferred income taxes	311,971	(2,495,489)
Policy and pre-need acquisition costs deferred	(21,343,031)	(24,432,809)
Policy and pre-need acquisition costs amortized	15,032,413	16,724,336
Value of business acquired amortized	907,958	1,300,002
Mortgage servicing rights, additions	(90,370)	(1,009,312)
Amortization of mortgage servicing rights	611,638	587,931
Stock based compensation expense	800,820	601,362
Benefit plans funded with treasury stock	1,220,564	2,210,719
Net change in fair value of loans held for sale	(2,869,729)	478,460
Originations of loans held for sale	(2,295,830,408)	(2,173,080,584)
Proceeds from sales of loans held for sale	2,338,209,587	2,224,454,040
Net gains on sales of loans held for sale	(45,383,321)	(40,239,112)
Change in assets and liabilities:		
Land and improvements held for sale	(1,430,941)	(62,217)
Future policy benefits and unpaid claims	31,595,619	29,745,349
Other operating assets and liabilities	4,747,167	(2,025,510)
Net cash provided by operating activities	57,319,850	53,875,121
Cash flows from investing activities:		
Purchases of fixed maturity securities	(85,235,694)	(70,315,501)
Sales, calls and maturities of fixed maturity securities	101,038,735	42,966,901
Purchase of equity securities	(3,098,448)	(6,993,289)
Sales of equity securities	2,321,623	6,346,625
Purchases of restricted assets	(6,039,118)	(3,065,758)
Sales, calls and maturities of restricted assets	1,579,178	840,080
Purchases of cemetery perpetual care trust investments	(4,615,717)	(1,083,550)
Sales, calls and maturities of cemetery perpetual care trust investments	2,607,608	458,046
Mortgage loans held for investment, other investments and policy loans made	(740,739,575)	(645,581,141)
Payments received for mortgage loans held for investment, other investments and policy loans	707,194,046	682,267,677
Purchases of property and equipment	(2,470,032)	(1,109,937)
Sales of property and equipment	365,697	-
Purchases of real estate	(52,348,798)	(22,894,604)
Sales of real estate	36,306,431	32,772,520
Net cash provided by (used in) investing activities	(43,134,064)	14,608,069

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,	
	2024	2023
Cash flows from financing activities:		
Investment contract receipts	13,302,949	12,572,508
Investment contract withdrawals	(15,631,260)	(15,654,593)
Proceeds from stock options exercised	449,122	134,387
Purchase of treasury stock	(3,053,506)	(2,846,447)
Repayment of bank loans	(1,929,346)	(69,602,737)
Proceeds from bank loans	-	68,500,000
Net change in warehouse line borrowings for loans held for sale	2,855,476	(55,146,726)
Net cash used in financing activities	(4,006,565)	(62,043,608)
Net change in cash, cash equivalents, restricted cash and restricted cash equivalents	10,179,221	6,439,582
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	139,923,399	133,483,817
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	$ 150,102,620	$ 139,923,399
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 4,196,139	$ 5,136,747
Income taxes	8,227,642	20,406,598
Non Cash Investing and Financing Activities:		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 1,770,873	$ 160,348
Loans held for sale foreclosed into real estate held for sale	858,977	-
Mortgage loans held for investment foreclosed into real estate held for sale	671,480	-
Loans held for sale foreclosed into receivables	382,936	-
Right-of-use assets obtained in exchange for finance lease liabilities	176,040	12,332
Transfer of loans held for sale to mortgage loans held for investment	-	3,017,626
Transfer from mortgage loans held for investment to restricted assets	-	1,625,961
Transfer from mortgage loans held for investment to cemetery perpetual care trust investments	-	1,611,550

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as shown in the consolidated statements of cash flows is presented in the table below:

	Years Ended December 31,	
	2024	2023
Cash and cash equivalents	$ 140,546,421	$ 126,941,658
Restricted assets	8,553,803	10,114,694
Cemetery perpetual care trust investments	1,002,396	2,867,047
Total cash, cash equivalents, restricted cash and restricted cash equivalents	$ 150,102,620	$ 139,923,399

See accompanying notes to consolidated financial statements.

1) <u>Significant Accounting Policies</u>

General Overview of Business

Security National Financial Corporation and its wholly owned subsidiaries (the "Company") operate in three reportable business segments: life insurance, cemetery and mortuary, and mortgages. The life insurance segment is engaged in the business of selling and servicing selected lines of life insurance, annuity products and accident and health insurance marketed primarily in the states located in western, mid-western and southern regions of the United States. The cemetery and mortuary segment of the Company consists of eight mortuaries and five cemeteries in Utah, one cemetery in California, and four mortuaries and one cemetery in New Mexico. The mortgage segment is an approved government and conventional lender that originates and underwrites residential and commercial loans for new construction, existing homes, and real estate projects primarily in Florida, Nevada, Texas, and Utah.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Principles of Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

Management of the Company has made several estimates and assumptions related to the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with GAAP. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term are those used in determining the value of derivative assets and liabilities; those used in determining deferred acquisition costs and the value of business acquired; those used in determining the liability for future policy benefits; those used in determining the value of loans held for sale; and those used in determining loan loss reserve. Although some variability is inherent in these estimates, management believes the amounts provided are fairly stated in all material respects.

Investments

The Company's management determines the appropriate classifications of investments in fixed maturity securities and equity securities at the acquisition date and re-evaluates the classifications at each balance sheet date.

<u>Fixed maturity securities available for sale</u> are carried at estimated fair value. Changes in fair values are reported as unrealized gains or losses and are recorded in accumulated other comprehensive income (loss).

<u>Equity securities</u> are carried at estimated fair value. Changes in fair values are reported as unrealized gains or losses and are recorded through net earnings as a component of gains (losses) on investments and other assets.

1) <u>Significant Accounting Policies</u> (Continued)

<u>Mortgage loans held for investment</u> are carried at their unpaid principal balances adjusted for net deferred fees, charge-offs, premiums, discounts, and the related allowance for credit losses. Interest income is included in net investment income on the consolidated statements of earnings and is recognized when earned. The Company defers related material loan origination fees, net of related direct loan origination costs, and amortizes the net fees over the term of the loans. Origination fees are included in net investment income on the consolidated statements of earnings. Mortgage loans are secured by the underlying property and require an appraisal at the time of underwriting and funding. Generally, the Company requires that loans not exceed 80% of the fair market value of the respective loan collateral. For loans of more than 80% of the fair market value of the respective loan collateral, additional collateral or mortgage insurance by an approved third-party insurer is required.

<u>Real estate held for investment</u> is carried at cost, less accumulated depreciation provided on a straight-line basis over the estimated useful lives of the properties or is adjusted to a new basis for impairment in value, if any. Included, if any, are foreclosed properties. These properties are recorded at the lower of cost or fair value upon foreclosure. Also, included is residential subdivision land development which is carried at cost.

<u>Real estate held for sale</u> is carried at lower of cost or fair value, less estimated costs to sell. Depreciation is not recognized on real estate classified as held for sale.

<u>Other investments and policy loans</u> are carried at the aggregate unpaid balances, less allowances for credit losses.

<u>Accrued investment income</u> refers to the income earned from investments that has not yet been received by the Company.

<u>Gains (losses) on investments (except for equity securities carried at fair value through net earnings)</u> arise when investments are sold and are recorded on the trade date and the cost of the securities sold is determined using the specific identification method. The provision (release) for credit losses for fixed maturity securities held for sale are also included in gains (losses) on investments. See Note 2 for more information regarding the Company's evaluation of credit losses.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Loans Held for Sale

Accounting Standards Codification ("ASC") No. 825, "Financial Instruments", allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but it is irrevocable. The Company elected the fair value option for loans held for sale. The Company believes the fair value option most closely aligns the timing of the recognition of gains and costs. These loans are intended for sale and the Company believes that fair value is the best indicator of the resolution of these loans. Electing fair value also reduces certain timing differences and better matches changes in the fair value of these assets with changes in the fair value of the related derivatives used for these assets. See Note 3 and Note 17 to Consolidated Financial Statements for additional disclosures regarding loans held for sale.

1) <u>Significant Accounting Policies</u> (Continued)

The Company, through its mortgage subsidiaries, sells mortgage loans to third-party investors without recourse unless defects are identified in the representations and warranties made at loan sale. It may be required, however, to repurchase a loan or pay a fee instead of repurchasing under certain events, which include the following:

- Failure to deliver original documents specified by the investor,
- The existence of misrepresentation or fraud in the origination of the loan,
- The loan becomes delinquent due to nonpayment during the first several months after it is sold,
- Early pay-off of a loan, as defined by the agreements,
- Excessive time to settle a loan,
- Investor declines purchase, and
- Discontinued product and expired commitment.

Loan purchase commitments generally specify a date 30 to 45 days after delivery upon which the underlying loans should be settled. Depending on market conditions, these commitment settlement dates can be extended at a cost to the Company.

It is the Company's policy to cure any documentation problems regarding such loans at a minimal cost for up to a six-month period and to pursue efforts to enforce loan purchase commitments from third-party investors concerning the loans. The Company believes that six months allows adequate time to remedy any documentation issues, to enforce purchase commitments, and to exhaust other alternatives. Remedial methods include the following:

- Research reasons for rejection,
- Provide additional documents,
- Request investor exceptions,
- Appeal rejection decision to purchase committee, and
- Commit to secondary investors.

Once purchase commitments have expired and other alternatives to remedy are exhausted, which could be earlier than the six-month period, the loans are repurchased and transferred to mortgage loans held for investment at the lower of cost or fair value and previously recorded mortgage fee income that was to be received from a third-party investor is written off against the loan loss reserve. Any loan that later becomes delinquent is evaluated by the Company at that time and any impairment is adjusted accordingly.

<u>Determining Fair Value</u>

The cost for loans held for sale is equal to the amount paid to the warehouse bank and the amount originally funded by the Company. Fair value is often difficult to determine and may contain significant unobservable inputs, but is based on the following guidelines:

- For loans that are committed, the Company uses the commitment price.
- For loans that are non-committed that have an active market, the Company uses the market price.
- For loans that are non-committed where there is no market but there is a similar product, the Company uses the fair value for the similar product.
- For loans that are non-committed where no active market exists, the Company determines that the unpaid principal balance best approximates the fair value, after considering the fair value of the underlying real estate collateral, estimated future cash flows, and the loan interest rate.

1) Significant Accounting Policies (Continued)

The appraised value of the real estate underlying the original mortgage loan adds support to the Company's determination of fair value because if the loan becomes delinquent the Company has sufficient value to collect the unpaid principal balance or the carrying value of the loan, thus minimizing credit losses. Most loans originated are sold to third-party investors. The amounts expected to be sold to investors are shown on the consolidated balance sheets as loans held for sale.

Mortgage Fee Income

Mortgage fee income consists of origination fees, processing fees, interest income and other income related to the origination and sale of mortgage loans held for sale. All revenues and costs are recognized when the mortgage loan is funded and any changes in fair value are shown as a component of mortgage fee income. See Note 3 and Note 17 to Consolidated Financial Statements for additional disclosures regarding loans held for sale and mortgage fee income.

Loan Loss Reserve

The loan loss reserve is an estimate of probable losses at the balance sheet date that the Company will realize in the future on loans sold to third-party investors classified as loans held for sale on the consolidated balance sheets. The Company may be required to reimburse third-party investors for costs associated with early payoff of loans within six months of origination of such loans and to repurchase loans where there is a default, in any, of the first four monthly payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors. The Company's estimates are based upon historical loss experience and the best estimate of the probable loan loss liabilities.

Upon completion of a transfer that satisfies the conditions to be accounted for as a sale, the Company initially measures at fair value liabilities incurred in a sale relating to any guarantee or recourse provisions in the event of defects in the representation and warranties made at loan sale. The Company accrues a monthly allowance for indemnification losses to investors based on total production. This estimate is based on the Company's historical experience and is included as a component of mortgage fee income. Subsequent updates to the recorded liability from changes in assumptions are recorded in selling, general and administrative expenses as a component of provision for loan loss reserve. The estimated liability for indemnification losses is included in other liabilities and accrued expenses.

The loan loss reserve analysis involves mortgage loans that have been sold to third-party investors, which were believed to have met investor underwriting guidelines at the time of sale, where the Company has received a demand from the investor. There are generally three types of demands: make whole, repurchase, or indemnification. These types of demands are further described as follows:

Make whole demand — A make whole demand occurs when an investor forecloses on a property and then sells the property. The make whole amount is calculated as the difference between the original unpaid principal balance, payments received, accrued interest and fees, less the sale proceeds.

Repurchase demand — A repurchase demand usually occurs when there is a significant payment default, error in underwriting or detected loan fraud.

Indemnification demand — On certain loans the Company has negotiated a set fee that is to be paid in lieu of repurchase. The fee varies by investor and by loan product type.

The Company believes the loan loss reserve represents probable loan losses incurred as of the balance sheet date.

Additional information related to the Loan Loss Reserve is included in Note 3.

1) <u>Significant Accounting Policies</u> (Continued)

Restricted Assets

Restricted assets are assets held in a trust account for future mortuary services and merchandise. Restricted assets also include escrows held for borrowers and investors under servicing and appraisal agreements relating to mortgage loans, funds held by warehouse banks in accordance with loan purchase agreements and funds held in escrow for certain real estate construction development projects. Additionally, the Company funded its medical benefit safe-harbor limit based on the qualified direct costs and has included this amount as a component of restricted cash. Additional information related to restricted assets is included in Notes 2 and 8 to Consolidated Financial Statements.

Cemetery Perpetual Care Trust Investments

Cemetery endowment care trusts have been set up for five of the seven cemeteries owned by the Company. Under endowment care arrangements a portion of the price for each lot sold is withheld and invested in a portfolio of investments like those described in the prior paragraph. The earnings stream from the investments is designed to fund future maintenance and upkeep of the cemetery. Additional information related to cemetery perpetual care trust investments is included in Notes 2 and 8 to Consolidated Financial Statements.

Cemetery Land and Improvements

The development of a cemetery involves not only the initial acquisition of raw land but also the installation of roads, water lines, landscaping, and other costs to establish a marketable cemetery lot. The costs of developing the cemetery are shown as an asset on the balance sheet. The amount on the balance sheet is reduced by the total cost assigned to the development of a particular lot when the criterion for recognizing a sale of that lot is met.

Deferred Policy Acquisition Costs

Commissions and other costs, net of commission and expense allowances for reinsurance ceded, that vary with and are primarily related to the production of new insurance business have been deferred. Deferred policy acquisition costs ("DAC") for traditional life insurance are amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For interest-sensitive insurance products, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges, investment, mortality, and expense margins. This amortization is adjusted when estimates of current or future gross profits to be realized from a group of products are reevaluated. Deferred acquisition costs are written off when policies lapse or are surrendered.

When accounting for DAC, the Company considers internal replacements of insurance and investment contracts. An internal replacement is a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to contract, or by the election of a feature or coverage within a contract. Modifications that result in a replacement contract that is substantially changed from the replaced contract are accounted for as an extinguishment of the replaced contract. Unamortized DAC, unearned revenue liabilities and deferred sales inducements from the replaced contract are written off. Modifications that result in a contract that is substantially unchanged from the replaced contract are accounted for as a continuation of the replaced contract.

Value of Business Acquired

Value of business acquired ("VOBA") is the present value of estimated future profits of the acquired business and is amortized like deferred policy acquisition costs. The critical issues explained for deferred acquisition costs would also apply for the value of business acquired.

1) <u>Significant Accounting Policies</u> (Continued)

Premium Deficiency and Loss Recognition Testing

At least annually, the Company tests the adequacy of the net benefit reserves (liability for future policy benefits, net of DAC and VOBA) recorded for life insurance and annuity products. The Company tests for recoverability by using the Company's current best-estimate assumptions as to policyholder mortality, persistency, maintenance expenses and invested asset returns. These tests evaluate whether the present value of future contract-related cash flows will support the capitalized DAC and VOBA assets. These cash flows consist primarily of premium income, less benefits, and expenses. If the current contract liabilities plus the present value of future premiums is greater than the sum of the present values of future policy benefits, commissions, and expenses plus the current DAC and VOBA less unearned premium reserve balances, then the capitalized assets are deemed recoverable. The present values are calculated using the best estimate of the after-tax net investment earned rate.

Mortgage Servicing Rights

Mortgage Servicing Rights ("MSR") arise from contractual agreements between the Company and third-party investors (or their agents) when mortgage loans are sold. Under these contracts, the Company retains and provides loan servicing functions on loans sold, in exchange for fees and other remuneration. The servicing functions typically performed include, among other responsibilities, collecting and remitting loan payments; responding to borrower inquiries; accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and insurance premiums; counseling delinquent mortgagors; and supervising the acquisition of real estate owned and property dispositions.

The total residential mortgage loans serviced for others consist primarily of agency conforming fixed-rate mortgage loans. The value of MSRs is derived from the net cash flows associated with the servicing contracts. The Company receives a servicing fee of generally about 0.25% annually on the remaining outstanding principal balances of the loans. Based on the result of the cash flow analysis, an asset or liability is recorded for mortgage servicing rights. The servicing fees are collected from the monthly payments made by the mortgagors. The Company generally receives other remuneration including rights to various mortgagor-contracted fees such as late charges, and collateral reconveyance charges and the Company is generally entitled to retain the interest earned on funds held pending remittance of mortgagor principal, interest, tax, and insurance payments. Contractual servicing fees and late fees are included in other revenues on the consolidated statements of earnings.

The Company's subsequent accounting for MSRs is based on the class of MSRs. The Company has identified two classes of MSRs: MSRs backed by mortgage loans with an initial term of 30 years and MSRs backed by mortgage loans with an initial term of 15 years. The Company distinguishes between these classes of MSRs due to their differing sensitivities to change in value as the result of changes in the market. After being initially recorded at fair value, MSRs backed by mortgage loans are accounted for using the amortization method. Amortization expense is included in other expenses on the consolidated statements of earnings. MSR amortization is determined by amortizing the MSR balance in proportion to, and over the period of the estimated future net servicing income of the underlying financial assets.

Interest rate risk, prepayment risk, and default risk are inherent risks in MSR valuation. Interest rate changes largely drive prepayment rates. Refinance activity generally increases as rates decline. A significant decrease in rates beyond expectation could cause a decline in the value of the MSR. On the contrary, if rates increase borrowers are less likely to refinance or prepay their mortgage, which extends the duration of the loan and MSR values are likely to rise. Because of these risks, discount rates and prepayment speeds are used to estimate the fair value.

The Company periodically assesses MSRs for impairment. Impairment occurs when the current fair value of the MSR falls below the asset's carrying value (carrying value is the amortized cost reduced by any related valuation allowance). If MSRs are impaired, the impairment is recognized in current period earnings and the carrying value of the MSRs is adjusted through a valuation allowance.

1) <u>Significant Accounting Policies</u> (Continued)

The Company periodically reviews the various loan strata to determine whether the value of the MSRs in each stratum is impaired and likely to recover. When management deems recovery of the value to be unlikely in the foreseeable future, a write-down of the cost of the MSRs for that stratum to its estimated recoverable value is charged to the valuation allowance.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets which range from three to forty years. Leasehold improvements paid for by the Company as a lessee are amortized over the lesser of the useful life or remaining lease terms.

Long-lived Assets

Long-lived assets to be held and used, including property and equipment and real estate held for investment, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset, and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Derivative Instruments

Mortgage Banking Derivatives

<u>Loan Commitments</u>

The Company is exposed to price risk due to the potential impact of changes in interest rates on the values of loan commitments from the time a loan commitment is made to an applicant to the time the loan that would result from the exercise of that loan commitment is funded. Managing price risk is complicated by the fact that the ultimate percentage of loan commitments that will be exercised (i.e., the number of loans that will be funded) fluctuates. The probability that a loan will not be funded, or the loan application is denied or withdrawn within the terms of the commitment is driven by several factors, particularly the change, if any, in mortgage rates following the issuance of the loan commitment.

In general, the probability of funding increases if mortgage rates rise and decreases if mortgage rates fall. This is due primarily to the relative attractiveness of current mortgage rates compared to the applicant's committed rate. The probability that a loan will not be funded within the terms of the mortgage loan commitment also is influenced by the source of the applications (retail, broker, or correspondent channels), proximity to rate lock expiration, purpose for the loan (purchase or refinance), product type and the application approval status. The Company has developed fallout estimates using historical data that consider all the variables, as well as renegotiations of rate and point commitments that tend to occur when mortgage rates fall. These fallout estimates are used to estimate the number of loans that the Company expects to be funded within the terms of the loan commitments and are updated periodically to reflect the most current data.

The Company estimates the fair value of a loan commitment based on the change in estimated fair value of the underlying mortgage loan, quoted mortgage-backed securities ("MBS") prices, estimates of the fair value of mortgage servicing rights, and an estimate of the probability that the mortgage loan will fund within the terms of the commitment net of estimated commission expense. The change in fair value of the underlying mortgage loan is measured from the date the loan commitment is issued and is shown net of related expenses. Following issuance, the value of a loan commitment can be either positive or negative depending upon the change in value of the underlying mortgage loans. Fallout rates and other factors from the Company's recent historical data are used to estimate the quantity and value of mortgage loans that will fund within the terms of the commitments.

1) <u>Significant Accounting Policies</u> (Continued)

<u>Forward Sale Commitments</u>

The Company utilizes forward commitments to economically hedge the price risk associated with its outstanding mortgage loan commitments. A forward commitment protects the Company from losses on sales of the loans arising from exercise of the loan commitments. Management expects these types of commitments will experience changes in fair value in contrast to changes in fair value of the loan commitments, thereby reducing earnings volatility related to the recognition in earnings of changes in the values of the commitments.

The net changes in fair value of loan commitments and forward sale commitments are shown in current earnings as a component of mortgage fee income on the consolidated statements of earnings. Mortgage banking derivatives are shown in other assets and other liabilities and accrued expenses on the consolidated balance sheets.

Call and Put Option Derivatives

The Company discontinued its use of selling "out of the money" call options on its equity securities and the use of selling put options as a source of revenue in the first quarter of 2023. The net changes in the fair value of call and put options are shown in current earnings as a component of realized gains (losses) on investments and other assets. Call and put options were shown in other liabilities and accrued expenses on the consolidated balance sheets.

Allowances for Credit Losses

The Company records allowances for current expected credit losses from fixed maturity securities available for sale, mortgage loans held for investment, other investments, and receivables in accordance with GAAP. The allowances for credit losses are valuation accounts that are reported as a reduction of the financial asset's cost basis and are measured on a pool basis when similar risk characteristics exist. The Company estimates allowances for credit losses using relevant available information from both internal and external sources. The Company considers its historical loss experience, analyzes current market conditions and forecasts and uses third-party assistance to arrive at current expected credit losses. Amounts are written off against the allowance for credit losses when determined to be uncollectible. See below under Recent Accounting Pronouncements regarding the adoption of ASU 2016-13. See Notes 2 and 4 to Consolidated Financial Statements regarding the Company's evaluation of allowances for credit losses.

Future Policy Benefits and Unpaid Claims

Future policy benefit reserves for traditional life insurance are computed using a net level method, including assumptions as to investment yields, lapse rates, surrender rates, dividend crediting rates, mortality, morbidity, and other assumptions based on the life insurance subsidiaries' historical experience, industry standards, and best estimate of future results, modified as necessary to give effect to anticipated trends and to include provisions for possible unfavorable deviations. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity, which are deemed a reasonable equivalent for GAAP. The range of assumed interest rates for all traditional life insurance policy reserves was 4% to 10%. Benefit reserves for traditional limited-payment life insurance policies include the deferred portion of the premiums received during the premium-paying period. Deferred premiums are recognized as income over the life of the policies. Policy benefit claims are charged to expense in the period the claims are incurred. Increases in future policy benefits are charged to expense.

1) <u>Significant Accounting Policies</u> (Continued)

Future policy benefit reserves for interest-sensitive insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period more than related policy account balances. Interest credit rates for interest-sensitive insurance products ranged from 3% to 6.5%.

The Company records an unpaid claims liability for claims in the course of settlement equal to the death benefit amount less any reinsurance recoverable amount for claims reported. There is also an unpaid claims liability for claims incurred but not reported. This liability is based on the historical experience of the net amount of claims that were reported in reporting periods subsequent to the reporting period when claims were incurred.

Unearned Premium Reserve

The universal life products the Company services have significant policy initiation fees (front-end load) that are deferred and amortized into revenues over the estimated expected gross profits from surrender charges and investment, mortality, and expense margins. The same issues that impact deferred acquisition costs apply to unearned revenue.

Participating Insurance

Participating business constituted 2% of insurance in force for the years ended 2024 and 2023. The provision for policyholders' dividends included in policyholder obligations is based on dividend scales anticipated by management. The amounts to be paid are determined by the Company's Board of Directors. The expense recognized for policyholder dividends is included in surrenders and other policy benefits on the consolidated statements of earnings.

Recognition of Insurance Premiums and Other Considerations

Premiums and other considerations for traditional life insurance products (which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies) are recognized as revenues when due from policyholders. Premiums and other consideration for interest-sensitive insurance policies (which include universal life policies, interest-sensitive life policies, deferred annuities, and annuities without life contingencies) are reflected as increases in liabilities for policyholder account balances and not as revenues. Revenues reported for these products consist of policy charges for the cost of insurance, administration charges, amortization of policy initiation fees and surrender charges assessed against policyholder account balances. Surrender benefits paid relating to these products are reflected as decreases in liabilities for policyholder account balances and not as expenses. The Company receives investment income earned from the funds deposited into account balances, a portion of which is passed through to the policyholders in the form of interest credited. Interest credited to policyholder account balances and benefit claims more than policyholder account balances are reported as expenses, included in death benefits, in the consolidated financial statements.

Reinsurance

The Company follows the procedure of reinsuring risks of more than $100,000 to provide for greater diversification of business to allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. The Company remains liable for amounts ceded in the event the reinsurers are unable to meet their obligations.

The Company entered into coinsurance agreements with unaffiliated insurance companies under which the Company assumed 100% of the risk for certain life insurance policies and certain other policy-related liabilities of the insurance company.

1) <u>Significant Accounting Policies</u> (Continued)

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Expense allowances received in connection with reinsurance ceded are accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

Pre-need Sales and Costs

<u>Pre-need contract sales of funeral services and caskets</u> - revenue and costs associated with the sales of pre-need funeral services and caskets are deferred until the performance obligations are fulfilled (services are performed or the caskets are delivered).

<u>Sales of cemetery interment rights (cemetery burial property)</u> - revenue and costs associated with the sale of cemetery interment rights are deferred until 10% of the sales price has been collected.

<u>Pre-need contract sales of cemetery merchandise (primarily markers and vaults)</u> - revenue and costs associated with the sale of pre-need cemetery merchandise is deferred until the merchandise is delivered to the Company.

<u>Pre-need contract sales of cemetery services (primarily merchandise delivery, installation fees and burial opening and closing fees)</u> - revenue and costs associated with the sales of pre-need cemetery services are deferred until the services are performed.

<u>Prearranged funeral and pre-need cemetery customer acquisition costs</u> - costs incurred related to obtaining new pre-need contract cemetery and prearranged funeral services, which include only costs that vary with and are primarily related to the acquisition of new pre-need cemetery and prearranged funeral services, are deferred until the merchandise is delivered or services are performed.

Revenues and costs for at-need sales are recorded when a valid contract exists, the services are performed, collection is reasonably assured and there are no significant performance obligations remaining.

The Company, through its cemetery and mortuary operations, provides guaranteed funeral arrangements wherein a prospective customer can receive future goods and services at guaranteed prices. To accomplish this, the Company, through its life insurance operations, sells to the customer an increasing benefit life insurance policy that is assigned to the mortuaries. If, at the time of need, the policyholder/potential mortuary customer utilizes one of the Company's facilities, the guaranteed funeral arrangement contract that has been assigned will provide the funeral goods and services at the contracted price. The increasing life insurance policy will cover the difference between the original contract prices and current prices. Risks may arise if the difference cannot be fully met by the life insurance policy. However, management believes that given current inflation rates and related price increases of goods and services, the risk of exposure is minimal.

Goodwill

Previous acquisitions have been accounted for as purchases under which assets acquired, and liabilities assumed were recorded at their fair values with the excess purchase price recognized as goodwill. The Company evaluates annually or when changes in circumstances warrant the recoverability of goodwill and if there is a decrease in value, the related impairment is recognized as a charge against income.

Other Intangibles

Other intangibles are recognized apart from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. The Company engages a third-party valuation firm to analyze the value of the intangible assets that result from significant acquisitions. The value of the intangible assets that result from these acquisitions are included in Other Assets and are determined using the income approach, relying on a relief from the royalty method.

1) <u>Significant Accounting Policies</u> (Continued)

Income Taxes

Income taxes include taxes currently payable plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences in the financial reporting basis and tax basis of assets and liabilities and operating loss carry-forwards. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Liabilities are established for uncertain tax positions expected to be taken in income tax returns when such positions are judged to meet the "more-likely-than-not" threshold based on the technical merits of the positions. Deferred tax assets and liabilities require various estimates and judgments and may be affected favorably or unfavorably by various internal and external factors. Factors affecting the deferred tax assets and liabilities include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and changes to overall levels of pre-tax earnings. Changes in these estimates, judgments or factors may result in an increase or decrease to the Company's deferred tax assets and liabilities with a related increase or decrease in the Company's provision for income taxes. Estimated interest and penalties related to uncertain tax penalties are included as a component of income tax expense.

Earnings Per Common Share

The Company computes earnings per share, which requires a presentation of basic and diluted earnings per share. Basic earnings per equivalent Class A common share are computed by dividing net earnings by the weighted-average number of Class A common shares outstanding during each year presented, after the effect of the assumed conversion of Class C Common Stock to Class A Common Stock. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the year used to compute basic earnings per share plus dilutive potential incremental shares by application of the treasury stock method. Basic and diluted earnings per share amounts have been adjusted retroactively for the effect of annual stock dividends.

Stock Based Compensation

The cost of employee services received in exchange for an award of equity instruments is recognized in the financial statements and is measured based on the fair value on the grant date of the award. The fair value of stock options is calculated using the Black Scholes Option Pricing Model. Stock option compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award and is included in personnel expenses on the consolidated statements of earnings.

Concentration of Credit Risk

For a description of the concentration risk regarding available for sale debt securities, mortgage loans held for investment and real estate held for investment, refer to Note 2, and for receivables from reinsurers, refer to Note 10 of the Notes to Consolidated Financial Statements.

Advertising

The Company expenses advertising costs as incurred.

1) <u>Significant Accounting Policies</u> (Continued)

Recent Accounting Pronouncements

Accounting Standards Adopted in 2024

<u>ASU No. 2023-07: "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"</u> — Issued in November 2023, ASU 2023-07 requires enhanced disclosures about significant segment expenses. The key amendments include: (i) disclosures on significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss on an annual and interim basis; (ii) disclosures on an amount for other segment items by reportable segment and a description of its composition on an annual and interim basis. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss; (iii) providing all annual disclosures on a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, Segment Reporting in interim periods; and (iv) specifying the title and position of the CODM. The Company adopted ASU 2023-07 retrospectively for the annual period beginning January 1, 2024, and for the interim periods beginning January 1, 2025. The adoption of ASU 2023-07 did not affect the Company's financial position or results of operations. Refer to Note 15 for the disclosures regarding the Company's business segments.

Accounting Standards Adopted in 2023

<u>ASU No. 2016-13: "Financial Instruments – Credit Losses (Topic 326)"</u> — Issued in September 2016, ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis (such as mortgage loans held for investment and held to maturity debt securities) and available for sale debt securities. For assets held at an amortized cost basis, Topic 326 eliminates the probable initial recognition threshold and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities Topic 326 requires that credit losses be presented as an allowance rather than as a write-down. The Company adopted this standard on January 1, 2023, and after a review of the affected assets, decreased the opening balance of retained earnings in stockholders' equity by $671,506 on January 1, 2023. The allowances for credit losses increased (decreased) by the following amounts.

	Amount
Mortgage loans held for investment:	
Residential	$ (192,607)
Residential construction	301,830
Commercial	555,807
Total	665,030
Restricted assets - mortgage loans held for investment:	
Residential construction	3,463
Cemetery perpetual care trust investments - mortgage loans held for investment:	
Residential construction	3,013
Grand Total	671,506

1) <u>Significant Accounting Policies</u> (Continued)

Accounting Standards Issued But Not Yet Adopted

<u>ASU No. 2018-12: "Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts"</u> — Issued in August 2018, ASU 2018-12 is intended to improve the timeliness of recognizing changes in the liability for future policy benefits on traditional long-duration contracts by requiring that assumptions be updated after contract inception and by modifying the rate used to discount future cash flows. The standard is aimed at improving the accounting for certain market-based options or guarantees associated with deposit or account balance contracts, simplifying amortization of deferred acquisition costs while improving and expanding required disclosures. In November 2020, ASU No. 2020-11: "Financial Services – Insurance (Topic 944): Effective Date and Early Application," was issued. This ASU was issued to provide additional time for the implementation of ASU No. 2018-12 by deferring the effective date by one year. For smaller reporting companies, this update is effective for annual reporting periods beginning after December 15, 2024, and interim reporting periods beginning after December 15, 2025. The Company will adopt the standard commencing with its annual reporting period ending December 31, 2025. The Company is nearing completion of its analysis and implementation of the new standard, including the identification of cohorts, system updates, and design. The Company has engaged its team of actuaries, accountants, and systems specialists and consulted external system providers as part of the implementation. The adoption of this guidance is expected to have an impact on its financial position, results of operations, and disclosures, as well as systems, processes and controls. The Company continues to evaluate the impact of the new guidance on its consolidated financial statements.

<u>ASU No. 2023-09: "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"</u> — Issued in December 2023, ASU 2023-09 requires that public business entities, on an annual basis: (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. In addition, the amendments in this update require that all entities disclose on an annual basis the following information about income taxes paid: (i) the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and (ii) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). ASU 2023-09 is effective for the Company for the annual reporting periods beginning January 1, 2025. The Company will adopt the standard commencing with its annual reporting period ending December 31, 2025. The Company does not anticipate that the adoption of ASU 2023-09 will have a material impact on the consolidated financial statements.

<u>ASU No. 2024-03: "Income Statement-Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"</u> — Issued in November 2024, ASU 2024-03 requires public business entities to disclose, in the notes to the consolidated financial statements, specified information about certain expenses at each interim and annual reporting period. ASU 2024-03 requires disclosures about specific types of expenses (i.e., (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization) included in the expense captions presented on the face of the statement of earnings as well as disclosures about selling expenses. ASU 2024-03 does not change the requirements for the presentation of expenses on the statement of earnings. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Accordingly, the Company will adopt the standard commencing with its annual reporting period ending December 31, 2027. The Company is in the process of estimating the potential impact of the new guidance on the consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and has determined that they will not significantly impact the Company's results of operations or financial position.

2) Investments

The Company's investments as of December 31, 2024 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Allowance for Credit Losses	Estimated Fair Value
December 31, 2024:					
Fixed maturity securities, available for sale, at estimated fair value:					
U.S. Treasury securities and obligations of U.S. Government agencies	$ 74,680,606	$ 327,618	$ (486,976)	$ -	$ 74,521,248
Obligations of states and political subdivisions	6,416,751	1,762	(290,448)	-	6,128,065
Corporate securities including public utilities	262,954,278	2,444,842	(6,922,871)	(408,944)	258,067,305
Mortgage-backed securities	31,710,436	125,764	(4,244,640)	(12,049)	27,579,511
Redeemable preferred stock	250,000	-	-	-	250,000
Total fixed maturity securities available for sale	$ 376,012,071	$ 2,899,986	$ (11,944,935)	$ (420,993)	$ 366,546,129
Equity securities at estimated fair value:					
Common stock:					
Industrial, miscellaneous and all other	$ 11,386,454	$ 4,976,567	$ (591,340)		$ 15,771,681
Total equity securities at estimated fair value	$ 11,386,454	$ 4,976,567	$ (591,340)		$ 15,771,681
Mortgage loans held for investment at amortized cost:					
Residential	$ 92,061,787				
Residential construction	151,172,733				
Commercial	62,753,085				
Less: Unamortized deferred loan fees, net	(2,082,241)				
Less: Allowance for credit losses	(1,885,390)				
Less: Net discounts	(272,616)				
Total mortgage loans held for investment	$ 301,747,358				
Real estate held for investment - net of accumulated depreciation:					
Residential	$ 71,618,410				
Commercial	126,074,928				
Total real estate held for investment	$ 197,693,338				
Real estate held for sale:					
Residential	$ 1,126,480				
Commercial	151,553				
Total real estate held for sale	$ 1,278,033				

2) <u>Investments</u> (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Allowance for Credit Losses	Estimated Fair Value
Other investments and policy loans at amortized cost:					
Policy loans	$ 14,019,248				
Insurance assignments	48,493,858				
Federal Home Loan Bank stock (2)	2,404,900				
Other investments	11,473,961				
Less: Allowance for credit losses for insurance assignments	(1,536,926)				
Total policy loans and other investments	$ 74,855,041				
Accrued investment income	$ 8,499,168				
Total investments	$ 966,390,748				

(1) Gross unrealized losses are net of allowance for credit losses

(2) Includes $553,900 of Membership stock and $1,851,000 of Activity stock due to short-term advances and letters of credit.

2) <u>Investments</u> (Continued)

The Company's investments as of December 31, 2023 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Allowance for Credit Losses	Estimated Fair Value
December 31, 2023:					
Fixed maturity securities, available for sale, at estimated fair value:					
U.S. Treasury securities and obligations of U.S. Government agencies	$ 111,450,753	$ 344,425	$ (1,416,448)	$ -	$ 110,378,730
Obligations of states and political subdivisions	6,524,083	500	(319,260)	-	6,205,323
Corporate securities including public utilities	232,299,727	3,688,642	(7,145,507)	(308,500)	228,534,362
Mortgage-backed securities	40,359,878	506,647	(4,702,905)	(6,049)	36,157,571
Redeemable preferred stock	250,000	10,000	-	-	260,000
Total fixed maturity securities available for sale	$ 390,884,441	$ 4,550,214	$ (13,584,120)	$ (314,549)	$ 381,535,986
Equity securities at estimated fair value:					
Common stock:					
Industrial, miscellaneous and all other	$ 10,571,505	$ 3,504,141	$ (439,575)		$ 13,636,071
Total equity securities at estimated fair value	$ 10,571,505	$ 3,504,141	$ (439,575)		$ 13,636,071
Mortgage loans held for investment at amortized cost:					
Residential	$ 103,153,587				
Residential construction	104,052,748				
Commercial	74,176,538				
Less: Unamortized deferred loan fees, net	(1,623,226)				
Less: Allowance for credit losses	(3,818,653)				
Less: Net discounts	(324,157)				
Total mortgage loans held for investment	$ 275,616,837				
Real estate held for investment - net of accumulated depreciation:					
Residential	$ 40,924,865				
Commercial	142,494,427				
Total real estate held for investment	$ 183,419,292				
Real estate held for sale:					
Residential	$ -				
Commercial	3,028,973				
Total real estate held for sale	$ 3,028,973				

2) <u>Investments</u> (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Allowance for Credit Losses	Estimated Fair Value
Other investments and policy loans at amortized cost:					
Policy loans	$ 13,264,183				
Insurance assignments	45,605,322				
Federal Home Loan Bank stock (2)	2,279,800				
Other investments	9,809,148				
Less: Allowance for credit losses for insurance assignments	(1,553,836)				
Total policy loans and other investments	$ 69,404,617				
Accrued investment income	$ 10,170,790				
Total investments	$ 936,812,566				

(1) Gross unrealized losses are net of allowance for credit losses

(2) Includes $530,900 of Membership stock and $1,748,900 of Activity stock due to short-term advances and letters of credit.

2) <u>Investments</u> (Continued)

There were no investments, aggregated by issuer, of more than 10% of shareholders' equity (before net unrealized gains and losses on equity securities and fixed maturity securities) as of December 31, 2024, other than investments issued or guaranteed by the United States Government.

Fixed Maturity Securities

The table below summarizes unrealized losses on fixed maturities securities available for sale that were carried at estimated fair value as of December 31, 2024 and 2023. The fair values of fixed maturity securities are based on quoted market prices, when available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market value applicable to the coupon rate, credit, and maturity of the investments. The tables set forth unrealized losses by duration with the fair value of the related fixed maturity securities.

	Unrealized Losses for Less than Twelve Months	Fair Value	Unrealized Losses for More than Twelve Months	Fair Value	Total Unrealized Loss	Fair Value
At December 31, 2024						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 8,737	$ 986,365	$ 478,239	$ 22,110,495	$ 486,976	$ 23,096,860
Obligations of states and political subdivisions	15,003	2,167,918	275,445	3,008,385	290,448	5,176,303
Corporate securities including public utilities	1,888,022	93,562,219	5,034,849	77,975,776	6,922,871	171,537,995
Mortgage-backed securities	32,150	2,915,192	4,212,490	19,041,442	4,244,640	21,956,634
Totals	$1,943,912	$99,631,694	$10,001,023	$122,136,098	$11,944,935	$221,767,792
At December 31, 2023						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 29,394	$ 9,436,090	$ 1,387,054	$ 70,885,403	$ 1,416,448	$ 80,321,493
Obligations of states and political subdivisions	11,105	470,325	308,155	5,284,498	319,260	5,754,823
Corporate securities including public utilities	529,660	32,507,773	6,615,847	107,556,216	7,145,507	140,063,989
Mortgage-backed securities	29,799	2,260,445	4,673,106	22,184,174	4,702,905	24,444,619
Totals	$ 599,958	$44,674,633	$12,984,162	$205,910,291	$13,584,120	$250,584,924

Relevant holdings were comprised of 706 securities with fair values aggregating 94.9% of the aggregated amortized cost as of December 31, 2024. Relevant holdings were comprised of 606 securities with fair values aggregating 94.9% of the aggregated amortized cost as of December 31, 2023. Credit loss provision of $106,444 and $325,314 have been recognized for 2024 and 2023, respectively. Credit losses are included in gains (losses) on investments and other assets on the consolidated statements of earnings. Other unrealized losses for which no credit loss was recognized are primarily the result of increases in interest rates.

2) <u>Investments</u> (Continued)

Evaluation of Allowance for Credit Losses

See Note 1 regarding the adoption of ASU 2016-13.

On a quarterly basis, the Company evaluates its fixed maturity securities classified as available for sale to identify any potential credit losses. This evaluation includes a review of current ratings by the National Association of Insurance Commissions ("NAIC") and other industry rating agencies. Securities with a rating of 1 or 2 are considered investment grade and are not reviewed for credit loss unless current market data or recent company news could lead to a credit downgrade. Securities with ratings of 3 to 5 are evaluated for credit loss. The evaluation involves assessing all facts and circumstances surrounding each security including, but not limited to, historical values, interest payment history, projected earnings, and revenue growth rates as well as a review of the reason for a downgrade in the NAIC rating. Based on the analysis of a security that is rated 3 to 5, a determination is made whether the security will likely make interest and principal payments in accordance with the terms of the financial instrument. Securities with a rating of 6 are automatically determined to be impaired and a credit loss is recognized in earnings.

Where the decline in fair value of fixed maturity securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and the Company anticipates recovery of all contractual or expected cash flows, the Company does not consider these securities to have credit loss because the Company does not intend to sell these securities and it is not more likely than not the Company will be required to sell these securities before a recovery of amortized cost, which may be at maturity.

If the Company intends to sell a fixed maturity security or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, a credit loss has occurred and the difference between the amortized cost and the fair value that relates to the expected credit loss is recognized as a loss in earnings, included in gains (losses) on investments and other assets on the consolidated statements of earnings.

If the Company does not intend to sell a debt security and it is less likely than not that the Company will be required to sell the debt security but the Company also does not expect to recover the entire amortized cost basis of the security, a credit loss is recognized in earnings for the amount of the expected credit loss with a corresponding allowance for credit losses as a contra-asset account. The credit loss is included in gains (losses) on investments and other assets on the consolidated statements of earnings. The recognized credit loss is limited to the total unrealized loss on the security due to a change in credit.

Amounts on available for sale fixed maturities that are deemed to be uncollectible are written off and removed from the allowance for credit loss. A write-off may also occur if the Company intends to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of its amortized cost.

The Company does not measure a credit loss allowance on accrued interest receivable, included in accrued investment income on the consolidated balance sheets, as the Company writes off any accrued interest receivable balance to net investment income in a timely manner (after 90 days) when the Company has concerns regarding collectability.

2) <u>Investments</u> (Continued)

Credit Quality Indicators

The NAIC assigns designations to fixed maturity securities. These designations range from Class 1 (highest quality) to Class 6 (lowest quality). The NAIC designations are utilized by insurers in preparing their annual statutory statements. NAIC Class 1 and 2 are considered investment grade while the NAIC Class 3 through 6 designations are considered non-investment grade. Based on the NAIC designations, the Company had 97.7% and 98.2% of its fixed maturity securities rated investment grade as of December 31, 2024 and 2023, respectively. The following table summarizes the credit quality, by NAIC designation, of the Company's fixed maturity securities available for sale, excluding redeemable preferred stock.

| | December 31, 2024 | | December 31, 2023 | |
| | Amortized | Estimated Fair | Amortized | Estimated Fair |
NAIC Designation	Cost	Value	Cost	Value
1	$ 188,386,980	$ 183,460,027	$ 221,933,425	$ 216,975,288
2	178,060,265	174,405,442	161,062,016	157,346,803
3	7,961,422	7,342,220	6,418,829	5,953,542
4	649,592	600,459	982,290	948,478
5	702,643	487,981	236,648	51,875
6	1,169	-	1,233	-
Total	$ 375,762,071	$ 366,296,129	$ 390,634,441	$ 381,275,986

The following tables present a roll forward of the Company's allowance for credit losses on fixed maturity securities available for sale:

	U.S. Treasury securities and obligations of U.S. Government agencies	Obligations of states and political subdivisions	Corporate securities including public utilities	Mortgage-backed securities	Total
	Year Ended December 31, 2024				
Beginning balance - December 31, 2023	$ -	$ -	$ 308,500	$ 6,049	$ 314,549
Additions for credit losses not previously recorded	-	-	55,000	-	55,000
Change in allowance on securities with previous allowance	-	-	60,000	6,000	66,000
Reductions for securities sold during the period	-	-	-	-	-
Reductions for securities with credit losses due to intent to sell	-	-	-	-	-
Write-offs charged against the allowance	-	-	-	-	-
Recoveries of amounts previously written off	-	-	(14,556)	-	(14,556)
Ending Balance - December 31, 2024	$ -	$ -	$ 408,944	$ 12,049	$ 420,993

2) Investments (Continued)

	Year Ended December 31, 2023				
	U.S. Treasury securities and obligations of U.S. Government agencies	Obligations of states and political subdivisions	Corporate securities including public utilities	Mortgage-backed securities	Total
Beginning balance - December 31, 2022	$ -	$ -	$ -	$ -	$ -
Additions for credit losses not previously recorded	-	-	261,500	6,049	267,549
Change in allowance on securities with previous allowance	-	-	57,764	-	57,764
Reductions for securities sold during the period	-	-	(10,764)	-	(10,764)
Reductions for securities with credit losses due to intent to sell	-	-	-	-	-
Write-offs charged against the allowance	-	-	-	-	-
Recoveries of amounts previously written off	-	-	-	-	-
Ending Balance - December 31, 2023	$ -	$ -	$ 308,500	$ 6,049	$ 314,549

The following table presents the amortized cost and estimated fair value of fixed maturity securities available for sale at December 31, 2024, by contractual maturity. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in 1 year	$ 44,055,016	$ 43,765,347
Due in 2-5 years	126,512,253	125,295,048
Due in 5-10 years	107,397,297	106,707,517
Due in more than 10 years	66,087,069	62,948,706
Mortgage-backed securities	31,710,436	27,579,511
Redeemable preferred stock	250,000	250,000
Total	$ 376,012,071	$ 366,546,129

Information regarding sales of fixed maturity securities available for sale is presented as follows.

	Years Ended December 31,	
	2024	2023
Proceeds from sales	$ 2,629,493	$ 2,557,074
Gross realized gains	233	11,508
Gross realized losses	(1,407)	(57,861)

2) <u>Investments</u> (Continued)

Assets on Deposit, Held in Trust, and Pledged as Collateral

Assets on deposit with life insurance regulatory authorities as required by law were as follows:

	Years Ended December 31,	
	2024	2023
Fixed maturity securities available for sale at estimated fair value	$ 6,126,589	$ 6,206,650
Other investments	400,000	400,000
Cash and cash equivalents	1,444,654	1,909,215
Total assets on deposit	$ 7,971,243	$ 8,515,865

Assets held in trust related to third-party reinsurance agreements were as follows:

	Years Ended December 31,	
	2024	2023
Fixed maturity securities available for sale at estimated fair value	$ 25,309,270	$ 27,903,952
Cash and cash equivalents	4,417,683	2,101,052
Total assets on deposit	$ 29,726,953	$ 30,005,004

The Company is a member of the Federal Home Loan Bank of Des Moines and Dallas ("FHLB"). Assets pledged as collateral with the FHLB are presented below. These pledged securities are used as collateral for any FHLB cash advances. See Note 7 of the Notes to the Consolidated Financial Statements for more information about the FHLB.

	Years Ended December 31,	
	2024	2023
Fixed maturity securities available for sale at estimated fair value	$ 63,800,454	$ 93,903,089

Real Estate Held for Investment and Held for Sale

The Company strategically deploys resources into real estate assets to match the income and yield durations of its primary obligations. The sources for these real estate assets come through its various business segments in the form of acquisition, development, and mortgage foreclosures. The Company reports real estate held for investment and held for sale pursuant to the accounting policy discussed in Note 1 of the Notes to Consolidated Financial Statements.

<u>Commercial Real Estate Held for Investment and Held for Sale</u>

The Company owns and manages commercial real estate assets as a means of both generating investment income and providing workspace for its employees. These assets are acquired in accordance with the Company's goals and objectives for risk-adjusted returns. Due diligence is conducted on each asset using internal and third-party resources. The geographic locations and asset classes of investments are determined by senior management under the direction of the Company's Board of Directors.

2) <u>Investments</u> (Continued)

The Company employs full-time employees to attend to the day-to-day operations of those assets within the greater Salt Lake area and close surrounding markets. The Company utilizes third party property managers where the geographic location does not warrant full-time staff or through strategic lease-up periods. The Company will generally acquire assets as a result of company acquisitions or that are in regions expected to have high growth in employment and population and that provide operational efficiencies.

The Company currently owns and operates six commercial properties in three states. These properties include office buildings, flex office space, and the redevelopment and expansion of its corporate campus ("Center53") in Salt Lake City, Utah. The Company uses bank debt in strategic cases, primarily where it is anticipated to improve yields, or facilitate the acquisition of higher quality assets or asset class diversification.

The aggregated net book value of commercial real estate serving as collateral for bank loans was $119,889,846 and $124,381,467 as of December 31, 2024 and 2023, respectively. The associated bank loan carrying values totaled $96,007,488 and $97,807,614 as of December 31, 2024 and 2023, respectively.

During 2024 and 2023, the Company did not record any impairment losses on commercial real estate held for investment or held for sale. Impairment losses, if any, are included in gains (losses) on investments and other assets on the consolidated statements of earnings.

During 2024 and 2023, the Company recorded depreciation expense on commercial real estate held for investment of $5,778,214 and $6,278,828, respectively. Commercial real estate held for investment is stated at cost and is depreciated over the estimated useful life, primarily using the straight-line method. Depreciation is included in net investment income on the consolidated statements of earnings.

The Company's commercial real estate held for investment is summarized as follows:

	Net Book Value December 31,		Total Square Footage December 31,	
	2024	2023	2024	2023
Utah (1)	$ 126,056,342	$ 142,475,177	546,941	625,920
Louisiana	18,586	19,250	1,622	1,622
	$ 126,074,928	$ 142,494,427	548,563	627,542

(1) Includes Center53

2) <u>Investments</u> (Continued)

Operating leases arise from the leasing of the Company's commercial real estate held for investment. Initial lease terms generally range from three to ten years.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease payments expected to be received.

2025	$	10,947,238
2026		9,938,966
2027		8,833,459
2028		8,700,328
2029		8,085,786
Thereafter		38,741,022
Total	$	85,246,799

The Company's commercial real estate held for sale is summarized as follows:

	Net Book Value December 31,		Total Square Footage December 31,	
	2024	2023	2024	2023
Mississippi (1)	$ 151,553	$ 3,028,973	-	19,694
	$ 151,553	$ 3,028,973	-	19,694

(1) Consists of approximately 93 acres of undeveloped land for $151,553 for 2024 and 2023. The remaining property for $2,877,420 was sold in February 2024 for a gain of approximately $250,000.

<u>Residential Real Estate Held for Investment and Held for Sale</u>

The Company occasionally acquires residential homes through the mortgage loan foreclosure process. The Company has the option to sell these properties or to continue to hold them for expected cash flow and price appreciation.

The Company established Security National Real Estate Services ("SNRE") to manage its residential property portfolio. SNRE cultivates and maintains the preferred vendor relationships necessary to manage costs and quality of work performed on the Company's entire residential property portfolio.

During 2024 and 2023, the Company did not record any impairment losses on residential real estate held for investment or held for sale. Impairment losses, if any, are included in gains (losses) on investments and other assets on the consolidated statements of earnings.

During 2024 and 2023, the Company recorded depreciation expense on residential real estate held for investment of $10,611 and $10,592, respectively. Residential real estate held for investment is stated at cost and is depreciated over the estimated useful life, primarily using the straight-line method. Depreciation is included in net investment income on the consolidated statements of earnings.

2) <u>Investments</u> (Continued)

The Company's residential real estate held for investment is summarized as follows:

	Net Book Value December 31,			
	2024		2023	
Utah (1)	$	71,618,410	$	40,924,865
	$	71,618,410	$	40,924,865

(1) Includes multiple residential subdivision development projects, refer to the following table.

The following table presents additional information regarding the Company's residential subdivision development in Utah.

	December 31,			
	2024		2023	
Lots available for sale		231		42
Lots to be developed		1,046		1,145
Ending Balance	$	71,443,356	$	40,739,201

The Company's residential real estate held for sale is summarized as follows:

	Net Book Value December 31,			
	2024		2023	
Florida	$	276,580	$	-
Utah		849,900		-
	$	1,126,480	$	-

The net book value of foreclosed residential real estate included in residential real estate held for investment or sale was $1,126,480 and nil as of December 31, 2024 and 2023, respectively.

2) <u>Investments</u> (Continued)

<u>Real Estate Owned and Occupied by the Company</u>

The primary business units of the Company occupy a portion of the commercial real estate owned by the Company. As of December 31, 2024, real estate owned and occupied by the Company is summarized as follows:

Location	Business Segment	Approximate Square Footage	Square Footage Occupied by the Company
433 Ascension Way, Floors 4, 5 and 6, Salt Lake City, UT - Center53 Building 2 (1)	Corporate Offices, Life Insurance, Cemetery/Mortuary Operations, and Mortgage Operations and Sales	221,000	50%
1818 Marshall Street, Shreveport, LA (2)	Life Insurance Operations	12,274	100%
812 Sheppard Street, Minden, LA (2) (3)	Life Insurance Sales	1,560	100%

(1) Included in real estate held for investment on the consolidated balance sheets

(2) Included in property and equipment on the consolidated balance sheets

(3) Listed for sale

Mortgage Loans Held for Investment

The Company reports mortgage loans held for investment pursuant to the accounting policy discussed in Note 1 of the Notes to Consolidated Financial Statements.

Concentrations of credit risk arise when several mortgage loan debtors have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Although the Company has a diversified mortgage loan portfolio consisting of residential mortgages, commercial loans and residential construction loans and requires collateral on all real estate exposures, a substantial portion of the relevant debtors' ability to honor obligations is dependent upon the economic stability of the geographic region in which the debtors do business or are employed. As of December 31, 2024, the Company had 56%, 8%, 9% and 6% of its mortgage loans from borrowers located in the states of Utah, Florida, Arizona, and Texas, respectively. As of December 31, 2023, the Company had 44%, 11%, 10%, 7% and 6% of its mortgage loans from borrowers located in the states of Utah, Florida, California, Texas, and Arizona, respectively.

Evaluation of Allowance for Credit Losses

See Note 1 regarding the adoption of ASU 2016-13.

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the Company's mortgage loans held for investment to present the net amount expected to be collected. The Company reports in net earnings, as a credit loss expense, the amount necessary to adjust the allowance for credit losses for the Company's current estimate of expected credit losses on mortgage loans held for investment. This credit loss expense is included in other expenses on the consolidated statements of earnings.

Once a mortgage loan is past due 90 days, it is the policy of the Company to end the accrual of interest income on the loan and reverse any interest income that had been accrued. Given this policy, the Company does not measure a credit loss allowance on accrued interest receivable. Accrued interest receivable is included in accrued investment income on the consolidated balance sheets. Payments received for mortgage loans on a non-accrual status are recognized when received. The interest income recognized from payments received for mortgage loans on a non-accrual status was immaterial. Accrual of interest resumes if a mortgage loan is brought current. Interest not accrued on these loans totaled approximately $244,000 and $237,000 as of December 31, 2024 and 2023, respectively.

2) <u>Investments</u> (Continued)

The Company measures expected credit losses based on the fair value of the collateral when the Company determines that foreclosure is probable. When a mortgage loan becomes delinquent, the Company proceeds to foreclose, and all expenses of foreclosure are expensed as incurred. Once foreclosed, the property is classified as real estate held for investment or held for sale.

To determine the allowance for credit losses, the Company has segmented its mortgage loans held for investment by loan type. The Company's loan types are commercial, residential, and residential construction. The inherent risks within the portfolio vary depending upon the loan type as follows:

<u>Commercial</u> - Underwritten in accordance with the Company's policies to determine the borrower's ability to repay the obligation as agreed. Commercial loans are made primarily based on the underlying collateral supporting the loan. Accordingly, the repayment of a commercial loan depends primarily on the collateral and its ability to generate income and secondarily on the borrower's (or guarantor's) ability to repay.

Commercial loans are evaluated for credit loss by analyzing common metrics that are predictors for future credit losses such as debt service coverage ratio ("DSCR"), loan to value ("LTV"), local market conditions, borrower quality, and underlying collateral. The fair value of the underlying collateral is based on a third-party appraisal of the property at origination of the loan. The fair value is assessed if the loan becomes 90 days delinquent. The Company uses these metrics to pool similar loans. The allowance for credit losses is based on estimates, historical experience, probability of loss, value of the underlying collateral, and other factors that affect the collectability of the loan. The Company applies a future loss factor to the outstanding balance of each group to arrive at the allowance for credit losses.

<u>Residential</u> — These loans are secured by first and second mortgages on single-family dwellings. The borrower's ability to repay is sensitive to life events and the general economic condition of the region. Where loan to value exceeds 80%, the loan is generally guaranteed by private mortgage insurance, the FHA, or VA.

Residential loans are evaluated for credit loss by using relevant available information from both internal and external sources. Among other things, the Company uses its historical delinquency information and considers current and forecasted economic conditions. External sources include a monthly analysis of its residential portfolio by a third party. The third party uses the Company's current loan data and runs it through various models to project cash flows and provide a projected life of loan loss. The models consider loan features such as loan type, loan to value, payment status, age, and current property values. Analyzing the information from the various sources allows the Company to arrive at the allowance for credit losses.

<u>Residential construction (including land acquisition and development)</u> – These loans are underwritten in accordance with the Company's underwriting policies, which include a financial analysis of the builders, borrowers (guarantors), construction cost estimates, and independent appraisal valuations, and factor in estimates of the value of construction projects upon completion. Construction loans generally involve the disbursement of substantial funds over a short period of time with repayment substantially dependent upon the success of the completed project and the ability of the borrower to secure long-term financing.

Additionally, land acquisition and development loans are underwritten in accordance with the Company's underwriting policies, which include independent appraisal valuations as well as the estimated value associated with the land upon completion of development into finished lots. These loans are of a higher risk than other mortgage loans due to their ultimate repayment being sensitive to general economic conditions, availability of long-term or construction financing, and interest rate sensitivity.

2) <u>Investments</u> (Continued)

Residential construction mortgage loans are evaluated for credit loss by considering historical activity and current housing market trends to arrive at a per loan basis point allowance that is recognized at loan origination and for subsequent draws. The per loan basis point is reviewed at least annually or as loan losses or market trends require.

The following table presents a roll forward of the allowance for credit losses as of the dates indicated:

	Commercial		Residential		Residential Construction		Total	
<u>December 31, 2024</u>								
Allowance for credit losses:								
Beginning balance - January 1, 2023	$	1,219,653	$	2,390,894	$	208,106	$	3,818,653
Change in provision for credit losses (2)		(487,159)		(444,859)		94,240		(837,778)
Charge-offs		-		(1,095,485)		-		(1,095,485)
Ending balance - December 31, 2024	$	732,494	$	850,550	$	302,346	$	1,885,390
<u>December 31, 2023</u>								
Allowance for credit losses:								
Beginning balance - January 1, 2023	$	187,129	$	1,739,980	$	43,202	$	1,970,311
Adoption of ASU 2016-13 (1)		555,807		(192,607)		301,830		665,030
Change in provision for credit losses (2)		476,717		843,521		(136,926)		1,183,312
Charge-offs		-		-		-		-
Ending balance - December 31, 2023	$	1,219,653	$	2,390,894	$	208,106	$	3,818,653

(1) See Note 1 of the notes to the consolidated financial statements

(2) Included in other expenses on the consolidated statements of earnings

2) <u>Investments</u> (Continued)

The following table presents the aging of mortgage loans held for investment by loan type.

	Commercial	Residential	Residential Construction	Total
December 31, 2024				
30-59 days past due	$ 2,100,000	$ 5,818,334	$ -	$ 7,918,334
60-89 days past due	-	845,980	-	845,980
Over 90 days past due (1)	4,205,000	3,061,450	-	7,266,450
In process of foreclosure (1)	191,508	3,942,392	-	4,133,900
Total past due	6,496,508	13,668,156	-	20,164,664
Current	56,256,577	78,393,631	151,172,733	285,822,941
Total mortgage loans	62,753,085	92,061,787	151,172,733	305,987,605
Allowance for credit losses	(732,494)	(850,550)	(302,346)	(1,885,390)
Unamortized deferred loan fees, net	(115,555)	(1,307,539)	(659,147)	(2,082,241)
Unamortized discounts, net	(149,268)	(123,348)	-	(272,616)
Net mortgage loans held for investment	$ 61,755,768	$ 89,780,350	$ 150,211,240	$ 301,747,358
December 31, 2023				
30-59 days past due	$ -	$ 3,387,673	$ -	$ 3,387,673
60-89 days past due	-	3,472,760	-	3,472,760
Over 90 days past due (1)	405,000	3,480,931	-	3,885,931
In process of foreclosure (1)	1,241,508	1,021,790	-	2,263,298
Total past due	1,646,508	11,363,154	-	13,009,662
Current	72,530,030	91,790,433	104,052,748	268,373,211
Total mortgage loans	74,176,538	103,153,587	104,052,748	281,382,873
Allowance for credit losses	(1,219,653)	(2,390,894)	(208,106)	(3,818,653)
Unamortized deferred loan fees, net	(172,989)	(1,135,491)	(314,746)	(1,623,226)
Unamortized discounts, net	(216,705)	(107,452)	-	(324,157)
Net mortgage loans held for investment	$ 72,567,191	$ 99,519,750	$ 103,529,896	$ 275,616,837

(1) Interest income is not recognized on loans which are more than 90 days past due or in foreclosure.

2) Investments (Continued)

Credit Quality Indicators

The Company evaluates and monitors the credit quality of its commercial loans by analyzing LTV and DSCR. Monitoring a commercial mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment.

The aggregate unpaid principal balance of commercial mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2024:

Credit Quality Indicator	2024	2023	2022	2021	2020	Prior	Total	% of Total
LTV:								
Less than 65%	$ 7,653,600	$ 24,600,000	$ 2,352,150	$ 864,128	$ -	$ 8,867,779	$ 44,337,657	70.65%
65% to 80%	10,432,942	1,840,776	823,397	-	4,913,313	-	18,010,428	28.70%
Greater than 80%	-	-	-	405,000	-	-	405,000	0.65%
Total	$ 18,086,542	$ 26,440,776	$ 3,175,547	$ 1,269,128	$ 4,913,313	$ 8,867,779	$ 62,753,085	100.00%
DSCR								
>1.20x	$ 16,300,000	$ 20,990,000	$ 1,000,000	$ -	$ 4,913,313	$ 5,414,274	$ 48,617,587	77.47%
1.00x - 1.20x	432,942	5,450,776	2,175,547	1,269,128	-	3,453,505	12,781,898	20.37%
<1.00x	1,353,600	-	-	-	-	-	1,353,600	2.16%
Total	$ 18,086,542	$ 26,440,776	$ 3,175,547	$ 1,269,128	$ 4,913,313	$ 8,867,779	$ 62,753,085	100.00%

The Company evaluates and monitors the credit quality of its residential mortgage loans by analyzing LTV and loan performance. The Company defines non-performing mortgage loans as loans more than 90 days past due and on a non-accrual status. Monitoring a residential mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment.

The aggregate unpaid principal balance of residential mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2024:

Credit Quality Indicator	2024	2023	2022	2021	2020	Prior	Total	% of Total
Performance Indicators:								
Performing	$ 14,861,098	$ 10,030,848	$ 42,634,670	$ 3,076,901	$ 5,513,462	$ 8,940,966	$ 85,057,945	92.39%
Non-performing (1)	-	3,442,992	1,451,039	291,359	311,116	1,507,336	7,003,842	7.61%
Total	$ 14,861,098	$ 13,473,840	$ 44,085,709	$ 3,368,260	$ 5,824,578	$ 10,448,302	$ 92,061,787	100.00%

(1) Includes residential mortgage loans in the process of foreclosure of $3,942,392

LTV:								
Less than 65%	$ 6,241,730	$ 4,931,376	$ 5,488,954	$ 1,790,036	$ 2,440,002	$ 5,273,672	$ 26,165,770	28.42%
65% to 80%	7,802,984	7,662,200	37,509,634	1,578,224	2,701,008	5,107,289	62,361,339	67.74%
Greater than 80%	816,384	880,264	1,087,121	-	683,568	67,341	3,534,678	3.84%
Total	$ 14,861,098	$ 13,473,840	$ 44,085,709	$ 3,368,260	$ 5,824,578	$ 10,448,302	$ 92,061,787	100.00%

2) <u>Investments</u> (Continued)

The company evaluates and monitors the credit quality of its residential construction loans (including land acquisition and development loans) by analyzing LTV and loan performance. Monitoring a residential construction mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment.

The aggregate unpaid principal balance of residential construction mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2024:

Credit Quality Indicator	2024	2023	2022	2021	Total	% of Total
Performance Indicators:						
Performing	$118,863,944	$21,375,552	$ 972,468	$9,960,769	$151,172,733	100.00%
Non-performing	-	-	-	-	-	0.00%
Total	$118,863,944	$21,375,552	$ 972,468	$9,960,769	$151,172,733	100.00%
LTV:						
Less than 65%	$ 48,065,177	$21,375,552	$ 518,590	$9,960,769	$ 79,920,088	52.87%
65% to 80%	70,798,767	-	453,878	-	71,252,645	47.13%
Greater than 80%		-	-	-	-	0.00%
Total	$118,863,944	$21,375,552	$ 972,468	$9,960,769	$151,172,733	100.00%

<u>Principal Amounts Due</u>

The following table presents the amortized cost and contractual payments on mortgage loans held for investment by category as of December 31, 2024. Expected principal payments may differ from contractual obligations because certain borrowers may elect to pay off mortgage obligations with or without early payment penalties.

	Total	Principal Amounts Due in 1 Year	Principal Amounts Due in 2-5 Years	Principal Amounts Due Thereafter
Residential	$ 92,061,787	$ 1,433,574	$ 5,749,140	$ 84,879,073
Residential Construction	151,172,733	108,067,038	43,105,695	-
Commercial	62,753,085	30,839,972	26,023,731	5,889,382
Total	$ 305,987,605	$ 140,340,584	$ 74,878,566	$ 90,768,455

2) <u>Investments</u> (Continued)

Insurance Assignments

The following table presents the aging of insurance assignments, included in other investments and policy loans on the consolidated balance sheets:

	Years Ended December 31,		
	2024		2023
30-59 days past due	$ 8,785,184	$	10,829,629
60-89 days past due	4,046,731		3,709,754
Over 90 days past due	5,320,216		4,329,468
Total past due	18,152,131		18,868,851
Current	30,341,727		26,736,471
Total insurance assignments	48,493,858		45,605,322
Allowance for credit losses	(1,536,926)		(1,553,836)
Net insurance assignments	$ 46,956,932	$	44,051,486

The Company records an allowance for credit losses when the insurance assignment is funded. Once an insurance assignment moves to 90 days or legal proceedings, it is monitored for write-off and collectability, and any adjustments to the allowance are recorded at that time. See Note 1 regarding the adoption of ASU 2016-13.

The following table presents a roll forward of the allowance for credit losses for insurance assignments:

	Allowance
Beginning balance - January 1, 2024	$ 1,553,836
Change in provision for credit losses (1)	1,033,277
Charge-offs	(1,050,187)
Ending balance - December 31, 2024	$ 1,536,926
Beginning balance - January 1, 2023	$ 1,609,951
Change in provision for credit losses (1)	891,959
Charge-offs	(948,074)
Ending balance - December 31, 2023	$ 1,553,836

(1) Included in other expenses on the consolidated statements of earnings

2) <u>Investments</u> (Continued)

Investment Related Earnings

The following table presents the net realized gains and losses from sales, calls, and maturities, unrealized gains and losses on equity securities from investments and other assets.

	2024		2023
	Years Ended December 31		
	2024		2023
Fixed maturity securities available for sale:			
Gross realized gains	$ 12,906	$	67,686
Gross realized losses	(63,024)		(106,760)
Net credit loss (provision) release	(106,444)		(325,314)
Equity securities:			
Gains (losses) on securities sold	(42,680)		254,917
Unrealized gains (losses) on securities held at the end of the period	2,290,252		1,782,219
Mortgage loans held for investment:			
Gross realized gains	-		-
Gross realized losses	(1,161,363)		-
Real estate held for investment and sale:			
Gross realized gains	739,107		197,194
Gross realized losses	-		(71,792)
Other assets, including call and put option derivatives:			
Gross realized gains	293,657		214,349
Gross realized losses	(20,513)		(175,157)
Total	$ 1,941,898	$	1,837,342

The net realized gains and losses on the sale of securities are recorded on the trade date, and the cost of the securities sold is determined using the specific identification method.

Net realized gains and losses includes gains and losses by the restricted assets and cemetery perpetual care trust investments of the cemeteries and mortuaries of $888,788 in net gains and $730,259 in net losses for 2024 and 2023, respectively.

2) <u>Investments</u> (Continued)

Major categories of net investment income were as follows:

	2024	2023
	Years Ended December 31	
	2024	2023
Fixed maturity securities available for sale	$ 17,332,753	$ 16,871,558
Equity securities	698,484	616,989
Mortgage loans held for investment	29,952,242	33,242,094
Real estate held for investment and sale	11,369,546	14,786,017
Policy loans	953,489	816,711
Insurance assignments	19,971,108	18,118,391
Other investments	806,032	617,420
Cash and cash equivalents	6,676,563	4,250,029
Gross investment income	87,760,217	89,319,209
Investment expenses	(16,034,968)	(16,976,162)
Net investment income	$ 71,725,249	$ 72,343,047

Net investment income includes income earned by the restricted assets and cemetery perpetual care trust investments of the cemeteries and mortuaries of $2,009,719 and $2,365,378 for 2024 and 2023, respectively.

Net investment income on real estate consists primarily of rental revenue. Investment expenses consist primarily of depreciation, property taxes, operating expenses of real estate and an estimated portion of administrative expenses relating to investment activities.

Accrued Investment Income

Accrued investment income consists of the following:

	Years Ended December 31,	
	2024	2023
Fixed maturity securities available for sale	$ 3,795,581	$ 3,984,695
Equity securities	11,049	20,451
Mortgage loans held for investment	1,049,489	2,661,092
Real estate held for investment	3,559,463	3,486,115
Cash and cash equivalents	83,586	18,437
Total accrued investment income	$ 8,499,168	$ 10,170,790

3) Loans Held for Sale

The Company's loans held for sale portfolio is valued using the fair value option. Changes in the fair value of the loans are included in mortgage fee income. Interest income is recorded based on the contractual terms of the loan and in accordance with the Company's policy on recognition of mortgage loan interest income and is included in mortgage fee income on the consolidated statement of earnings. Included in loans held for sale are loans in the process of foreclosure with an aggregate unpaid principal balance of nil and $1,636,090 as of December 31, 2024 and 2023, respectively. See Note 17 of the Notes to Consolidated Financial Statements for additional disclosures regarding loans held for sale.

The following table presents the aggregate fair value and the aggregate unpaid principal balance of loans held for sale.

	December 31,	
	2024	2023
Aggregate fair value	$ 131,181,148	$ 126,549,190
Unpaid principal balance	128,948,072	127,185,867
Unrealized gain (loss)	2,233,076	(636,677)

Mortgage Fee Income

Mortgage fee income consists of origination fees, processing fees, interest income and other income related to the origination and sale of mortgage loans held for sale.

Major categories of mortgage fee income for loans held for sale are summarized as follows:

	Years Ended December 31	
	2024	2023
Loan fees	$ 26,343,919	$ 21,724,456
Interest income	8,192,353	9,547,741
Secondary gains	70,354,845	68,505,014
Change in fair value of loan commitments	729,948	(1,123,615)
Change in fair value of loans held for sale	2,869,729	(478,460)
Provision for loan loss reserve	(932,154)	(27,164)
Mortgage fee income	$ 107,558,640	$ 98,147,972

3) <u>Loans Held for Sale</u> (Continued)

Loan Loss Reserve

Repurchase demands from third party investors that correspond to mortgage loans previously held for sale and sold are reviewed and relevant data is captured so that an estimated future loss can be calculated. The key factors that are used in the estimated future loss calculation are as follows: (i) lien position, (ii) payment status, (iii) claim type, (iv) unpaid principal balance, (v) interest rate, and (vi) validity of the demand. Other data is captured and is useful for management purposes; the actual estimated loss is generally based on these key factors. The Company conducts its own review upon the receipt of a repurchase demand. In many instances, the Company can resolve the issues relating to the repurchase demand by the third-party investor without having to make any payments to the investor.

The loan loss reserve, which is included in other liabilities and accrued expenses, is summarized as follows:

	December 31,			
	2024		2023	
Beginning Balance	$	547,233	$	1,725,667
Provision for current loan originations (1)		932,154		27,164
Charge-offs, net of recaptured amounts		(782,761)		(1,205,598)
Ending Balance	$	696,626	$	547,233

(1) Included in Mortgage fee income on the consolidated statements of earnings

The Company maintains reserves for estimated losses on current production volumes. For 2024, $932,154 in reserves were added at a rate of 4.1 basis points per loan, the equivalent of $410 per $1,000,000 in loans originated. This is a decrease over 2023, when $27,164 in reserves were added at a rate of 4.3 basis points per loan originated, the equivalent of $430 per $1,000,000 in loans originated. The Company monitors market data and trends, economic conditions (including forecasts) and its own experience to maintain adequate loss reserves on current production.

4) Receivables

Receivables consist of the following:

	December 31,			
	2024		2023	
Contracts with customers	$	7,095,589	$	6,321,573
Receivables from sales agents		4,028,881		3,252,840
Other		6,412,804		7,658,789
Total receivables		17,537,274		17,233,202
Allowance for credit losses		(1,678,531)		(1,897,887)
Net receivables	$	15,858,743	$	15,335,315

The Company records an allowance for credit losses for its receivables in accordance with GAAP. See Note 1 regarding the adoption of ASU 2016-13.

The following table presents a roll forward of the allowance for credit losses:

		Allowance
Beginning balance - January 1, 2024	$	1,897,887
Change in provision for credit losses (1)		(140,277)
Charge-offs		(79,079)
Ending balance - December 31, 2024	$	1,678,531
Beginning balance - January 1, 2023	$	2,229,791
Change in provision for credit losses (1)		(110,935)
Charge-offs		(220,969)
Ending balance - December 31, 2023	$	1,897,887

(1) Included in other expenses on the consolidated statements of earnings

5) Value of Business Acquired, Goodwill and Other Intangible Assets

Information regarding the value of business acquired was as follows:

	December 31,	
	2024	2023
Balance at beginning of year	$ 8,467,613	$ 9,803,736
Value of business acquired	-	-
Imputed interest at 7% included in earnings	558,569(1)	626,666(1)
Amortization included in earnings	(1,466,527(1))	(1,926,668(1))
Shadow amortization included in other comprehensive income	(68,055)	(36,121)
Net amortization	(976,013)	(1,336,123)
Balance at end of year	$ 7,491,600	$ 8,467,613

(1) Included in Amortization of deferred policy and pre-need acquisition costs and value of business acquired on the consolidated statements of earnings

Presuming no additional acquisitions, net amortization charged to income is expected to approximate the following:

2025	$ 867,499
2026	827,016
2027	774,850
2028	713,969
2029	647,332
Thereafter	3,660,934
Total	$ 7,491,600

Actual amortization may vary based on changes in assumptions or experience. As of December 31, 2024, value of business acquired is being amortized over a weighted average life of 6.1 years.

5) Value of Business Acquired, Goodwill and Other Intangible Assets (Continued)

Information regarding goodwill by segment was as follows:

	Life Insurance	Cemetery/ Mortuary	Total
Balance at January 1, 2023:			
Goodwill	$ 2,765,570	$ 2,488,213	$ 5,253,783
Accumulated impairment	-	-	-
Total goodwill, net	2,765,570	2,488,213	5,253,783
Acquisition	-	-	-
Balance at December 31, 2023:			
Goodwill	2,765,570	2,488,213	5,253,783
Accumulated impairment	-	-	-
Total goodwill, net	2,765,570	2,488,213	5,253,783
Acquisition	-	-	-
Balance at December 31, 2024:			
Goodwill	2,765,570	2,488,213	5,253,783
Accumulated impairment	-	-	-
Total goodwill, net	$ 2,765,570	$ 2,488,213	$ 5,253,783

Goodwill is not amortized but is tested annually for impairment. The annual impairment tests resulted in no impairment of goodwill for 2024 and 2023.

5) Value of Business Acquired, Goodwill and Other Intangible Assets (Continued)

The carrying value of the Company's other intangible assets were as follows, which are included in other assets on the consolidated balance sheets:

		December 31,	
	Useful Life	2024	2023
Intangible asset - trade name (1)	15 years	$ 2,100,000	$ 2,100,000
Intangible assets - other (1)	15 years	210,000	210,000
Intangible asset - trade name (2)	15 years	610,000	610,000
Intangible asset - customer lists (2)	15 years	2,290,000	890,000
Less accumulated amortization		(1,131,333)	(807,333)
Balance at end of year		$ 4,078,667	$ 3,002,667

(1) Cemetery/Mortuary Segment

(2) Life Insurance Segment

Amortization expense for 2024 and 2023 was $324,000 and $254,000, respectively, and is amortized over the estimated useful life using the straight-line method. Amortization expense is included in other expenses on the consolidated statements of earnings.

The following table summarizes the Company's estimate of future amortization for the other intangible assets:

2025	$ 347,333
2026	347,333
2027	347,333
2028	347,333
2029	347,333
Thereafter	2,342,002
Total	$ 4,078,667

6) Property and Equipment

Property and equipment is summarized below:

	December 31,		
	2024		2023
Land and buildings	$ 17,194,972	$	16,567,819
Furniture and equipment	15,998,717		16,315,061
	33,193,689		32,882,880
Less accumulated depreciation	(14,146,001)		(13,707,781)
Total	$ 19,047,688	$	19,175,099

Depreciation expense for 2024 and 2023 was $2,383,621 and $2,351,661, respectively. Property and equipment are stated at cost and are depreciated over their estimated useful lives, primarily using the straight-line method. The Company recognized an impairment loss of $122,229 in 2023 on a property held by the life segment. This property was sold in 2024. Impairment losses are included in gains (losses) on the consolidated statements of earnings.

7) Bank and Other Loans Payable

Bank and other loans payable are summarized as follows:

	December 31,		
	2024		2023
3.85% fixed note payable in monthly installments of $243,781 including principal and interest, collateralized by real property with a book value of approximately $60,420,000, due June 2032.	$ 49,174,545	$	50,129,255
3.30% fixed note payable in monthly installments of $179,562 including principal and interest, collateralized by real property with a book value of approximately $42,230,000, due April 2031.	37,632,943		38,478,359
4.7865% fixed interest only note payable in monthly installments, collateralized by real property with a book value of approximately $16,240,000, due June 2028.	9,200,000		9,200,000
1 month SOFR rate plus 2% loan purchase agreement with a warehouse line availability of $100,000,000, expired November 2024 and is no longer needed by the Company.	-		114,518
1 month SOFR rate plus 2.0% loan purchase agreement with a warehouse line availability of $25,000,000, matures August 2025.	2,668,519		-
1 month SOFR rate plus 2.1% loan purchase agreement with a warehouse line availability of $15,000,000, matures June 2025.	7,918,930		7,617,455
Finance lease liabilities	145,167		15,550
Total bank and other loans	106,740,104		105,555,137
Less current installments	(12,559,420)		(9,543,052)
Bank and other loans, excluding current installments	$ 94,180,684	$	96,012,085

7) <u>Bank and Other Loans Payable </u>(Continued)

Sources of Liquidity

<u>Federal Home Loan Bank Membership</u>

The Federal Home Loan Banks ("the FHLBs") are a group of cooperatives that lending institutions use to finance housing and economic development in local communities. The Company is a member of the FHLB based in Des Moines, Iowa and based in Dallas, Texas. As a member of the FHLB, the Company is required to maintain a minimum investment in capital stock of the FHLB and may pledge collateral to the bank for advances of funds to be used in its operations.

Federal Home Loan Bank of Des Moines

As of December 31, 2024, the amount available for borrowings from the FHLB of Des Moines was approximately $41,235,894, compared with $77,324,238 as of December 31, 2023. United States Treasury fixed maturity securities with an estimated fair value of $54,487,812 as of December 31, 2024 have been pledged at the FHLB of Des Moines as collateral for current and potential borrowings compared with $88,400,026 at December 31, 2023. As of December 31, 2024 and 2023, the Company had no outstanding FHLB borrowings. As of December 31, 2024, the Company's total investment in FHLB stock was $479,100 compared with $453,600 as of December 31, 2023. As of December 31, 2024, the Company was contingently liable under standby letters of credit aggregating $9,670,307. These letters of credit are to be used to cover any contingency related to additional risk assessments pertaining to the Company's captive insurance program for $443,758 and for bonding of residential land development for $9,226,549.

Federal Home Loan Bank of Dallas

As of December 31, 2024, the amount available for borrowings from the FHLB of Dallas was approximately $8,342,442, compared with $5,104,610 as of December 31, 2023. Mortgage-Backed fixed maturity securities with an estimated fair value of $9,312,642 as of December 31, 2024 have been pledged at the FHLB of Dallas as collateral for current and potential borrowings compared with $5,503,063 at December 31, 2023. As of December 31, 2024 and 2023, the Company had no outstanding FHLB borrowings. As of December 31, 2024, the Company's total investment in FHLB stock was $1,925,800 compared with $1,826,200 as of December 31, 2023.

<u>Revolving Lines of Credit</u>

The Company has a $5,000,000 revolving line-of-credit with a bank with interest payable at the Prime rate plus 0.75% with a 3% prime floor, secured by the capital stock of Security National Life and maturing May 15, 2025, renewable annually. As of December 31, 2024, the Company was contingently liable under standby letters of credit aggregating $622,293, to be used as collateral for residential subdivision land development and $1,250,000, to be used as collateral for SecurityNational Mortgage's state licensing. The standby letters of credit will draw on the line of credit if necessary. The Company does not expect any material losses to result from the issuance of the standby letters of credit. As of December 31, 2024, there were no amounts outstanding under the revolving line-of-credit.

<u>Debt Covenants for Mortgage Warehouse Lines of Credit</u>

The Company, through its subsidiary SecurityNational Mortgage, has two lines of credit for the purpose of funding mortgage loans.

The Company's agreement with U.S. Bank allows SecurityNational Mortgage to borrow up to $15,000,000. The agreement charges interest at 2.10% plus the greater of (i) 0%, and (ii) the one-month forward-looking term rate based on SOFR and matures on June 20, 2025. The Company is required to comply with covenants for adjusted tangible net worth, unrestricted cash balance, and minimum combined pre-tax income (excluding any changes in the fair value of mortgage servicing rights) of at least $1.00 on a rolling twelve months.

7) Bank and Other Loans Payable (Continued)

The Company's agreement with Western Alliance Bank allows SecurityNational Mortgage to borrow up to $25,000,000. The agreement charges interest at the 1-Month SOFR rate plus 2.0% and matures on August 27, 2025. The Company is required to comply with covenants for adjusted tangible net worth, unrestricted cash balance, and minimum combined pre-tax income of at least $1.00 on a quarterly basis.

The agreements for both warehouse lines of credit include cross default provisions where certain events of default under other of SecurityNational Mortgage's obligations constitute events of default under the warehouse lines of credit. As of December 31, 2024, SecurityNational Mortgage was not in compliance with the net income covenants under its warehouse lines of credit and its operating cash flow covenant for its standby letter of credit with its primary bank. SecurityNational Mortgage has received or is in the process of receiving waivers from the warehouse banks. In the unlikely event SecurityNational Mortgage is required to repay the outstanding advances of approximately $10,587,449 on the warehouse line of credit that has not provided a covenant waiver, SecurityNational Mortgage has sufficient cash and borrowing capacity on the warehouse lines of credit that have provided covenant waivers to fund its origination activities. The Company has done an internal analysis of the funding capacities of both internal and external sources and has determined that there are sufficient funds to continue its business model. The Company continues to negotiate other warehouse lines of credit with other lenders. The Company has performed an internal analysis of its funding capacities of both internal and external sources and has determined that there are sufficient funds to continue its current business model. The Company continues to negotiate other warehouse lines of credit with other lenders.

Debt Covenants for Revolving Lines of Credit and Bank Loans

The Company also has debt covenants on its revolving lines of credit and is required to comply with minimum operating cash flow ratios and minimum net worth for each of its business segments. The Company also has debt covenants for one of its loans on real estate for a minimum consolidated operating cash flow ratio, minimum liquidity, and consolidated net worth. In addition to these financial debt covenants, the Company is required to provide segment specific financial statements and building specific financial statements on all bank loans. As of December 31, 2024, the Company was in compliance with all these debt covenants.

The following tabulation shows the combined maturities of bank and other loans payable:

2025	$ 12,559,420
2026	2,013,541
2027	2,026,749
2028	2,096,945
2029	11,380,242
Thereafter	76,663,207
Total	$106,740,104

Interest expense in 2024 and 2023 was $4,254,100 and $4,865,327, respectively.

8) Cemetery Perpetual Care Trust Investments and Obligation and Restricted Assets

Cemetery Perpetual Care Trust Investments and Obligation

State law requires the Company to pay into endowment care trusts a portion of the proceeds from the sale of certain cemetery property interment rights for cemeteries that have established an endowment care trust. These endowment care trusts are defined as Variable Interest Entities pursuant to GAAP. The Company is the primary beneficiary of these trusts, as it absorbs both the losses and any expenses associated with the trusts. The Company has consolidated cemetery endowment care trust investments with a corresponding amount recorded as Cemetery Perpetual Care Obligation in the accompanying consolidated balance sheets.

The components of the cemetery perpetual care investments and obligation as of December 31, 2024 are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2024:							
Fixed maturity securities, available for sale, at estimated fair value:							
U.S. Treasury securities and obligations of U.S. Government agencies	$	651,428	$	-	$	(2,010)	$	649,418
Obligations of states and political subdivisions		125,194		-		(4,950)		120,244
Total fixed maturity securities available for sale	$	776,622	$	-	$	(6,960)	$	769,662
Equity securities at estimated fair value:							
Common stock:							
Industrial, miscellaneous and all other	$	3,874,522	$	1,271,529	$	(226,007)	$	4,920,044
Total equity securities at estimated fair value	$	3,874,522	$	1,271,529	$	(226,007)	$	4,920,044
Mortgage loans held for investment at amortized cost:							
Residential construction	$	202,600					
Less: Allowance for credit losses		(405)					
Commercial		1,939,269					
Less: Allowance for credit losses		-					
Total mortgage loans held for investment	$	2,141,464					
Cash and cash equivalents	$	1,002,396					
Accrued investment income	$	2,937					
Total cemetery perpetual care trust investments	$	8,836,503					
Cemetery perpetual care obligation	$	(5,642,693)					
Trust investments in excess of trust obligations	$	3,193,810					

8) Cemetery Perpetual Care Trust Investments and Obligation and Restricted Assets (Continued)

The components of the cemetery perpetual care investments and obligation as of December 31, 2023 are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
December 31, 2023:								
Fixed maturity securities, available for sale, at estimated fair value:								
U.S. Treasury securities and obligations of U.S. Government agencies	$	477,797	$	302	$	(574)	$	477,525
Obligations of states and political subdivisions		115,792		-		(5,114)		110,678
Corporate securities including public utilities		53,672		-		(171)		53,501
Total fixed maturity securities available for sale	$	647,261	$	302	$	(5,859)	$	641,704
Equity securities at estimated fair value:								
Common stock:								
Industrial, miscellaneous and all other	$	3,614,392	$	859,680	$	(146,771)	$	4,327,301
Total equity securities at estimated fair value	$	3,614,392	$	859,680	$	(146,771)	$	4,327,301
Mortgage loans held for investment at amortized cost:								
Residential construction	$	247,360						
Less: Allowance for credit losses		(495)						
Total mortgage loans held for investment	$	246,865						
Cash and cash equivalents	$	2,867,047						
Total cemetery perpetual care trust investments	$	8,082,917						
Cemetery perpetual care obligation	$	(5,326,196)						
Trust investments in excess of trust obligations	$	2,756,721						

Fixed Maturity Securities

The table below summarizes unrealized losses on fixed maturity securities available for sale that were carried at estimated fair value as of December 31, 2024 and 2023. The unrealized losses were primarily related to interest rate fluctuations. The tables set forth unrealized losses by duration with the fair value of the related fixed maturity securities:

	Unrealized Losses for Less than Twelve Months		Fair Value		Unrealized Losses for More than Twelve Months		Fair Value		Total Unrealized Loss		Fair Value	
At December 31, 2024												
U.S. Treasury securities and obligations of U.S. Government agencies	$	2,010	$	649,419	$	-	$	-	$	2,010	$	649,419
Obligations of states and political subdivisions		4,950		120,243		-		-		4,950		120,243
Total unrealized losses	$	6,960	$	769,662	$	-	$	-	$	6,960	$	769,662
At December 31, 2023												
U.S. Treasury securities and obligations of U.S. Government agencies	$	574	$	143,448	$	-	$	-	$	574	$	143,448
Obligations of states and political subdivisions		-		-		5,114		110,678		5,114		110,678
Corporate securities including public utilities		-		-		171		53,501		171		53,501
Total unrealized losses	$	574	$	143,448	$	5,285	$	164,179	$	5,859	$	307,627

8) Cemetery Perpetual Care Trust Investments and Obligation and Restricted Assets (Continued)

Relevant holdings were comprised of four securities with fair values aggregating 99.1% of aggregate amortized cost as of December 31, 2024. There were four securities with fair values aggregating 98.1% of aggregate amortized cost as of December 31, 2023. No credit losses have been recognized for 2024 and 2023, since the increase in unrealized losses is primarily a result of increases in interest rates. See Note 2 for additional information regarding the Company's evaluation of the allowance for credit losses for fixed maturity securities available for sale.

The table below presents the amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2024, by contractual maturity. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in 1 year	$ 503,125	$ 501,375
Due in 2-5 years	221,021	216,687
Due in 5-10 years	52,476	51,600
Due in more than 10 years	-	-
Total	$ 776,622	$ 769,662

8) Cemetery Perpetual Care Trust Investments and Obligation and Restricted Assets (Continued)

Restricted Assets

The Company has also established certain restricted assets to provide for future merchandise and service obligations incurred in connection with its pre-need sales for its cemetery and mortuary segment.

Restricted cash also represents escrows held for borrowers and investors under servicing and appraisal agreements relating to mortgage loans, funds held by warehouse banks in accordance with loan purchase agreements and funds held in escrow for certain real estate construction development projects. Additionally, the Company elected to maintain its medical benefit fund without change from the prior year and has included this amount as a component of restricted cash. These restricted cash items are for the Company's life insurance and mortgage segments.

Restricted assets as of December 31, 2024 are summarized as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2024:							
Fixed maturity securities, available for sale, at estimated fair value:							
U.S. Treasury securities and obligations of U.S. Government agencies	$	1,741,029	$	2,256	$	(1,511)	$	1,741,774
Obligations of states and political subdivisions		471,217		180		(4,223)		467,174
Corporate securities including public utilities		144,616		32		(2,227)		142,421
Total fixed maturity securities available for sale	$	2,356,862	$	2,468	$	(7,961)	$	2,351,369
Equity securities at estimated fair value:							
Common stock:							
Industrial, miscellaneous and all other	$	8,547,709	$	1,914,309	$	(489,852)	$	9,972,166
Total equity securities at estimated fair value	$	8,547,709	$	1,914,309	$	(489,852)	$	9,972,166
Mortgage loans held for investment at amortized cost:							
Residential construction	$	985,806					
Less: Allowance for credit losses		(1,972)					
Total mortgage loans held for investment	$	983,834					
Other investments	$	1,939,269					
Cash and cash equivalents (1)	$	8,553,803					
Accrued investment income	$	6,395					
Total restricted assets	$	23,806,836					

---

(1) Including cash and cash equivalents of $7,657,958 for the life insurance and mortgage segments.

8) <u>Cemetery Perpetual Care Trust Investments and Obligation and Restricted Assets</u> (Continued)

Restricted assets as of December 31, 2023 are summarized as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
December 31, 2023:								
Fixed maturity securities, available for sale, at estimated fair value:								
U.S. Treasury securities and obligations of U.S. Government agencies	$	932,737	$	1,433	$	(1,000)	$	933,170
Obligations of states and political subdivisions		652,770		305		(4,542)		648,533
Corporate securities including public utilities		274,688		209		(2,740)		272,157
Total fixed maturity securities available for sale	$	1,860,195	$	1,947	$	(8,282)	$	1,853,860
Equity securities at estimated fair value:								
Common stock:								
Industrial, miscellaneous and all other	$	6,516,044	$	1,117,155	$	(247,996)	$	7,385,203
Total equity securities at estimated fair value	$	6,516,044	$	1,117,155	$	(247,996)	$	7,385,203
Mortgage loans held for investment at amortized cost:								
Residential construction	$	676,572						
Less: Allowance for credit losses		(1,353)						
Total mortgage loans held for investment	$	675,219						
Cash and cash equivalents (1)	$	10,114,694						
Total restricted assets	$	20,028,976						

(1) Including cash and cash equivalents of $6,930,933 for the life insurance and mortgage segments.

A surplus note receivable in the amount of $4,000,000 at December 31, 2024 and 2023, from Security National Life, was eliminated in consolidation.

<u>Fixed Maturity Securities</u>

The table below summarizes unrealized losses on fixed maturity securities available for sale that were carried at estimated fair value as of December 31, 2024 and 2023. The unrealized losses were primarily related to interest rate fluctuations. The tables set forth unrealized losses by duration with the fair value of the related fixed maturity securities.

	Unrealized Losses for Less than Twelve Months		Fair Value		Unrealized Losses for More than Twelve Months		Fair Value		Total Unrealized Loss		Fair Value	
At December 31, 2024												
U.S. Treasury securities and obligations of U.S. Government agencies	$	1,511	$	558,707	$	-	$	-	$	1,511	$	558,707
Obligations of states and political subdivisions		2,004		237,636		2,219		129,358		4,223		366,994
Corporate securities including public utilities		1,316		51,685		911		65,704		2,227		117,389
Total unrealized losses	$	4,831	$	848,028	$	3,130	$	195,062	$	7,961	$ 1,043,090	
At December 31, 2023												
U.S. Treasury securities and obligations of U.S. Government agencies	$	1,000	$	249,877	$	-	$	-	$	1,000	$	249,877
Obligations of states and political subdivisions		-		-		4,542		451,985		4,542		451,985
Corporate securities including public utilities		-		-		2,740		221,334		2,740		221,334
Total unrealized losses	$	1,000	$	249,877	$	7,282	$	673,319	$	8,282	$	923,196

8) <u>Cemetery Perpetual Care Trust Investments and Obligation and Restricted Assets</u> (Continued)

Relevant holdings were comprised of 15 securities with fair values aggregating 99.2% of aggregate amortized cost as of December 31, 2024. Relevant holdings were comprised of 12 securities with fair values aggregating of 99.1% of aggregate amortized cost at December 31, 2023. No credit losses have been recognized for 2024 and 2023, since the increase in unrealized losses is primarily a result of increases in interest rates. See Note 3 for additional information regarding the Company's evaluation of the allowance for credit losses for fixed maturity securities available for sale.

The table below presents the amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2024, by contractual maturity. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Estimated Fair Value	
Due in 1 year	$	1,539,890	$	1,539,487
Due in 2-5 years		308,335		307,820
Due in 5-10 years		100,606		100,648
Due in more than 10 years		408,031		403,414
Total	$	2,356,862	$	2,351,369

See Notes 1, 2 and 17 for additional information regarding restricted assets and cemetery perpetual care trust investments.

9) Income Taxes

The Company's income tax liability is summarized as follows:

	December 31,		
	2024		2023
Current	$ (725,175)	$	246,437
Deferred	13,804,432		13,506,544
Total	$ 13,079,257	$	13,752,981

The significant components of the Company's deferred tax assets and liabilities are approximately as follows:

	December 31,		
	2024		2023
Assets			
Future policy benefits	$ 15,144,640	$	14,902,816
Loan loss reserve and allowances	1,395,203		1,908,243
Unearned premium	422,453		534,203
Net operating loss	1,245,888		1,050,770
Deferred compensation	2,033,686		2,138,385
Tax on unrealized appreciation	-		491,271
Total deferred tax assets	20,241,870		21,025,688
Liabilities			
Deferred policy acquisition costs	19,104,454		18,478,562
Basis difference in property, equipment and real estate	8,973,198		11,054,092
Value of business acquired	1,573,236		1,778,199
Deferred gains	1,365,803		1,308,365
Trusts	1,064,387		1,064,387
Intangibles	717,336		516,210
Other	534,311		332,417
Tax on unrealized appreciaton	713,577		-
Total deferred tax liabilities	34,046,302		34,532,232
Net deferred tax liability	$ 13,804,432	$	13,506,544

Prior period amounts have been adjusted to conform to the current period presentation.

9) Income Taxes (Continued)

The Company's income tax expense is summarized as follows:

		December 31,		
		2024		2023
Current				
Federal	$	7,182,377	$	4,091,306
State		73,654		209,537
		7,256,031		4,300,843
Deferred				
Federal		189,698		(2,139,124)
State		122,273		(356,365)
		311,971		(2,495,489)
Total	$	7,568,002	$	1,805,354

The reconciliation of income tax expense at the U.S. federal statutory rates is as follows:

		December 31,		
		2024		2023
Computed expense at statutory rate	$	7,161,792	$	3,423,086
State tax expense (benefit), net of federal tax benefit		154,782		(115,994)
Change in valuation allowance		-		(1,506,144)
Other, net		251,428		4,406
Income tax expense	$	7,568,002	$	1,805,354

The Company's overall effective tax rate for 2024 and 2023 was 22.2% and 11.1% respectively. The Company's effective tax rates differ from the U.S. federal statutory rate of 21% partially due to its provision for state income taxes. The increase in the effective tax rate when compared to the prior year is partially due to the prior period reducing the valuation allowance related to Kilpatrick Life Insurance Company to zero and no valuation allowance adjustment in the current period.

As of December 31, 2024, the Company had no significant unrecognized tax benefits. As of December 31, 2024, the Company does not expect any material changes to the estimated amount of unrecognized tax benefits in the next twelve months. Federal and state income tax returns for 2021 through 2024 are subject to examination by taxing authorities.

Net Operating Losses and Tax Credit Carryforwards:

Year of Expiration		
2025	$	-
2026		-
2027		-
2028		-
2029		-
Thereafter up through 2037		735,671
Indefinite carryforwards		2,436,242
	$	3,171,913

10) Reinsurance, Commitments and Contingencies

Reinsurance

The Company follows the procedure of reinsuring risks of more than a specified limit, which ranges from $25,000 to $100,000 on newly issued policies. The Company has also assumed various reinsurance agreements through acquisition of various life companies and has assets held in trust related to certain agreements. The Company is ultimately liable for these reinsured amounts in the event such reinsurers are unable to pay their portion of the claims. The Company evaluates the financial condition of reinsurers and monitors the concentration of credit risk. The Company had a significant concentration of credit risk with a single reinsurer of 94.4% and 94.0% of ceded life insurance in force as of December 31, 2024 and 2023, respectively. This represented approximately 7.8% and 8.8% of the Company's total life insurance in force as of December 31, 2024 and 2023, respectively.

The Company's life insurance in force and premiums for reinsurance are summarized as follows:

	Direct Amount		Ceded to Other Companies		Assumed from Other Companies		Net Amount		Percentage of Amount Assumed to Net
2024									
Life Insurance in force ($000)	$	3,914,583	$	325,189	$	33,088	$	3,622,482	0.9%
Premiums:									
Life Insurance	$	121,392,765	$	2,142,678	$	217,701	$	119,467,788	0.2%
Accident and Health Insurance		187,949		-		8		187,957	0.0%
Total premiums	$	121,580,714	$	2,142,678	$	217,709	$	119,655,745	0.2%
2023									
Life Insurance in force ($000)	$	3,517,812	$	333,211	$	34,742	$	3,219,343	1.1%
Premiums:									
Life Insurance	$	116,141,852	$	1,938,610	$	239,744	$	114,442,986	0.2%
Accident and Health Insurance		215,442		-		8		215,450	0.0%
Total premiums	$	116,357,294	$	1,938,610	$	239,752	$	114,658,436	0.2%

Mortgage Loan Loss Settlements

Future loan losses can be extremely difficult to estimate. However, the Company believes that the Company's reserve methodology and its current practice of property preservation allow it to estimate potential losses on loans sold. See Note 3 for additional information about the Company's loan loss reserve.

Non-Cancelable Leases

The Company leases office space and equipment under various non-cancelable agreements. See Note 23 regarding leases.

10) Reinsurance, Commitments and Contingencies (Continued)

Other Contingencies and Commitments

The Company has commitments to fund existing construction and land development loans pursuant to the various loan agreements. As of December 31, 2024, the Company's commitments were approximately $216,368,000 for these loans, of which $152,361,000 had been funded. The Company advances funds in accordance with the loan agreements once the work has been completed and an independent inspection is made. The maximum loan commitment ranges between 50% and 80% of appraised value. The Company receives fees and interest for these loans and the interest rate is generally fixed at 5.25% to 8.50% per annum. Maturities range between six and eighteen months.

The Company belongs to a captive insurance group ("the captive group") for certain casualty insurance, worker compensation and general liability programs. The captive group maintains insurance reserves relative to these programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the insurance liabilities and related reserves, the captive group considers several factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required from the Company and its members. The estimation process contains uncertainty since captive insurance management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date.

The Company is a defendant in various other legal actions arising from the normal conduct of business. The Company believes that none of the actions, if adversely determined, will have a material effect on the Company's financial position or results of operations. Based on the Company's assessment and legal counsel's representations concerning the likelihood of unfavorable outcomes, no amounts have been accrued for the above claims in the consolidated financial statements. The Company is not a party to any other material legal proceedings outside the ordinary course of business or to any other legal proceedings, which, if adversely determined, would have a material adverse effect on its financial condition or results of operations.

11) <u>Retirement Plans</u>

The Company has three 401(k) savings plans covering all eligible employees which include employer participation in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plans allow participants to make pretax contributions up to a maximum of $23,000 and $22,500 for the years 2024 and 2023, respectively or the statutory limits. The Company matched 100% of up to 3% of an employee's total annual compensation and matched 50% of 4% to 5% of an employee's annual compensation. The match was in Company stock. The Company's contribution for 2024 and 2023 was $768,288 and $1,819,275, respectively under the plan.

The Company has a Non-Qualified Deferred Compensation Plan. Under the terms of the Plan, the Company will provide deferred compensation for a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. The Board has appointed a Committee of the Company to be the Plan Administrator and to determine the employees who are eligible to participate in the plan. The employees who participate may elect to defer a portion of their compensation into the plan. The Company may contribute into the plan at the discretion of the Company's Board of Directors. The Company did not make any contributions for 2024 and 2023.

In June 2024, the Board members approved a motion to extend the Chief Executive Officer's employment agreement, dated December 4, 2012, for an additional six-year term ending December 31, 2030. In the event of disability, the Chief Executive Officer's salary would be continued for up to five years at 75% of its current level of compensation. In the event of a sale or merger of the Company and the Chief Executive Officer is not retained in his current position, the Company would be obligated to continue paying the Chief Executive Officer's current compensation and benefits for seven years following the merger or sale. The agreement further provides that the Chief Executive Officer is entitled to receive annual retirement benefits beginning (i) one month from the date of his retirement (to commence no sooner than age 65), (ii) five years following complete disability, or (iii) upon termination of his employment without cause. These retirement benefits are to be paid for a period of twenty years in annual installments in the amount equal to 75% of his then current level of compensation. If the Chief Executive Officer dies prior to receiving all retirement benefits thereunder, the remaining benefits are to be paid to his heirs. The Company adjusted the accrual by $340,557 and nil during 2024 and 2023, respectively, to cover the present value of anticipated retirement benefits under the employment agreement. The liability accrued was $7,215,806 and $7,556,363 as of December 31, 2024 and 2023, respectively.

The Company also has an employment agreement with its former Vice President of Mortgage Operations and President of SecurityNational Mortgage, who retired from the Company on December 31, 2015. Under the terms of the employment agreement, this individual is entitled to receive retirement benefits from the Company for a period of ten years in an amount equal to 50% of his rate of compensation at the time of his retirement, which was $267,685 for the year ended December 31, 2015. If this individual dies prior to receiving all his retirement benefits under his employment agreement, the remaining benefits will be made to his heirs. The company has paid monthly installments that equal an annual payment of $133,843 to this individual each year since 2016. The liability accrued was $133,843 and $267,686 as of December 31, 2024 and 2023, respectively and is included in other liabilities and accrued expenses on the consolidated balance sheets.

12) Capital Stock

The Company has one class of preferred stock of $1.00 par value, 5,000,000 shares authorized, of which none are issued. The preferred stock is non-voting.

The Company has two classes of common stock with shares outstanding, Class A common shares and Class C common shares. Class C shares have 10 votes per share on all matters except for the election of one third of the directors who are elected solely by the Class A shares. Class C shares are convertible into Class A shares at any time on a one-to-one ratio.

Stockholders of both Class A and Class C Common Stock have received 5% stock dividends in the years 1990 through 2019, a 7.5% stock dividend in the year 2020, and a 5% stock dividend in the years 2021 through 2024, as authorized by the Company's Board of Directors.

The Company has Class B common stock of $1.00 par value, 5,000,000 shares authorized, of which none are issued. Class B shares are non-voting stock except to any proposed amendment to the Articles of Incorporation which would affect Class B common stock.

The following table summarizes the activity in shares of capital stock.

	Class A	Class C
Outstanding shares at December 31, 2022 (1)	20,712,892	3,180,031
Exercise of stock options	279,177	-
Vesting of restricted stock units	1,215	-
Conversion of Class C to Class A	59,599	(59,599)
Outstanding shares at December 31, 2023 (1)	21,052,883	3,120,432
Exercise of stock options	200,072	201,667
Vesting of restricted stock units	1,785	-
Conversion of Class C to Class A	266	(266)
Outstanding shares at December 31, 2024	21,255,006	3,321,833

(1) Adjusted retroactively for the effect of annual stock dividends

12) Capital Stock (Continued)

Earnings per share amounts have been retroactively adjusted for the effect of annual stock dividends. In accordance with GAAP, the basic and diluted earnings per share amounts were calculated as follows:

	Years Ended December 31,	
	2024	2023
Numerator:		
Net earnings	$ 26,535,768	$ 14,495,058
Denominator:		
Denominator for basic earnings per share-weighted-average shares	23,314,643	23,189,418
Effect of dilutive securities		
Employee stock options	660,835	623,906
Unvested restricted stock units	30	-
Dilutive potential common shares	660,865	623,906
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	23,975,508	23,813,324
Basic earnings per share	$ 1.14	$ 0.63
Diluted earnings per share	$ 1.11	$ 0.61

For 2024 and 2023, there were 363,700 and nil of anti-dilutive employee stock option shares, respectively, that were not included in the computation of diluted net earnings per common share as their effect would be anti-dilutive. Basic and diluted earnings per share amounts are the same for each class of common stock.

13) Stock Compensation Plans

The Company has equity incentive plans (the "2013 Plan", the "2014 Director Plan" and the "2022 Plan").

Stock Options

Stock based compensation expense for stock options issued of $794,654 and $601,058 has been recognized under these plans for 2024 and 2023, respectively, and is included in personnel expenses on the consolidated statements of earnings. As of December 31, 2024, the total unrecognized compensation expense related to the stock options issued was $1,096,891, which is expected to be recognized over the remaining vesting period.

The fair value of each stock option granted is estimated on the date of grant using the Black Scholes Option Pricing Model. The Company estimates the expected life of the options using the simplified method. Future volatility is estimated based upon the weighted historical volatility of the Company's Class A Common Stock over a period equal to the expected life of the options. The risk-free interest rate for the expected life of the options is based upon the Federal Reserve Board's daily interest rates in effect at the time of the grant.

The following table summarizes the assumptions used in estimating the fair value of each stock option granted along with the weighted-average fair value of the stock options granted.

| | | | Assumptions | | | | |
Grant Date	Plan	Weighted-Average Fair Value of Each Option	Expected Dividend Yield (1)	Underlying stock FMV	Weighted-Average Volatility	Weighted-Average Risk-Free Interest Rate	Weighted-Average Expected Life (years)
December 26, 2024	All Plans	$ 3.01	5%	$ 11.87	38.41%	4.38%	5.31
December 6, 2024	All Plans	$ 3.17	5%	$ 13.08	38.17%	4.00%	5.12
January 12, 2024	All Plans	$ 2.01	5%	$ 8.35	37.51%	3.81%	5.31
January 8, 2024	All Plans	$ 2.16	5%	$ 8.93	37.50%	3.93%	5.31
December 1, 2023	All Plans	$ 1.88	5%	$ 7.99	36.76%	4.14%	4.90
January 30, 2023	All Plans	$ 1.65	5%	$ 7.10	36.73%	3.64%	5.31
January 18, 2023	All Plans	$ 1.70	5%	$ 7.37	36.79%	3.40%	5.31

(1) Stock dividend

13) Stock Compensation Plans (Continued)

The activity of the stock option plans is summarized as follows:

	Number of Class A Shares	Weighted Average Exercise Price (2)	Number of Class C Shares	Weighted Average Exercise Price (2)
Outstanding at January 1, 2023	976,605	$ 4.33	1,157,203	$ 5.04
Adjustment for the effect of stock dividends	38,266		57,859	
Granted	106,500		305,000	
Exercised	(286,965)		-	
Cancelled	(836)		-	
Outstanding at December 31, 2023	833,570	$ 4.91	1,520,062	$ 5.57
Adjustment for the effect of stock dividends	38,724		76,005	
Granted	59,200		330,000	
Exercised	(267,491)		(201,667)	
Cancelled	(17,409)		-	
Outstanding at December 31, 2024	646,594	$ 5.93	1,724,400	$ 7.23
Exercisable at end of year	599,769	$ 5.42	1,394,400	$ 5.82
Available options for future grant	79,281		146,238	
Weighted average contractual term of options outstanding at December 31, 2024	5.55 years		6.71 years	
Weighted average contractual term of options exercisable at December 31, 2024	5.36 years		6.05 years	
Aggregated intrinsic value of options outstanding at December 31, 2024 (1)	$ 3,944,715		$ 8,269,398	
Aggregated intrinsic value of options exercisable at December 31, 2024 (1)	$ 3,962,435		$ 8,652,316	

(1) The Company used a stock price of $12.03 as of December 31, 2024 to derive intrinsic value.
(2) Adjusted for the effect of annual stock dividends.

The total intrinsic value (which is the amount by which the fair value of the underlying stock exceeds the exercise price of an option on the exercise date) of stock options exercised during 2024 and 2023 was $3,104,163 and $657,354, respectively.

13) <u>Stock Compensation Plans</u> (Continued)

Restricted Stock Units ("RSUs")

Stock based compensation expense for RSUs issued of $6,166 and $304 has been recognized under these plans for the 2024 and 2023, respectively, and is included in personnel expenses on the consolidated statements of earnings. As of December 31, 2024, the total unrecognized compensation expense related to the RSUs issued was $37,299, which is expected to be recognized over the remaining vesting period.

The activity of the RSUs is summarized as follows:

	Number of Class A Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2023	1,620	$ 6.48
Granted	1,840	
Vested	(1,215)	
Non-vested at December 31, 2023	2,245	$ 7.72
Granted	12,353	
Vested	(1,785)	
Non-vested at December 31, 2024	12,813	$ 12.90
Available RSUs for future grant	4,187	

14) <u>Statutory Financial Information and Dividend Limitations</u>

The Company's insurance subsidiaries are also required to prepare statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. The prescribed statutory accounting practices include the Accounting Practices and Procedures Manual of the NAIC, a variety of publications of the NAIC, as well as state laws, regulations, and general administrative rules. Statutory accounting practices differ from GAAP primarily since they require expensing policy acquisition and certain sales inducement costs as incurred, establishing life insurance reserves based on different actuarial assumptions, applying different valuing methods for certain investments and accounting for deferred taxes on a different basis.

The statutory net income and capital and surplus of the Company's insurance subsidiaries, determined in accordance with statutory accounting practices prescribed by insurance regulatory authorities are as follows:

| | Statutory Net Income Years Ended December 31, | | Statutory Capital and Surplus December 31, | |
	2024	2023	2024	2023
Amounts by insurance subsidiary:				
Security National Life Insurance Company	$ 9,618,883	$ 7,419,511	$ 87,559,495	$ 76,330,794
Kilpatrick Life Insurance Company	2,749,370	2,967,779	21,419,520	20,535,591
First Guaranty Insurance Company	1,336,977	958,497	9,140,283	8,427,355
Southern Security Life Insurance Company, Inc.	24	35	1,584,583	1,578,322
Trans-Western Life Insurance Company	41	15	512,612	512,570
Total	$ 13,705,295	$ 11,345,837	$ 120,216,493	$ 107,384,632

State Insurance Departments impose minimum risk-based capital ("RBC") requirements that were developed by the NAIC on insurance enterprises. The formulas for determining the RBC specify various factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio (the Ratio) of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The life insurance subsidiaries each have a ratio that is greater than the first level of regulatory action as of December 31, 2024. The Company does not have any guarantees to maintain the capital and surplus of any affiliates except for the Company's agreement to provide additional capital to Security National Life Insurance Company in the event risk-based capital drops below 350% of the authorized control level.

Generally, the net assets of the life insurance subsidiaries available for transfer to the Company are limited to the amounts of the life insurance subsidiaries net assets, as determined in accordance with statutory accounting practices, that exceed minimum statutory capital requirements. Additional requirements must be met depending on the state, and payments of such amounts as dividends are subject to approval by regulatory authorities.

14. Statutory Financial Information and Dividend Limitations (Continued)

Under the Utah Insurance Code, Security National Life Insurance Company is permitted to pay stockholder dividends, or otherwise make distributions, to the Company subject to certain limitations. Security National Life Insurance Company must ensure that its surplus held for policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs after payment of any such dividend or distribution. Furthermore, where any dividend or distribution, together with all other dividends and distributions made within the preceding 12 months, exceeds the lesser of (i) 10% of its surplus held for policyholders as of the next preceding December 31; or (ii) its net gain from operations, not including realized capital gains, for the 12-month period ending the next preceding December 31, such dividend or distribution constitutes "extraordinary" under Utah law and Security National Life Insurance Company would be required to file notice of its intention to declare such a dividend or make such a distribution with the Utah Commissioner and the Utah Commissioner must either approve the distribution or dividend or not disapprove the dividend or distribution within 30 days' of the notice filing. Based on Security National Life Insurance Company's surplus held for policyholders and net gain from operations as of December 31, 2024, the maximum aggregate amount of dividends and distributions that it could pay or make in 2024 and which would not constitute an "extraordinary" dividend or distribution under Utah law and would therefore not require notice and approval or lack of disproval from the Utah Commissioner, would be approximately $7,358,000.

Under the Louisiana Insurance Code, First Guaranty Insurance Company and Kilpatrick Life Insurance Company are permitted to pay stockholder dividends, or otherwise make distributions, to the Company subject to certain limitations. First Guaranty Insurance Company and Kilpatrick Life Insurance Company must ensure that its surplus held for policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs after payment of any such dividend or distribution. Furthermore, where any dividend or distribution, together with all other dividends and distributions made within the preceding 12 months, exceeds the lesser of (i) 10% of its surplus held for policyholders as of the next preceding December 31; or (ii) its net gain from operations, not including realized capital gains, for the 12-month period ending the next preceding December 31, such dividend or distribution constitutes "extraordinary" under Louisiana law and First Guaranty Insurance Company and Kilpatrick Life Insurance Company would be required to file notice of its intention to declare such a dividend or make such a distribution with the Louisiana Commissioner and the Louisiana Commissioner must either approve the distribution or dividend or not disapprove the dividend or distribution within 30 days' of the notice filing. Based on First Guaranty Insurance Company's and Kilpatrick Life Insurance Company's surplus held for policyholders and net gain from operations as of December 31, 2024, the maximum aggregate amount of dividends and distributions that it could pay or make in 2024 and which would not constitute an "extraordinary" dividend or distribution under Louisiana law and would therefore not require notice and approval or lack of disproval from the Louisiana Commissioner, would be approximately $742,000 for First Guaranty Insurance Company and $1,974,000 for Kilpatrick Life Insurance Company.

15) Business Segment Information

See Note 1 regarding the adoption of ASU 2023-07.

Description of Products and Services by Segment

The Company has three operating and reportable business segments: life insurance, cemetery and mortuary, and mortgage. The Company's life insurance segment's revenue consists of life insurance premiums, fees earned on factored life insurance policies and net investment income derived from investing policyholder and surplus funds. Its expenses include operating expenses to collect insurance premiums and insurance policy receivables, administer claims, and commissions related to the sale of insurance products sold by the Company's independent agency force. The Company's cemetery and mortuary segment's revenue consists of fees from the sale of at-need cemetery and mortuary merchandise, services at its mortuaries and cemeteries, pre-need sales of cemetery spaces after collection of 10% or more of the purchase price and the net investment income from investing surplus cash. Its expenses include operating expenses to maintain mortuary and cemetery operations and commissions related to the sale of insurance products sold by the Company's agents. The Company's mortgage segment's revenue consists of residential mortgage origination fee income and mortgage interest income. Its expenses include normal operating expenses related to the origination and sale of residential mortgage loans, loan servicing and warehouse interest and fee expenses.

Services and Cost Sharing Policies

The accounting policies of the Company's operating and reportable segments are the same as those described in the Significant Accounting Principles. Intersegment revenues are recorded at cost plus an agreed upon intercompany profit and are eliminated upon consolidation. In addition to revenues, the reportable segments share in business services and costs including personnel expenses, rent, information technology, software, interest expense, and other similar operating costs. These shared services and costs are allocated between the segments using prevailing market rates and other agreed upon allocation methods.

Factors Management Used to Identify the Company's Operating and Reportable Segments

The Company's operating and reportable segments are business units that are managed separately due to the different products provided and the need to report separately to the various regulatory jurisdictions.

Chief Operating Decision Maker ("CODM")

The Company's CODM is the Chief Executive Officer. The following table summarizes significant segment expenses. The significant expenses are based on the information that the CODM is regularly provided to assess segment performance. The CODM reviews the regularly provided information for each segment monthly and gives added emphasis on month over month and year over year comparative results. The CODM considers these comparative results when making decisions about the allocation of the Company's resources to each segment. The measure of segment profit or loss for the Company's three operating and reportable business segments is net earnings.

15) Business Segment Information (Continued)

	Year Ended December 31, 2024			
	Life Insurance	Cemetery/ Mortuary	Mortgage	Total
Revenues:				
From external sources:				
Revenue from external customers	$ 119,655,745	$ 29,037,173	$ 107,558,640	$ 256,251,558
Net investment income	68,254,989	2,568,511	901,749	71,725,249
Gains (losses) on investments and other assets	2,054,994	873,166	(986,262)	1,941,898
Other revenues	1,563,812	543,354	2,496,797	4,603,963
Intersegment revenues	7,272,110	340,933	573,449	8,186,492
Total segment revenues	198,801,650	33,363,137	110,544,373	342,709,160
Elimination of intersegment revenues				(8,186,492)
Total consolidated revenues				334,522,668
Less:				
Death benefits	58,116,837	-	-	
Surrenders and other policy benefits	4,584,763	-	-	
Increase in future policy benefits	36,253,859	-	-	
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	15,162,995	777,376	-	
Selling, general and administrative expenses:				
Commissions	3,809,118	1,564,426	41,599,365	
Personnel	30,396,560	10,215,565	44,472,677	
Advertising	466,821	568,597	2,079,702	
Rent and rent related	434,604	158,950	4,553,515	
Depreciation on property and equipment	923,365	830,855	629,401	
Cost related to funding mortgage loans	-	-	6,134,709	
Data processing and IT related (1)	847,845	240,946	3,453,741	
Premium taxes on insurance premiums and other considerations (1)	3,067,467	-	-	
Other segment items (1)(2)	8,640,857	4,975,269	6,401,085	
Intersegment expenses (3)	913,279	365,635	6,907,578	
Interest expense	3,727,514	827	525,759	
Costs of goods and services sold-mortuaries and cemeteries	-	4,803,528	-	
Income tax expense (benefit)	6,604,520	2,227,353	(1,263,871)	
Segment net earnings (loss)	24,851,246	6,633,810	(4,949,288)	26,535,768
Net earnings				$ 26,535,768
Segment assets	$ 1,396,093,195	$ 101,524,343	$ 85,174,812	$ 1,582,792,350
Elimination of intersegment assets				(92,985,136)
Total consolidated assets				$ 1,489,807,214
Expenditures for long-lived assets	$ 52,414,507	$ 2,185,269	$ 219,054	$ 54,818,830

(1) Included in other expenses on the consolidated statements of earnings. Data processing and IT related expenses includes various software subscriptions, maintenance, consulting, support and storage fees.

(2) For each reportable segment, other segment items includes:

    Life Insurance - bad debt, insurance expenses, professional service expenses, state insurance department fees, amortization of intangible assets, and certain overhead expenses.

    Cemetery/Mortuary - bad debt, insurance expenses, professional service expenses, maintenance and utility expenses, property taxes, amortization of intangible assets, and certain overhead expenses.

    Mortgage - bad debt, insurance expenses, professional service expenses, business license and registration fees, dues and subscriptions, amortization expense of mortgage servicing rights, and certain overhead expenses.

(3) For each reportable segment, intersegment expenses includes:

    Life Insurance - mortgage servicing fees and interest expense.

    Cemetery/Mortuary - rent expense, data processing and IT related expenses, and interest expense.

    Mortgage - rent expense and interest expense.

15) Business Segment Information (Continued)

		Year Ended December 31, 2023		
	Life Insurance	Cemetery/ Mortuary	Mortgage	Total
Revenues:				
From external sources:				
Revenue from external customers	$ 114,735,304	$ 27,864,811	$ 98,071,104	$ 240,671,219
Net investment income	67,811,926	2,951,577	1,579,544	72,343,047
Gains (losses) on investments and other assets	962,824	717,312	157,206	1,837,342
Other revenues	1,666,020	404,256	1,575,606	3,645,882
Intersegment revenues	8,203,306	340,001	531,406	9,074,713
Total segment revenues	193,379,380	32,277,957	101,914,866	327,572,203
Elimination of intersegment revenues				(9,074,713)
Total consolidated revenues				318,497,490
Less:				
Death benefits	61,390,517	-	-	
Surrenders and other policy benefits	4,612,346	-	-	
Increase in future policy benefits	34,008,997	-	-	
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	17,485,699	538,639	-	
Selling, general and administrative expenses:				
Commissions	3,963,185	1,777,071	34,189,300	
Personnel	26,769,211	9,722,659	46,649,889	
Advertising	638,071	663,113	2,409,261	
Rent and rent related	414,564	159,877	6,282,696	
Depreciation on property and equipment	880,116	812,641	658,904	
Cost related to funding mortgage loans	-	-	6,440,439	
Data processing and IT related (1)	1,007,023	227,599	4,107,542	
Premium taxes on insurance premiums and other considerations (1)	2,939,828	-	-	
Other segment items (1)(2)	9,045,037	4,733,721	9,998,106	
Intersegment expenses (3)	871,407	391,316	7,811,990	
Interest expense	4,081,348	955	783,024	
Costs of goods and services sold-mortuaries and cemeteries	-	4,805,700	-	
Income tax expense (benefit)	3,655,148	2,131,289	(3,981,083)	
Segment net earnings (loss)	21,616,883	6,313,377	(13,435,202)	14,495,058
Net earnings				$ 14,495,058
Segment assets	$ 1,329,049,024	$ 97,547,937	$ 97,018,754	$ 1,523,615,715
Elimination of intersegment assets				(93,063,440)
Total consolidated assets				$ 1,430,552,275
Expenditures for long-lived assets	$ 23,010,579	$ 856,716	$ 137,246	$ 24,004,541

(1) Included in other expenses on the consolidated statements of earnings. Data processing and IT related expenses includes various software subscriptions, maintenance, consulting, support and storage fees.

(2) For each reportable segment, other segment items includes:

Life Insurance - bad debt, insurance expenses, professional service expenses, state insurance department fees, amortization of intangible assets, and certain overhead expenses.

Cemetery/Mortuary - bad debt, insurance expenses, professional service expenses, maintenance and utility expenses, property taxes, amortization of intangible assets, and certain overhead expenses.

Mortgage - bad debt, insurance expenses, professional service expenses, business license and registration fees, dues and subscriptions, amortization expense of mortgage servicing rights, and certain overhead expenses.

(3) For each reportable segment, intersegment expenses includes:

Life Insurance - mortgage servicing fees and interest expense.

Cemetery/Mortuary - rent expense, data processing and IT related expenses, and interest expense.

Mortgage - rent expense and interest expense.

16) <u>Related Party Transactions</u>

The Company's Board of Directors has a written procedure, which requires disclosure to the Board of any material interest or any affiliation on the part of any of its officers, directors or employees that is in conflict or may conflict with the interests of the Company. The Company and its Board of Directors are unaware of any related party transactions that require disclosure as of December 31, 2024.

17) <u>Fair Value of Financial Instruments</u>

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

Level 1: Financial assets and financial liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Financial assets and financial liabilities whose values are based on the following:

    a)   Quoted prices for similar assets or liabilities in active markets;
    b)   Quoted prices for identical or similar assets or liabilities in non-active markets; or
    c)   Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs may reflect the Company's estimates of the assumptions that market participants would use in valuing financial assets and financial liabilities.

The Company utilizes a combination of third-party valuation service providers, brokers, and internal valuation models to determine fair value.

The following methods and assumptions were used by the Company in estimating the fair value disclosures related to significant financial instruments:

The items shown under Level 1 and Level 2 are valued as follows:

<u>*Fixed Maturity Securities Available for Sale*</u>: The fair values of fixed maturity securities are based on quoted market prices, when available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements (considered Level 3 financial assets), are estimated by discounting expected future cash flows using a current market value applicable to the coupon rate, credit, and maturity of the investments.

<u>*Equity Securities*</u>: The fair values for equity securities are based on quoted market prices.

17) <u>Fair Value of Financial Instruments</u> (Continued)

Restricted Assets: A portion of these assets include equity securities and fixed maturity securities available for sale that have quoted market prices that are used to determine fair value. Also included are cash and cash equivalents and participations in mortgage loans. The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values due to their short-term nature.

Cemetery Perpetual Care Trust Investments: A portion of these assets include equity securities and fixed maturity securities available for sale that have quoted market prices that are used to determine fair value. Also included are cash and cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values due to their short-term nature

Additionally, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

The items shown under Level 3 are valued as follows:

Loans Held for Sale: The Company elected the fair value option for loans held for sale. The fair value is based on quoted market prices, when available. When a quoted market price is not readily available, the Company uses the market price from its last sale of similar assets. Fair value is often difficult to determine and may contain significant unobservable inputs.

Loan Commitments and Forward Sale Commitments: The Company's mortgage segment enters into loan commitments with potential borrowers and forward sale commitments to sell loans to third-party investors. The Company also uses a hedging strategy for these transactions. A loan commitment binds the Company to lend funds to a qualified borrower at a specified interest rate and within a specified period, generally up to 30 days after issuance of the loan commitment. Loan commitments are defined to be derivatives under GAAP and are recognized at fair value on the consolidated balance sheets with changes in their fair values recorded in current earnings.

The Company estimates the fair value of a loan commitment based on the change in estimated fair value of the underlying mortgage loan, quoted MBS prices, estimates of the fair value of mortgage servicing rights, and an estimate of the probability that the mortgage loan will fund within the terms of the commitment. The change in fair value of the underlying mortgage loan is measured from the date the loan commitment is issued. Following issuance, the value of a mortgage loan commitment can be either positive or negative depending upon the change in value of the underlying mortgage loans. Fallout rates and other factors from the Company's recent historical data are used to estimate the quantity and value of mortgage loans that will fund within the terms of the commitments.

Impaired Mortgage Loans Held for Investment: The Company believes that the fair value of these nonperforming loans will approximate the unpaid principal balance expected to be recovered based on the fair value of the underlying collateral. For residential and commercial properties, the collateral value is estimated by obtaining an independent appraisal. The appraisal typically considers area comparable properties and property condition as well as potential rental income that could be generated (particularly for commercial properties). For residential construction loans, the collateral is typically incomplete, so fair value is estimated as the replacement cost using data from a provider of building cost information to the real estate construction.

Impaired Real Estate Held for Investment: Fair value is generally determined by obtaining an independent appraisal, which typically considers area comparable properties and property condition. The Company believes that in an orderly market, fair value approximates the replacement cost of a home and will list for sale any foreclosed properties. In a disorderly market, the Company believes the highest and best use of the properties is as income producing assets and will hold the properties as rental properties, matching the income from the investment in rental properties with the funds required for estimated future policy benefits. Accordingly, in addition to an appraisal, the fair value determination will generally be weighed more heavily toward the rental analysis.

17) <u>Fair Value of Financial Instruments</u> (Continued)

It should be noted that for replacement cost, when determining the fair value of real estate held for investment, the Company uses a provider of building cost information to the real estate construction industry. For the investment analysis, the Company used market data based upon its real estate operation experience and projected the present value of the net rental income over seven years. The Company also considers area comparable properties and property condition when determining fair value.

In addition to this analysis performed by the Company, the Company depreciates Real Estate Held for Investment. This depreciation reduces the book value of these properties and lessens the exposure to the Company from further deterioration in real estate values.

Mortgage Servicing Rights: The Company initially recognizes MSRs at their estimated fair values derived from the net cash flows associated with the servicing contracts, where the Company assumes the obligation to service the loan in the sale transaction.

The following table summarizes Level 1, 2 and 3 financial assets and financial liabilities measured at fair value on a recurring basis by their classification in the consolidated balance sheet as of December 31, 2024.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a recurring basis				
Fixed maturity securities available for sale	$ 366,546,129	$ -	$ 365,396,203	$ 1,149,926
Equity securities	15,771,681	15,771,681	-	-
Loans held for sale	131,181,148	-	-	131,181,148
Restricted assets (1)	2,351,369	-	2,351,369	-
Restricted assets (2)	9,972,166	9,972,166	-	-
Cemetery perpetual care trust investments (1)	769,662	-	769,662	-
Cemetery perpetual care trust investments (2)	4,920,044	4,920,044	-	-
Derivatives - loan commitments (3)	5,348,089	-	-	5,348,089
Total assets accounted for at fair value on a recurring basis	$ 536,860,288	$ 30,663,891	$ 368,517,234	$ 137,679,163
Liabilities accounted for at fair value on a recurring basis				
Derivatives - loan commitments (4)	$ (3,034,879)	$ -	$ -	$ (3,034,879)
Total liabilities accounted for at fair value on a recurring basis	$ (3,034,879)	$ -	$ -	$ (3,034,879)

(1) Fixed maturity securities available for sale

(2) Equity securities

(3) Included in other assets on the consolidated balance sheets

(4) Included in other liabilities and accrued expenses on the consolidated balance sheets

17) <u>Fair Value of Financial Instruments</u> (Continued)

The following table summarizes Level 1, 2 and 3 financial assets and financial liabilities measured at fair value on a recurring basis by their classification in the consolidated balance sheet as of December 31, 2023.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a recurring basis				
Fixed maturity securities available for sale	$ 381,535,986	$ -	$ 380,297,330	$ 1,238,656
Equity securities	13,636,071	13,636,071	-	-
Loans held for sale	126,549,190	-	-	126,549,190
Restricted assets (1)	1,853,860	-	1,853,860	-
Restricted assets (2)	7,385,203	7,385,203	-	-
Cemetery perpetual care trust investments (1)	641,704	-	641,704	-
Cemetery perpetual care trust investments (2)	4,327,301	4,327,301	-	-
Derivatives - loan commitments (3)	4,995,486	-	-	4,995,486
Total assets accounted for at fair value on a recurring basis	$ 540,924,801	$ 25,348,575	$ 382,792,894	$ 132,783,332
Liabilities accounted for at fair value on a recurring basis				
Derivatives - loan commitments (4)	$ (3,412,224)	$ -	$ -	$ (3,412,224)
Total liabilities accounted for at fair value on a recurring basis	$ (3,412,224)	$ -	$ -	$ (3,412,224)

(1) Fixed maturity securities available for sale

(2) Equity securities

(3) Included in other assets on the consolidated balance sheets

(4) Included in other liabilities and accrued expenses on the consolidated balance sheets

For Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at 12/31/2024	Valuation Technique	Significant Unobservable Input(s)	Range of Inputs Minimum Value	Maximum Value	Weighted Average
Loans held for sale	$131,181,148	Market approach	Investor contract pricing as a percentage of unpaid principal balance	84.0%	109.0%	102.0%
Derivatives - loan commitments (net)	2,313,210	Market approach	Pull-through rate	63.0%	100.0%	83.0%
			Initial-Value	N/A	N/A	N/A
			Servicing	0 bps	242 bps	47 bps
Fixed maturity securities available for sale	1,149,926	Broker quotes	Pricing quotes	$ 100.00	$ 101.20	$ 100.16

17) <u>Fair Value of Financial Instruments</u> (Continued)

For Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at 12/31/2023	Valuation Technique	Significant Unobservable Input(s)	Range of Inputs		Weighted Average
				Minimum Value	Maximum Value	
Loans held for sale	$126,549,190	Market approach	Investor contract pricing as a percentage of unpaid principal balance	70.0%	121.0%	100.0%
Derivatives - loan commitments (net)	1,583,262	Market approach	Pull-through rate	70.0%	99.0%	86.0%
			Initial-Value	N/A	N/A	N/A
			Servicing	0 bps	119 bps	49 bps
Fixed maturity securities available for sale	1,238,656	Broker quotes	Pricing quotes	$ 98.40	$ 102.46	$ 99.86

The following table is a summary of changes in the consolidated balance sheet line items measured using level 3 inputs:

	Net Derivatives Loan Commitments	Loans Held for Sale	Fixed Maturity Securities Available for Sale
Balance - December 31, 2023	$ 1,583,262	$ 126,549,190	$ 1,238,656
Originations/purchases	-	2,295,830,408	-
Sales, maturities and paydowns	-	(2,338,209,587)	(92,593)
Foreclosed into real estate held for sale	-	(858,977)	-
Foreclosed into receivables	-	(382,936)	-
Total gains (losses):			
Included in earnings	729,948(1)	48,253,050(1)	-(2)
Included in other comprehensive income	-	-	3,863
Balance - December 31, 2024	$ 2,313,210	$ 131,181,148	$ 1,149,926

(1) As a component of mortgage fee income on the consolidated statements of earnings

(2) As a component of net investment income on the consolidated statements of earnings

The following table is a summary of changes in the consolidated balance sheet line items measured using level 3 inputs:

	Net Derivatives Loan Commitments	Loans Held for Sale	Fixed Maturity Securities Available for Sale
Balance - December 31, 2022	$ 2,706,877	$ 141,179,620	$ 1,435,519
Originations/purchases	-	2,173,080,584	-
Sales, maturities and paydowns	-	(2,224,454,040)	(129,521)
Transfer to mortgage loans held for investment	-	(3,017,626)	-
Total gains (losses):			
Included in earnings	(1,123,615) (1)	39,760,652(1)	(108) (2)
Included in other comprehensive income	-	-	(67,234)
Balance - December 31, 2023	$ 1,583,262	$ 126,549,190	$ 1,238,656

(1) As a component of mortgage fee income on the consolidated statements of earnings

(2) As a component of net investment income on the consolidated statements of earnings

17) <u>Fair Value of Financial Instruments</u> (Continued)

The Company did not have any financial assets and financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023, respectively.

Fair Value of Financial Instruments Carried at Other Than Fair Value

ASC 825, Financial Instruments, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

The Company uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction as of December 31, 2024 and 2023.

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of December 31, 2024:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Mortgage loans held for investment					
Residential	$ 89,780,350	$ -	$ -	$ 90,168,328	$ 90,168,328
Residential construction	150,211,240	-	-	150,211,240	150,211,240
Commercial	61,755,768	-	-	60,864,775	60,864,775
Mortgage loans held for investment, net	$ 301,747,358	$ -	$ -	$ 301,244,343	$ 301,244,343
Policy loans	14,019,248	-	-	14,019,248	14,019,248
Insurance assignments, net (1)	46,956,932	-	-	46,956,932	46,956,932
Restricted assets (2)	983,834	-	-	983,834	983,834
Cemetery perpetual care trust investments (2)	2,141,464	-	-	2,141,464	2,141,464
Mortgage servicing rights, net	2,939,878	-	-	4,552,316	4,552,316
Liabilities					
Bank and other loans payable	$ (106,740,104)	$ -	$ -	$ (90,455,678)	$ (90,455,678)
Policyholder account balances (3)	(37,066,043)	-	-	(37,626,593)	(37,626,593)
Future policy benefits - annuities (3)	(105,716,087)	-	-	(104,611,544)	(104,611,544)

(1) Included in other investments and policy loans on the consolidated balance sheets

(2) Mortgage loans held for investment

(3) Included in future policy benefits and unpaid claims on the consolidated balance sheets

17) Fair Value of Financial Instruments (Continued)

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of December 31, 2023:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Mortgage loans held for investment					
Residential	$ 99,519,750	$ -	$ -	$ 96,998,106	$ 96,998,106
Residential construction	103,529,896	-	-	103,529,896	103,529,896
Commercial	72,567,191	-	-	72,149,530	72,149,530
Mortgage loans held for investment, net	$ 275,616,837	$ -	$ -	$ 272,677,532	$ 272,677,532
Policy loans	13,264,183	-	-	13,264,183	13,264,183
Insurance assignments, net (1)	44,051,486	-	-	44,051,486	44,051,486
Restricted assets (2)	675,219	-	-	675,219	675,219
Cemetery perpetual care trust investments (2)	246,865	-	-	246,865	246,865
Mortgage servicing rights, net	3,461,146	-	-	4,543,657	4,543,657
Liabilities					
Bank and other loans payable	$ (105,555,137)	$ -	$ -	$ (105,555,137)	$ (105,555,137)
Policyholder account balances (3)	(39,245,123)	-	-	(48,920,691)	(48,920,691)
Future policy benefits - annuities (3)	(106,285,010)	-	-	(102,177,585)	(102,177,585)

(1) Included in other investments and policy loans on the consolidated balance sheets

(2) Mortgage loans held for investment

(3) Included in future policy benefits and unpaid claims on the consolidated balance sheets

The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

Mortgage Loans Held for Investment: The estimated fair value of the Company's mortgage loans held for investment is determined using various methods. The Company's mortgage loans are grouped into three categories: Residential, Residential Construction and Commercial. When estimating the expected future cash flows, it is assumed that all loans will be held to maturity, and any loans that are non-performing are evaluated individually for impairment.

Residential — The estimated fair value is determined by estimating expected future cash flows of payments and discounting them using current interest rates for single family mortgages and considering pricing of similar loans that were sold recently.

Residential Construction — These loans are primarily short in maturity. Accordingly, the estimated fair value is determined to be the carrying value.

Commercial — The estimated fair value is determined by estimating expected future cash flows of payments and discounting them using current interest rates for commercial mortgages.

Policy Loans: The carrying amounts reported in the accompanying consolidated balance sheet for these financial instruments approximate their fair values because they are fully collateralized by the cash surrender value of the underlying insurance policies.

Insurance Assignments, Net: These investments are short in maturity. Accordingly, the carrying amounts reported in the accompanying consolidated balance sheet for these financial instruments approximate their fair values.

17) Fair Value of Financial Instruments (Continued)

Bank and Other Loans Payable: The carrying amounts reported in the accompanying consolidated balance sheet for warehouse lines of credit approximate their fair values due to their relatively short-term maturities and variable interest rates. The estimated fair value for bank loans collateralized by real estate is determined by estimating future cash flows of payments and discounting them using current market rates.

Policyholder Account Balances and Future Policy Benefits-Annuities: Future policy benefit reserves for interest-sensitive insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period more than related policy account balances. Interest credit rates for interest-sensitive insurance products ranged from 1.5% to 6.5%. The fair values for these investment-type insurance policies are estimated based on the present value of liability cash flows. The fair values for the Company's insurance policies other than investment-type policies are not required to be disclosed. However, the fair values of liabilities under all insurance policies are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance policies.

18) Accumulated Other Comprehensive Income (loss)

The following summarizes the changes in accumulated other comprehensive income (loss):

	December 31	
	2024	2023
Unrealized gains on fixed maturity securities available for sale	$ 77,334	$ 7,853,398
Amounts reclassified into net earnings	(156,562)	(39,074)
Net unrealized gains (losses) before taxes	(79,228)	7,814,324
Tax benefit (expense)	13,942	(1,640,186)
Net	(65,286)	6,174,138
Unrealized gains on restricted assets (1)	841	11,175
Tax expense	(210)	(2,784)
Net	631	8,391
Unrealized gains (losses) on cemetery perpetual care trust investments (1)	(1,403)	2,917
Tax benefit (expense)	350	(727)
Net	(1,053)	2,190
Other comprehensive income (loss) changes	$ (65,708)	$ 6,184,719

(1) Fixed maturity securities available for sale

18) Accumulated Other Comprehensive Income (loss) (Continued)

The following is the accumulated balances of other comprehensive income (loss) as of December 31, 2024:

	Beginning Balance December 31, 2023		Change for the period		Ending Balance December 31, 2023	
Unrealized gains on fixed maturity securities available for sale	$	(6,876,629)	$	(65,286)	$	(6,941,915)
Unrealized gains (losses) on restricted assets (1)		(4,757)		631		(4,126)
Unrealized losses on cemetery perpetual care trust investments (1)		(4,172)		(1,053)		(5,225)
Other comprehensive loss	$	(6,885,558)	$	(65,708)	$	(6,951,266)

(1) Fixed maturity securities available for sale

The following is the accumulated balances of other comprehensive income (loss) as of December 31, 2023:

	Beginning Balance December 31, 2022		Change for the period		Ending Balance December 31, 2023	
Unrealized gains (losses) on fixed maturity securities available for sale	$	(13,050,767)	$	6,174,138	$	(6,876,629)
Unrealized gains (losses) on restricted assets (1)		(13,148)		8,391		(4,757)
Unrealized gains (losses) on cemetery perpetual care trust investments (1)		(6,362)		2,190		(4,172)
Other comprehensive income (loss)	$	(13,070,277)	$	6,184,719	$	(6,885,558)

(1) Fixed maturity securities available for sale

19) Derivative Instruments

The Company reports derivative instruments pursuant to the accounting policy discussed in Note 1.

The following table shows the fair value and notional amounts of derivative instruments.

	Balance Sheet Location	December 31, 2024			December 31, 2023		
		Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives not designated as hedging instruments:							
Loan commitments	Other assets and Other liabilities	$210,597,657	$5,348,089	$3,034,879	$161,832,250	$4,995,486	$3,412,224
Total		$210,597,657	$5,348,089	$3,034,879	$161,832,250	$4,995,486	$3,412,224

The following table presents the gains (losses) on derivatives. There were no gains or losses reclassified from accumulated other comprehensive income into income, or gains or losses recognized into income on the ineffective portion of the derivatives or any amounts excluded from effective testing.

Derivative	Classification	Years ended December 31,	
		2024	2023
Loan commitments	Mortgage fee income	$ 729,948	$ (1,123,615)
Call and put options	Gains on investments and other assets	$ -	$ 49,963

20) Mortgage Servicing Rights

The Company reports MSRs pursuant to the accounting policy discussed in Note 1.

The following table presents the MSR activity.

		December 31,		
		2024		2023
Amortized cost:				
Balance before valuation allowance at beginning of year	$	3,461,146	$	3,039,765
MSR additions resulting from loan sales		90,370		1,009,312
Amortization (1)		(611,638)		(587,931)
Sale of MSRs		-		-
Application of valuation allowance to write down MSRs with other than temporary impairment		-		-
Balance before valuation allowance at year end	$	2,939,878	$	3,461,146
Valuation allowance for impairment of MSRs:				
Balance at beginning of year	$	-	$	-
Additions		-		-
Application of valuation allowance to write down MSRs with other than temporary impairment		-		-
Balance at year end	$	-	$	-
Mortgage servicing rights, net	$	2,939,878	$	3,461,146
Estimated fair value of MSRs at year end	$	4,552,316	$	4,543,657

(1)Included in other expenses on the consolidated statements of earnings

The table below summarizes the Company's estimate of future amortization of its existing MSRs carried at amortized cost. This projection was developed using the Company's assumptions in its December 31, 2024, valuation of MSRs. The assumptions used in the following table are likely to change as market conditions, portfolio composition and borrower behavior change, causing both actual and projected amortization levels to change over time.

	Estimated MSR Amortization
2025	$ 305,312
2026	272,903
2027	249,515
2028	224,804
2029	202,811
Thereafter	1,684,533
Total	$ 2,939,878

20) <u>Mortgage Servicing Rights</u> (Continued)

The Company collected the following contractual servicing fee income and late fee income as reported in other revenues on the consolidated statements of earnings.

	Years Ended December 31,	
	2024	2023
Contractual servicing fees	$ 968,814	$ 1,144,540
Late fees	77,123	97,300
Total	$ 1,045,937	$ 1,241,840

The following is a summary of the unpaid principal balances ("UPB") of the servicing portfolio.

	December 31,	
	2024	2023
Servicing UPB	$ 385,134,774	$ 414,147,436

The following key assumptions were used in determining MSR value.

	Prepayment Speeds	Average Life(Years)	Discount Rate
December 31, 2024	8.79	8.28	12.14
December 31, 2023	9.70	7.79	11.85

21) Future Policy Benefits and Unpaid Claims

The Company reports future policy benefits and unpaid claims pursuant to the accounting policy discussed in Note 1.

The following table provides information regarding future policy benefits and unpaid claims and the related receivable from reinsurers.

		December 31,		
		2024		2023
Life	$	790,212,538	$	756,936,902
Annuities		105,815,690		106,285,010
Policyholder account balances		37,066,043		39,245,123
Accident and health		543,792		572,689
Other policyholder funds		4,482,462		4,411,108
Reported but unpaid claims		2,463,220		3,525,774
Incurred but not reported claims		4,228,098		5,062,010
Gross future policy benefits and unpaid claims	$	944,811,843	$	916,038,616
Receivable from reinsurers				
Life		10,285,092		10,478,863
Annuities		3,415,644		4,238,934
Accident and health		74,762		77,917
Reported but unpaid claims		45,595		48,345
Incurred but not reported claims		10,000		13,000
Total receivable from reinsurers		13,831,093		14,857,059
Net future policy benefits and unpaid claims	$	930,980,750	$	901,181,557
Net unpaid claims	$	6,635,723	$	8,526,439

The following table provides a roll forward of the Company's liability for reported but unpaid claims and incurred but not reported claims, net of the related receivable from reinsurers.

		Life		Annuities		Accident and Health		Total
Balance at 12/31/2022	$	9,404,263	$	649,452	$	17,000	$	10,070,715
Incurred		61,390,517(1)		12,669,463(2)		30,408(3)		74,090,388
Settled		(62,665,619)		(12,939,637)		(29,408)		(75,634,664)
Balance at 12/31/2023		8,129,161		379,278		18,000		8,526,439
Incurred		58,116,837(1)		12,416,335(2)		2,767(3)		70,535,939
Settled		(59,882,755)		(12,540,133)		(3,767)		(72,426,655)
Balance at 12/31/2024	$	6,363,243	$	255,480	$	17,000	$	6,635,723

(1) See death benefits on the consolidated statements of earnings

(2) Included in increase in future benefits on the consolidated statements of earnings

(3) Included in surrender and other policy benefits on the consolidated statements of earnings

22) Revenues from Contracts with Customers

The Company reports revenues from contracts with customers pursuant to ASC No. 606, Revenue from Contracts with Customers.

Contracts with Customers

Information about Performance Obligations and Contract Balances

The Company's cemetery and mortuary segment sells a variety of goods and services to customers in both at-need and pre-need situations. Due to the timing of the fulfillment of the obligation, revenue is deferred until that obligation is fulfilled. The total contract liability for future obligations is included in deferred pre-need cemetery and mortuary contract revenues on the consolidated balance sheets and, as of December 31, 2024 and 2023, the balances were $20,168,405 and $18,237,246, respectively.

The Company's three types of future obligations are as follows:

Pre-need Merchandise and Service Revenue: All pre-need merchandise and service revenue is deferred, and the funds are placed in trust until the need arises, the merchandise is received, or the service is performed. The trust is then relieved, and the revenue and commissions are recognized. As of December 31, 2024 and 2023, the balances were $19,511,868 and $17,424,764, respectively.

At-need Specialty Merchandise Revenue: At-need specialty merchandise revenue consists of customizable merchandise ordered from a manufacturer such as markers and bases. When specialty merchandise is ordered, it can take time to manufacture and deliver the product. Revenue is deferred until the at-need merchandise is received. As of December 31, 2024 and 2023, the balances were $656,537 and $812,482, respectively. Deferred revenue for at-need specialty revenue is not placed in trust.

Deferred Pre-need Land Revenue: Deferred pre-need revenue and corresponding commissions are deferred until 10% of the funds are received from the customer through regular monthly payments. As of December 31, 2024 and 2023, the balances were nil and nil, respectively. Deferred pre-need land revenue is not placed in trust.

Complete payment of the contract does not constitute fulfillment of the performance obligation. Goods or services are deferred until such a time the service is performed, or merchandise is received. Pre-need contracts are required to be paid in full prior to a customer using a good or service from a pre-need contract. Goods and services from pre-need contracts can be transferred when paid in full from one owner to another. In such cases, the Company will act as an agent in transferring the requested goods and services. A transfer of goods and services does not fulfill an obligation and revenue remains deferred.

22) Revenues from Contracts with Customers (Continued)

The opening and closing balances of the Company's receivables, contract assets and contract liabilities are as follows:

| | Contract Balances | | |
	Receivables (1)	Contract Asset	Contract Liability
Opening (1/1/2024)	$ 6,321,573	$ -	$ 18,237,246
Closing (12/31/2024)	7,095,589	-	20,168,405
Increase/(decrease)	774,016	-	1,931,159

| | Contract Balances | | |
	Receivables (1)	Contract Asset	Contract Liability
Opening (1/1/2023)	$ 5,392,779	$ -	$ 16,226,836
Closing (12/31/2023)	6,321,573	-	18,237,246
Increase/(decrease)	928,794	-	2,010,410

 (1)Included in Receivables, net on the consolidated balance sheets

The following table disaggregates the opening and closing balances of the Company's contract balances.

| | Contract Balances | |
	Contract Asset	Contract Liability
Pre-need merchandise and services	$ -	$ 17,424,764
At-need specialty merchandise	-	812,482
Pre-need land sales	-	-
Opening (1/1/2024)	$ -	$ 18,237,246
Pre-need merchandise and services	$ -	$ 19,511,868
At-need specialty merchandise	-	656,537
Pre-need land sales	-	-
Closing (12/31/2024)	$ -	$ 20,168,405

| | Contract Balances | |
	Contract Asset	Contract Liability
Pre-need merchandise and services	$ -	$ 15,289,901
At-need specialty merchandise	-	936,935
Pre-need land sales	-	-
Opening (1/1/2023)	$ -	$ 16,226,836
Pre-need merchandise and services	$ -	$ 17,424,764
At-need specialty merchandise	-	812,482
Pre-need land sales	-	-
Closing (12/31/2023)	$ -	$ 18,237,246

22) <u>Revenues from Contracts with Customers</u> (Continued)

The amount of revenue recognized for 2024 and 2023 that was included in the opening contract liability balance was $5,324,668 and $4,539,540, respectively.

The difference between the opening and closing balances of the Company's contract assets and contract liabilities primarily results from the timing difference between the Company's performance and the customer's payment.

<u>Disaggregation of Revenue</u>

The following table disaggregates revenue for the Company's cemetery and mortuary contracts.

	Years Ended December 31	
	2024	2023
Major goods/service lines		
At-need	$ 19,989,995	$ 19,957,735
Pre-need	9,047,178	7,907,076
	$ 29,037,173	$ 27,864,811
Timing of Revenue Recognition		
Goods transferred at a point in time	$ 18,147,136	$ 17,560,899
Services transferred at a point in time	10,890,037	10,303,912
	$ 29,037,173	$ 27,864,811

Significant Judgments and Estimates

The Company's cemetery and mortuary segment recognizes revenue on future performance obligations when goods are delivered and when services are performed and is not determined by the terms or payments of the contract as long as any good or service is paid in full prior to delivery. Prices are determined based on the market at the time a contract is created. Goods or services are not partially completed. There are no significant judgements, estimations, or allocation methods for when revenue should be recognized.

Practical Expedients

The Company has not elected to use any of the practical expedients.

Contract Costs

The Company's cemetery and mortuary segment defer certain costs associated with obtaining a contract on future obligations.

Pre-need Merchandise and Service Revenue: Pre-need merchandise and service revenues are deferred until the goods or services are delivered. Recognition can be years until the obligations are satisfied. Commissions and other costs are capitalized and deferred until the obligation is satisfied. Other costs include rent on pre-need offices and training rooms, and call center costs. Costs that are allocated based on a percentage include family service advisor compensation, bonuses, utilities, and supplies that are all used to procure a pre-need sale.

At-need Specialty Merchandise Revenue: At-need specialty merchandise is ordered from a third-party manufacturer. Generally, at-need specialty merchandise is ordered and received within 90 days of order. These orders are also short-term in nature and are deferred until the product is received from the manufacturer and the obligation is satisfied.

22) Revenues from Contracts with Customers (Continued)

Deferred Pre-need Land Revenue: Revenue is recognized on pre-need land sales when the customer has paid at least 10% toward the land price. In cases where customers pay less than 10% of the revenue and associated commissions are deferred until such a time when 10% of the contract price is received.

The following table disaggregates contract costs that are included in the deferred policy and pre-need contract acquisition costs on the consolidated balances sheets.

	Years Ended December 31	
	2024	2023
Pre-need merchandise and services	$ 4,113,793	$ 3,951,267
At-need specialty merchandise	11,268	23,090
Pre-need land sales	-	-
	$ 4,125,061	$ 3,974,357

23) Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period in exchange for consideration. The Company determines if a contract is a lease at the inception of the contract. At the commencement date of a lease, the Company measures the lease liability at the present value of the lease payments over the lease term, discounted using the discount rate for the lease. The Company uses the rate implicit in the lease, if available, otherwise the Company uses its incremental borrowing rate. Also, at the commencement date of a lease, the Company measures the cost of the related right-of-use asset which consists of the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and any initial direct costs incurred by the Company.

Information about the Nature of Leases and Subleases

The Company leases office space and equipment from third parties under various non-cancelable agreements. The Company has operating leases for office space for its segments in areas where it conducts business. The Company subleases some of this office space. The Company also has finance leases for certain equipment, such as copy machines and postage machines. The Company does not have any lease agreements with variable lease payments. The Company has not included any options to extend or terminate leases in the recognition of the right-of-use assets or lease liabilities because of the uncertainty that they will be exercised. No residual value guarantees have been provided to the Company. The Company does not have any restrictions or covenants imposed by leases.

Leases that have not Commenced

The Company does not have any leases that have not commenced that create significant rights or obligations for the Company.

Related Party Lease Transactions

The Company does not have any related party lease transactions that require disclosure as of December 31, 2024.

23) <u>Leases</u> (Continued)

Short-term Leases

The Company made an accounting policy election not to apply the recognition requirements of ASC 842 to short-term leases, which are leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying assets that the lessee is reasonably certain to exercise.

Significant Judgments and Assumptions

The Company does not use any significant judgments or assumptions regarding the determination of whether a contract contains a lease; the allocation of the consideration in a contract between lease and non-lease components; or the determination of the discount rates for the leases. The following table presents the Company's total lease cost recognized in earnings, amounts capitalized as right-of-use assets and cash flows from lease transactions.

	Years Ended December 31			
		2024		2023
Lease Cost				
Finance lease cost:				
Amortization of right-of-use assets (1)	$	48,687	$	25,573
Interest on lease liabilities (2)		6,553		1,713
Operating lease cost (3)		3,102,662		3,914,954
Short-term lease cost (3)(4)		1,419,524		1,874,556
Sublease income (3)		(562,675)		(323,272)
Total lease cost	$	4,014,751	$	5,493,524
Other Information				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	3,622,607	$	4,007,919
Operating cash flows from finance leases		6,553		1,713
Financing cash flows from finance leases		46,425		27,868
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	1,770,873	$	160,348
Finance leases		176,040		12,332
Weighted-average remaining lease term (in years)				
Finance leases		1.80		3.29
Operating leases		2.66		2.88
Weighted-average discount rate				
Finance leases		7.89%		6.81%
Operating leases		5.37%		4.54%

(1) Included in Depreciation on property and equipment on the consolidated statements of earnings

(2) Included in Interest expense on the consolidated statements of earnings

(3) Included in Rent and rent related expenses on the consolidated statements of earnings

(4) Includes leases with a term of 12 months or less

23) <u>Leases</u> (Continued)

The following table presents the maturity analysis of the Company's lease liabilities.

		Finance Leases		Operating Leases
Lease payments due in:				
2025	$	88,504	$	2,532,116
2026		63,751		1,956,436
2027		2,833		643,208
2028		1,181		304,099
2029		-		207,649
Thereafter		-		72,751
Total undiscounted lease payments		156,269		5,716,259
Less: Discount on cash flows		(11,102)		(430,819)
Present value of lease liabilities	$	145,167	$	5,285,440

The following table presents the Company's right-of-use assets and lease liabilities.

		Year Ended December 31,			
	Balance Sheet Location	2024		2023	
Operating Leases					
Right-of-use assets	Other assets	$	4,837,045	$	6,374,336
Lease liabilities	Other liabilities and accrued expenses	$	5,285,440	$	6,888,542
Finance Leases					
Right-of-use assets		$	207,127	$	130,367
Accumulated amortization			(64,971)		(115,565)
Right-of-use assets, net	Property and equipment, net	$	142,156	$	14,802
Lease liabilities	Bank and other loans payable	$	145,167	$	15,550

The Company is also a lessor and has operating lease agreements with various tenants that lease its commercial properties. See Note 2 for information about the Company's real estate held for investment.

Market for the Registrant's Common Stock, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's Class A Common Stock trades on The Nasdaq Global Select Market under the symbol "SNFCA." As of March 27, 2025, the closing stock price of the Class A Common Stock was $12.61 per share. As of March 27, 2025, there were 1,605 registered stockholders of record of the Company's Class A Common Stock and 45 registered stockholders of record of the Company's Class C Common Stock. Because many of the Company's shares of Class A Common Stock are held by brokers and other institutions on behalf of the stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

The following were the high and low market closing stock prices for the Class A Common Stock by quarter as reported by NASDAQ since January 1, 2023:

	Price Range (1)			
	High		Low	
Period (Calendar Year)				
2023				
First Quarter	$	6.85	$	5.44
Second Quarter	$	8.05	$	5.74
Third Quarter	$	8.41	$	7.22
Fourth Quarter	$	9.14	$	6.56
2024				
First Quarter	$	9.04	$	7.26
Second Quarter	$	8.00	$	6.19
Third Quarter	$	9.20	$	7.45
Fourth Quarter	$	13.42	$	9.12
2025				
First Quarter (through March 27, 2025)	$	13.46	$	11.31

(1) Stock prices have been adjusted retroactively for the effect of annual stock dividends.

The Class C Common Stock is not registered or traded on a national exchange. See Note 12 of the Notes to Consolidated Financial Statements.

The Company has never paid a cash dividend on its Class A or Class C Common Stock. The Company currently anticipates that all its earnings will be retained for use in the operation and expansion of its business and does not intend to pay any cash dividends on its Class A or Class C Common Stock in the foreseeable future. Any future determination as to cash dividends will depend upon the earnings and financial position of the Company and such other factors as its Board of Directors may deem appropriate. The Company paid a 5% stock dividend on Class A and Class C Common Stock each year from 1990 through 2019, a 7.5% stock dividend for the year 2020, and a 5.0% stock dividend for the years 2021 through 2024.

On April 15, 2024, the Company executed a 10b5-1 agreement with a broker to repurchase shares of the Company's Class A Common Stock. Under the terms of the agreement, the broker is permitted to repurchase up to $1,000,000 of the Company's Class A Common Stock. Purchases commenced May 15, 2024. The agreement is subject to the daily time, price and volume conditions of Rule 10b-18. The agreement expired on December 31, 2024.

The following table shows the Company's repurchase activity of its common stock during the three-month period ended December 31, 2024, under the 10b5-1 agreement.

Period	(a) Total Number of Class A Shares Purchased	(b) Average Price Paid per Class A Share (1)	(c) Total Number of Class A Shares Purchased as Part of Publicly Announced Plan or Program	(d) Maximum Number of Class A Shares that May Yet Be Purchased Under the Plan or Program (2)
10/1/2024-10/31/2024	-	$ -	-	194,612
11/1/2024-11/30/2024	-	-	-	194,612
12/1/2024-12/31/2024	-	-	-	194,612
Total	-	$ -	-	194,612

(1) Includes fees and commissions paid on stock repurchases.
(2) In September 2018, the Board of Directors of the Company approved a Stock Repurchase Plan that authorized the repurchase of 300,000 shares of the Company's Class A Common Stock in the open market. The Company amended the Stock Repurchase Plan on December 4, 2020. The amendment authorized the repurchase of a total of 1,000,000 shares of the Company's Class A Common Stock in the open market. Any repurchased shares of Class A Common Stock are to be held as treasury shares to be used as the Company's employer matching contribution to the Employee 401(k) Retirement Savings Plan and for shares held in the Deferred Compensation Plan.

Market for the Registrant's Common Stock, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The graph below compares the cumulative total stockholder return of the Company's Class A Common Stock with the cumulative total return on the Standard & Poor's 500 Stock Index and the Standard & Poor's Insurance Index for the period from December 31, 2020 through December 31, 2024. The graph assumes that the value of the investment in the Company's Class A Common Stock and in each of the indexes was $100 as of December 31, 2020 and that all dividends were reinvested.

The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's Class A Common Stock.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
SNFC	100	116	96	125	175
S & P 500	100	128	103	128	158
S & P Insurance	100	125	135	145	181

The stock performance graph set forth above is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such acts.






Security National

Family of Companies

Security National Financial Corporation
433 Ascension Way, 6th Floor
Salt Lake City, UT 84123

www.SecurityNational.com